                                               Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-02385
PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 28, 1998)

                                4,600,000 SHARES

                       [THE LEARNING COMPANY, INC. LOGO]

                                  COMMON STOCK

                               ------------------

     Pursuant to the terms of the 6 1/4% Exchangeable Notes Due August 15, 2001 (the "Debt Exchangeable for Common Stock(SM)" or "DECS(SM)") of Tribune Company, a Delaware corporation ("Tribune"), Tribune may deliver to the holders of the DECS shares of common stock, par value $.01 per share (the "Common Stock"), of The Learning Company, Inc., a Delaware corporation ("TLC" or the "Company"). This Prospectus Supplement and the accompanying Prospectus of the Company (the "Company Prospectus") relate to the delivery by Tribune pursuant to the DECS of up to 4,600,000 shares of Common Stock, plus up to an additional 610,796 shares with respect to over-allotments. This Prospectus Supplement and the accompanying Company Prospectus accompany a prospectus supplement and prospectus (together, the "DECS Prospectus") of Tribune relating to the sale of 4,600,000 DECS, plus up to an additional 610,796 DECS solely to cover over-allotments. TLC will not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Common Stock to which this Prospectus Supplement relates. TLC takes no responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus Supplement and the accompanying Company Prospectus nor is it incorporated by reference herein or therein.

     The Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "TLC." On July 30, 1998, the last reported sale price of the Common Stock on the NYSE was $27.9375 per share. See "Price Range of Common Stock and Related Matters."

                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING COMPANY PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
             SUPPLEMENT OR THE ACCOMPANYING COMPANY PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

July 30, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DECS OR THE COMPANY'S COMMON STOCK, INCLUDING PURCHASES OF THE DECS OR THE COMPANY'S COMMON STOCK TO STABILIZE THE MARKET PRICE OF SUCH SECURITIES AND PURCHASES TO COVER SOME OR ALL OF A SHORT POSITION IN SUCH SECURITIES MAINTAINED BY THE UNDERWRITER. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL PLAN OF DISTRIBUTION."

     The Learning Company, MECC, Compton's, Reader Rabbit, Oregon Trail, BodyWorks and Cyber Patrol are registered trademarks and Learn To Speak and Home Medical Advisor are trademarks of TLC or its subsidiaries. Sesame Street is a registered trademark of Children's Television Workshop. The Baby-Sitters Club is a trademark of Scholastic Inc. based on the Baby-Sitters Club book series (C) Ann M. Martin. American Girls is a registered trademark of Pleasant Company. Berlitz is a registered trademark of Berlitz Investment Corporation. Mosby's is a registered trademark of Mosby-Year Book, Inc. Madeline is a trademark of Madeline Bemelmans and Barbara Bemelmans. The names of all other TLC brands and products are trademarks of TLC or its subsidiaries.

     Broderbund, the Broderbund logo, Family Tree Maker, Living Books, The Print Shop and Parsons Technology are registered trademarks of Broderbund. Carmen Sandiego is a trademark of Broderbund. Myst is a registered trademark of Broderbund and Riven is a trademark of Cyan, Inc.

                         PROSPECTUS SUPPLEMENT SUMMARY

                           THE LEARNING COMPANY, INC.

     The Learning Company, Inc. ("TLC" or the "Company") develops and publishes a broad range of high-quality branded consumer software for personal computers ("PCs") that educate across every age category, from young children to adults. The Company's primary emphasis is on education and reference software, but it also offers a selection of lifestyle, productivity and, to a lesser extent, entertainment products, both in North America and internationally.

     The Company's educational products are principally sold under a number of well-known brands, including The Learning Company, Minnesota Educational Computing Corporation ("MECC") and Creative Wonders brands. The Company develops and markets educational products for children ages 18 months to seven years in the popular "Reader Rabbit" family, which includes both single-subject and multi-subject titles such as Reader Rabbit's Reading 1, Reader Rabbit's Math 1, Reader Rabbit's Toddler, Reader Rabbit's Preschool, Reader Rabbit's Kindergarten and Reader Rabbit's 1st Grade. The Company also publishes educational products for this age group based on the popular Sesame Street and Madeline characters, among others. For children seven years and older, the Company develops and markets engaging educational products such as products based on the popular The Baby-Sitters Club books, as well as the long-running "Trail" series, which includes The Oregon Trail 3rd Edition. During 1997, the Company launched The American Girls Premiere title, which is marketed towards girls in this age group.

     The Company's reference products include the "Compton's Home Library" line which includes, among others, Compton's Interactive Encyclopedia and Compton's 3D World Atlas Deluxe. In addition, the Company offers a line of medical reference products that includes BodyWorks, Home Medical Advisor and Mosby's Medical Encyclopedia. The Company's productivity line is marketed under the SoftKey and Creative Office brands. The Company also publishes a lower-priced "Value" line of products in box version under the Key and Classics brands and a jewel-case only version under the SoftKey brand.

     The Company develops and markets several different lines of software designed to teach children and adults such foreign languages as French, German, Italian, Spanish, Japanese and English. These lines include, among others, the Learn to Speak and Berlitz lines of products. The Company also offers an Internet filtering product, Cyber Patrol, which allows parents and teachers to choose what content on the Internet is appropriate for children. As a result of the Company's recent acquisition of Mindscape, Inc. and related entities (collectively, "Mindscape") in March 1998, the Company also sells the popular Mavis Beacon Teaches Typing, Chessmaster 5500, Print Master Platinum and The Complete National Geographic.

     The Company distributes its products through retail channels, including direct sales to computer electronics stores, office superstores, mass merchandisers, discount warehouse stores and software specialty stores, which control over 23,000 North American storefronts. The Company also sells its products directly to consumers through the mail, telemarketing and the Internet, and also directly to schools. The Company's international sales are conducted from subsidiaries in Germany, France, Holland, Ireland, the United Kingdom, Australia and Japan. The Company also derives revenue from licensing its products to original equipment manufacturers ("OEMs")which bundle the Company's products for sale with computer systems or components and through on-line offerings.

     In February 1994, the Company, which was then known as WordStar International Incorporated, completed a three-way business combination with Softkey Software Products Inc. and Spinnaker Software Corporation in which the Company changed its name to SoftKey International Inc. In October 1996, the Company changed its name from SoftKey International Inc. to The Learning Company, Inc. to reflect its expanded emphasis on educational software.

PROPOSED MERGER WITH BRODERBUND SOFTWARE, INC.

     On June 22, 1998, the Company and Broderbund Software, Inc. ("Broderbund") announced that they had reached a definitive agreement to merge. Under the terms of the agreement, TLC will issue 0.80 shares of

Common Stock for each outstanding share of Broderbund common stock. Based on the number of shares of Broderbund common stock issued and outstanding on May 31, 1998 (excluding stock options, warrants or other rights to acquire Broderbund common stock), the Company expects to issue approximately 16,800,000 shares of Common Stock in the transaction.

     The closing of the transaction is subject to certain conditions, including the expiration of applicable waiting periods under pre-merger notification regulations and the approval of stockholders of each company. Broderbund's and TLC's Boards of Directors have each approved the transaction and intend to recommend that stockholders approve the transaction. The transaction is expected to close before the end of September 1998 and is expected to be accounted for using the pooling-of-interests method of accounting. There can be no assurance that the transaction will be completed on a timely basis or at all. For further information concerning the transaction, see the Company's Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus Supplement.

     Broderbund develops, publishes and markets a broad line of interactive personal productivity, entertainment and education software for use in the home, school and small business markets. Broderbund's product strategy is to identify and develop families of products that will achieve sustained consumer appeal and brand name recognition primarily across three major consumer software categories: personal productivity, entertainment and education. Broderbund's products include The Print Shop family of personal productivity products, the Carmen Sandiego family of educational products, the Family Tree Maker line of genealogy products, and the entertainment products Myst and Riven.

RECENT FINANCIAL RESULTS

     The Company's revenues for the three and six month periods ended June 30, 1998 were $129,251,000 and $242,853,000, as compared to revenues for the three and six month periods ended June 30, 1997 of $89,305,000 and $176,186,000, respectively. The Company's net loss (including amortization, acquisition and other charges) for the three and six month periods ended June 30, 1998 was $24,741,000 and $154,149,000 respectively, compared to a net loss in the comparable periods in 1997 of $102,555,000 and $209,873,000 respectively. Net loss per share (including amortization, acquisition and other charges) for the three and six month periods ended June 30, 1998 was $0.42 and $2.74, respectively, compared to a net loss per share for the three and six month periods ended June 30, 1997 of $2.09 and $4.30, respectively. The interim results are not necessarily indicative of results for a full year.

INDUSTRY OVERVIEW

     The consumer software market has grown over the past few years as a result of several major trends, including the increasing installed based of PCs in the home, the improved multimedia capabilities of PCs and the increasing demand for high quality, affordably priced software applications. The proliferation of PCs is attributable in part to the availability of lower priced, high performance PCs, including PCs costing less than $1,000. Improved product performance, expanded memory and enhanced multimedia capabilities have been the main drivers of growth in the consumer software market. In addition, consumers are exposed to software purchase opportunities from a wide variety of sources with increased frequency. The Internet has increased consumers' exposure to a variety of software products and technologies and, therefore, increased their expectations for high quality multimedia educational and reference software. The demand for a large number and broad spectrum of value-priced software is also having a significant impact on consumer software distribution. The distribution of consumer software has expanded beyond traditional software retailers and computer stores to include mass merchandisers, price clubs and superstores. As this trend continues, it will become increasingly important for companies to achieve greater sell-through unit volumes through brand name recognition, to establish strong relationships with retailers and to consistently launch new product offerings with state-of-the-art capabilities and rich content.

COMPANY STRATEGY

     The Company's strategy is to be a leading provider of high-quality branded consumer software for PCs. Key elements of the Company's operating and growth strategies include the following:

     Leverage Strong Brand Names and Leading Market Share. The Company's family of leading brand names ranks consistently among the leaders in PC Data Corporation's measurements of in-store sales of educational software in the United States. While the rankings of the Company's products change from time to time, TLC had five of the top ten best selling educational software titles in May 1998. The Company seeks to leverage its strong brand names through the development and introduction of updated versions of existing products and new products based on those brand names. The Company believes that it must continue to maintain and expand its portfolio of brand names to meet retailers' demand for both popular titles and a full line of complementary software products.

     Strengthen Product Position in Sales Channels. The Company currently sells its products through a broad spectrum of distribution channels including retail, OEM, school, direct and international. In order to increase its product penetration at such key retailers as Wal-Mart, Kmart, Sam's Club, Sears and other specialty and mass retailers, the Company is continually adding to its portfolio of titles through acquisitions, new product development and the introduction of updated versions of existing titles. Furthermore, as certain mass retailers seek to consolidate their suppliers, the Company's strategy is to build its business by focusing on strong brand names and the expansion of the breadth of its product line. Although retail remains the largest distribution channel for the Company's products, several other outlets are important, including OEM, school and the Internet. The Company has focused its efforts to reach consumers directly, including a customer database of over 7 million end-users. The school channel represents an important opportunity, with the Company's products currently being marketed to over 2.5 million classrooms.

     Broaden and Strengthen Product Lines through Acquisitions. Company management believes that the consumer software publishing and distribution markets will continue to consolidate and that the successful companies in its industry will need to offer increasingly greater product diversity as mass market retailers look to consolidate suppliers. Since December 1995, the Company has completed more than a dozen acquisitions, which have built and expanded its educational, productivity and reference product lines and added new software categories such as foreign language products and game software. The acquisition of Mindscape has broadened the Company's market position in segments of consumer software, principally personal productivity, reference and entertainment. The acquisition of Creative Wonders, L.L.C. ("Creative Wonders") has bolstered the Company's strong position in education while adding such popular titles as the Sesame Street family of products.

     The following table presents a summary of the Company's key acquisitions since December 1995:

     DATE                     ACQUISITION               DESCRIPTION OF PRIMARY PRODUCTS ACQUIRED
     ----                     -----------               ----------------------------------------
December 1995     The (former) Learning Company         Various education titles, including
                                                        Reader Rabbit
December 1995     Compton's NewMedia, Inc.              Compton's Interactive Encyclopedia and
                                                        Compton's branded titles
May 1996          Minnesota Educational Computing       Various education titles
                  Corporation (MECC)
August 1996       Edusoft, S.A.                         Education titles in France
September 1996    Domus Software, B.V.                  Consumer titles in The Netherlands
December 1996     Rossipaul Medien GmbH                 Consumer titles in Germany
September 1997    Learning Services Inc.                School software catalog
September 1997    Skills Bank Corporation               School and education titles
October 1997      Microsystems Software, Inc.           Internet filtering titles (Cyber Patrol)
December 1997     Creative Wonders, L.L.C.              Sesame Street, Madeline, The Baby-
                                                        Sitters Club branded titles
December 1997     TEC Direct, Inc.                      Consumer software catalog
March 1998        Mindscape, Inc.                       Various productivity, reference and
                                                        education titles
May 1998          PF. Magic, Inc.                       "Virtual life" line of titles
June 1998         The Princeton Review's Interactive    Test preparation titles
                  Software Group
July 1998         Sofsource, Inc.                       High school education titles

     Improved Financial Flexibility. The Company has taken certain steps over the past year to improve the Company's capitalization and financial flexibility. In December 1997, the Company completed a recapitalization transaction in which Thomas H. Lee Company, Bain Capital, Inc., Centre Partners Management LLC, and affiliated entities (collectively, the "New Investors") acquired a combined 22% equity ownership position in the Company. The New Investors purchased $150 million of the Company's Series A Convertible/Exchangeable Notes due 2000 (the "Tribune Notes") previously held by Tribune Company and exchanged the Tribune Notes with the Company for 750,000 shares of the Company's Series A Convertible Participating Preferred Stock (the "Preferred Stock"), which are mandatorily convertible into Common Stock upon satisfaction of certain conditions. The Company also decreased its leverage in June 1998 by issuing approximately 3.4 million shares of Common Stock in exchange for approximately $96.7 million aggregate principal amount of its 5 1/2% Senior Convertible Notes due 2000 ("Senior Convertible Notes") in a privately negotiated transaction. As of July 4, 1998, the Company had total long-term debt of approximately $191 million.

                                  RISK FACTORS

     This offering involves a high degree of risk. See "Risk Factors" in the accompanying Company Prospectus.

                               THE DECS OFFERING

     The DECS are being offered by Tribune pursuant to the DECS Prospectus. Pursuant to the terms of the DECS, Tribune may deliver shares of Common Stock to the holders of the DECS at maturity. This Prospectus Supplement relates to shares of Common Stock that Tribune may deliver pursuant to the DECS. The DECS Prospectus does not constitute a part of this Prospectus Supplement or the Company Prospectus, nor are they incorporated by reference herein or therein. The Company takes no responsibility for any information included in or omitted from the DECS Prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary financial data presented below for the years ended December 31, 1997, 1996, 1995 and 1994, the six month period ended December 31, 1993 (the "Transition Period Ended December 31, 1993") and the year ended June 30, 1993 are derived from the Company's audited consolidated financial statements. The summary financial data presented below for the three months ended March 31, 1998 and 1997 are unaudited but include all adjustments (consisting of normal recurring accruals) that the Company considers necessary for a fair presentation of its financial position and results of operations. The interim results are not necessarily indicative of results for a full year. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto, included elsewhere herein or incorporated by reference herein.

STATEMENT OF OPERATIONS DATA:

                                                                                                          TRANSITION
                                THREE MONTHS                                                                PERIOD         YEAR
                                    ENDED                                                                   ENDED         ENDED
                                  MARCH 31,                      YEARS ENDED DECEMBER 31,                DECEMBER 31,    JUNE 30,
                           -----------------------   -------------------------------------------------   ------------   ----------
                              1998         1997         1997         1996         1995         1994          1993          1993
                           ----------   ----------   ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues.................  $  113,602   $   86,881   $  392,438   $  343,321   $  167,042   $  121,287    $  41,645     $  109,704
Costs and expenses:
  Costs of production....      33,964       24,020      111,703       91,045       53,070       37,885       27,748         49,993
  Sales and marketing....      28,145       20,859       86,621       67,690       38,370       27,274       19,322         38,014
  General and
    administrative.......       7,574        8,577       31,135       28,550       20,813       21,259       15,598         24,278
  Development and
    software costs.......      10,993       10,751       41,018       36,018       12,487        6,696        2,563          8,198
  Amortization, merger
    and other charges....     156,820      124,721      515,016      501,330      103,172        2,432       45,471         46,202
                           ----------   ----------   ----------   ----------   ----------   ----------    ---------     ----------
    Total operating
      expenses...........     237,496      188,928      785,493      724,633      227,912       95,546      110,702        166,685
                           ----------   ----------   ----------   ----------   ----------   ----------    ---------     ----------
Operating income
  (loss).................    (123,894)    (102,047)    (393,055)    (381,312)     (60,870)      25,741      (69,057)       (56,981)
                           ----------   ----------   ----------   ----------   ----------   ----------    ---------     ----------
  Interest income
    (expense), net.......      (5,514)      (5,521)     (21,378)     (24,139)         705         (535)        (744)          (166)
                           ----------   ----------   ----------   ----------   ----------   ----------    ---------     ----------
Income (loss) before
  income taxes...........    (129,408)    (107,568)    (414,433)    (405,451)     (60,165)      25,206      (69,801)       (57,147)
Provision (benefit) for
  income taxes...........          --         (250)      61,234           --        5,795        4,061        3,457            103
                           ----------   ----------   ----------   ----------   ----------   ----------    ---------     ----------
Net income (loss)........  $ (129,408)  $ (107,318)  $ (475,667)  $ (405,451)  $  (65,960)  $   21,145    $ (73,258)    $  (57,250)
                           ==========   ==========   ==========   ==========   ==========   ==========    =========     ==========
Net income (loss) per
  share:
  Basic..................  $    (2.45)  $    (2.20)  $    (9.59)  $    (9.94)  $    (2.65)  $     1.13    $   (5.01)    $    (4.36)
  Diluted................  $    (2.45)  $    (2.20)  $    (9.59)  $    (9.94)  $    (2.65)  $     1.07    $   (5.01)    $    (4.36)
Weighted average number
  of shares outstanding:
  Basic..................  52,732,000   48,742,000   49,613,000   40,801,000   24,855,000   18,710,000   14,618,000     13,129,000
  Diluted................  52,732,000   48,742,000   49,613,000   40,801,000   24,855,000   20,462,000   14,618,000     13,129,000

BALANCE SHEET DATA:

                                                              MARCH 31,    DECEMBER 31,
                                                                1998           1997
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $107,710      $  95,137
Total assets................................................   465,823        416,791
Long-term debt(1)...........................................   287,650        294,356
Other long-term obligations.................................    67,926         65,865
Total stockholders' deficit(1)..............................   (59,027)      (103,786)

---------------
(1) On June 8, 1998, the Company repurchased from funds managed by Loomis Sayles & Company, L.P., approximately $96.7 million aggregate principal amount of the Company's Senior Convertible Notes in a privately negotiated transaction, which were cancelled. The purchase price was satisfied by the issuance of approximately 3.4 million shares of the Company's Common Stock.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The summary unaudited pro forma combined financial data are derived from the selected historical consolidated or combined financial statements of TLC, Mindscape and Broderbund, give effect to the proposed merger of TLC and Broderbund as a pooling-of-interests, and should be read in conjunction with the unaudited pro forma combined condensed consolidated financial statements and the notes thereto included elsewhere in this Prospectus Supplement. In preparing the pro forma combined condensed consolidated balance sheet, Broderbund's consolidated balance sheet as of February 28, 1998 has been combined with TLC's consolidated balance sheet as of April 4, 1998, giving effect to the proposed merger as if it had occurred on April 4, 1998. On March 27, 1998, TLC completed its acquisition of all of the capital stock of Mindscape. The following periods have been combined for purposes of preparing the pro forma combined condensed consolidated statements of operations. Broderbund's results for the three months ended February 28, 1998 have been combined with TLC's results for the Three Months Ended March 31, 1998 and Mindscape's results for the period from January 1, 1998 to March 4, 1998; Broderbund's results for the twelve months ended November 30, 1997 have been combined with TLC's and Mindscape's results for the Year Ended December 31, 1997; Broderbund's results for the fiscal year ended August 31, 1996 have been combined with TLC's results for the Year Ended December 31, 1996; and Broderbund's results for the fiscal year ended August 31, 1995 have been combined with TLC's results for the Year Ended December 31, 1995.

     TLC expects to incur merger related pre-tax charges for the transaction costs of the merger, and for other related costs, principally in the quarter in which the proposed merger is consummated. Such pre-tax charges are currently estimated to be approximately $6 million and will include the direct transaction costs of the proposed merger, including primarily fees to financial advisors, legal counsel and independent accountants as well as printing costs.

                                              THREE
                                              MONTHS
                                              ENDED
                                            MARCH 31,            YEARS ENDED DECEMBER 31,
                                            ----------    --------------------------------------
                                               1998          1997          1996          1995
                                            ----------    ----------    ----------    ----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
PRO FORMA COMBINED TLC/BRODERBUND
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $  201,315    $  759,451    $  529,528    $  338,636
Operating loss............................    (164,761)     (424,478)     (330,435)       (9,380)
Net loss..................................    (172,602)     (495,762)     (377,674)      (29,773)
Net loss per share -- Diluted.............  $    (2.20)   $    (6.58)   $    (6.59)   $     (.73)
Shares used in computing diluted net loss
  per share...............................  78,547,200    75,300,500    57,346,600    40,876,600

                                            MARCH 31,
                                          --------------
                                               1998
                                          --------------
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets............................    $  697,326
Total long-term obligations.............       357,526
Total stockholders' equity..............       100,658

                PRICE RANGE OF COMMON STOCK AND RELATED MATTERS

     The Common Stock is listed on the New York Stock Exchange under the symbol "TLC." As of February 2, 1998, to the Company's knowledge, there were approximately 1,469 holders of record of the Common Stock. The Company has not paid cash dividends on the Common Stock and does not anticipate doing so in the foreseeable future.

     The following sets forth the quarterly high and low sales prices for the fiscal periods indicated.

1996                                                      HIGH         LOW
----                                                    --------    ---------
First Quarter.........................................  $27.75      $      13.375
Second Quarter........................................   30.3125           17.25
Third Quarter.........................................   22.375            15.25
Fourth Quarter........................................   25.75             13.375

1997                                                      HIGH         LOW
----                                                    --------    ---------
First Quarter.........................................  $18.00      $       5.75
Second Quarter........................................    9.625             5.50
Third Quarter.........................................   15.75              8.5625
Fourth Quarter........................................   20.50             13.78125

1998                                                      HIGH         LOW
----                                                    --------    ---------
First Quarter.........................................  $25.75      $      14.125
Second Quarter........................................   30.00             22.625
Third Quarter (through July 30, 1998).................   32.8125           27.50

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data presented below for the years ended December 31, 1997, 1996, 1995 and 1994, the six month period ended December 31, 1993 (the "Transition Period Ended December 31, 1993") and the year ended June 30, 1993 are derived from the Company's audited consolidated financial statements. The selected financial data presented below for the three months ended March 31, 1998 and 1997 are unaudited but include all adjustments (consisting of normal recurring accruals) that the Company considers necessary for a fair presentation of its financial position and results of operations. The interim results are not necessarily indicative of results for a full year. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto, included elsewhere herein or incorporated by reference herein.

STATEMENT OF OPERATIONS DATA:

                                                                                                         TRANSITION
                               THREE MONTHS                                                                PERIOD         YEAR
                                   ENDED                                                                   ENDED         ENDED
                                 MARCH 31,                      YEARS ENDED DECEMBER 31,                DECEMBER 31,    JUNE 30,
                          -----------------------   -------------------------------------------------   ------------   ----------
                             1998         1997         1997         1996         1995         1994          1993          1993
                          ----------   ----------   ----------   ----------   ----------   ----------   ------------   ----------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues................  $  113,602   $   86,881   $  392,438   $  343,321   $  167,042   $  121,287    $  41,645     $  109,704
Operating income
  (loss)................    (123,894)    (102,047)    (393,055)    (381,312)     (60,870)      25,741      (69,057)       (56,981)
Net income (loss).......    (129,408)    (107,318)    (475,667)    (405,451)     (65,960)      21,145      (73,258)       (57,250)
Net income (loss) per
  share:
  Basic.................  $    (2.45)  $    (2.20)  $    (9.59)  $    (9.94)  $    (2.65)  $     1.13    $   (5.01)    $    (4.36)
  Diluted...............  $    (2.45)  $    (2.20)  $    (9.59)  $    (9.94)  $    (2.65)  $     1.07    $   (5.01)    $    (4.36)
Weighted average number
  of shares outstanding:
  Basic.................  52,732,000   48,742,000   49,613,000   40,801,000   24,855,000   18,710,000   14,618,000     13,129,000
  Diluted...............  52,732,000   48,742,000   49,613,000   40,801,000   24,855,000   20,462,000   14,618,000     13,129,000

BALANCE SHEET DATA:

                                     MARCH 31,                                 DECEMBER 31,
                                     ---------   ------------------------------------------------------------------------
                                       1998          1997           1996           1995           1994           1993
                                     ---------   ------------   ------------   ------------   ------------   ------------
                                                                        (IN THOUSANDS)
Cash and cash equivalents..........  $107,710     $  95,137       $110,120       $ 77,832       $12,205        $22,797
Total assets.......................   465,823       416,791        793,518        900,413        90,815         79,334
Long-term and related party
  debt(1)..........................   287,650       294,356        482,930        500,651        10,218         16,406
Other long-term obligations........    67,926        65,865         91,998         60,450        11,641          8,281
Total stockholders' equity
  (deficit)(1).....................   (59,027)     (103,786)       104,937        214,519        37,485         (8,632)

---------------
(1) On June 8, 1998, the Company repurchased from funds managed by Loomis Sayles & Company, L.P., approximately $96.7 million aggregate principal amount of the Company's Senior Convertible Notes in a privately negotiated transaction, which were cancelled. The purchase price was satisfied by the issuance of approximately 3.4 million shares of the Company's Common Stock.

                        PROPOSED MERGER WITH BRODERBUND

     On June 22, 1998, the Company and Broderbund announced that they had reached a definitive agreement to merge. Under the terms of the agreement, TLC will issue 0.80 shares of Common Stock for each outstanding share of Broderbund common stock. Based on the number of shares of Broderbund common stock issued and outstanding on May 31, 1998 (excluding stock options, warrants or other rights to acquire Broderbund common stock), the Company expects to issue approximately 16,800,000 shares in the transaction.

     The closing of the transaction is subject to certain conditions, including the expiration of applicable waiting periods under pre-merger notification regulations and the approval of stockholders of each company. Broderbund's and TLC's Boards of Directors have each approved the transaction and intend to recommend that stockholders approve the transaction. The transaction is expected to close before the end of September 1998 and is expected to be accounted for using the pooling-of-interests method of accounting. There can be no assurance that the transaction will be completed on a timely basis or at all. For further information concerning the transaction, see the Company's Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus Supplement.

     Broderbund develops, publishes and markets a broad line of interactive personal productivity, entertainment and education software for use in the home, school and small business markets. Since its organization in 1980, Broderbund has developed innovative products which take advantage of advances in PC technology.

     Broderbund's product strategy is to identify and develop families of products that will achieve sustained consumer appeal and brand name recognition primarily across three major consumer software categories: personal productivity, entertainment and education. Broderbund's products include The Print Shop family of personal productivity products, the Carmen Sandiego family of educational products, the Family Tree Maker line of genealogy products, and the entertainment products Myst and Riven. Recognizing that new and emerging technologies have historically played, and will continue to play, an increasingly significant role in the multimedia environment and consumer preferences, Broderbund seeks to adapt to and incorporate such technologies into its product offerings. In this respect, Broderbund believes that the emergence of the Internet represents an important trend and opportunity in the consumer software market, and as part of its Internet strategy it is developing on-line capabilities to its existing products, expanding its web-site presence and infrastructure and investing in a number of small Internet related companies in order to keep abreast of developments in this rapidly-evolving area.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed consolidated financial statements assume a business combination between TLC and Broderbund accounted for using the pooling-of-interests method and are based upon the respective historical consolidated financial statements and the notes thereto of TLC and Broderbund, as well as the historical combined financial statements of Mindscape. All amounts presented in these pro forma combined condensed consolidated financial statements are in thousands of dollars, except for share and per share data.

     The pro forma combined condensed consolidated financial statements reflect the pro forma financial position of the combining entities as of March 31, 1998 and the pro forma results of operations for the three months ended March 31, 1998 and each of the three years in the period ended December 31, 1997.

     In preparing the pro forma combined condensed consolidated balance sheet, Broderbund's balance sheet as of February 28, 1998 has been combined with TLC's balance sheet as of March 31, 1998. The following periods have been combined for purposes of preparing the pro forma combined condensed consolidated statements of operations. Broderbund's results for the three months ended February 28, 1998 have been combined with TLC's results for the Three Months Ended March 31, 1998 and Mindscape's results for the period from January 1, 1998 to March 4, 1998; Broderbund's results for the twelve months ended November 30, 1997 have been combined with TLC's and Mindscape's results for the Year Ended December 31, 1997; Broderbund's results for the fiscal year ended August 31, 1996 have been combined with TLC's results for the Year Ended December 31, 1996; and Broderbund's results for the fiscal year ended August 31, 1995 have been combined with TLC's results for the Year Ended December 31, 1995.

     The pro forma combined condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or operating results that would have been achieved if the proposed merger of TLC and Broderbund had been consummated as of the beginning of the periods presented, nor are they necessarily indicative of the future financial position or operating results of TLC. No pro forma adjustments are required to conform the financial reporting policies of TLC and Broderbund for the periods presented. However, on a prospective basis, TLC expects to review the accounting practices of Broderbund to ensure consistency with those of TLC. The pro forma combined condensed consolidated financial information does not give effect to any cost savings or restructuring and integration costs which may result from the integration of TLC's and Broderbund's operations. Such costs related to restructuring and integration have not yet been determined and TLC expects to charge such costs to operations during the quarter in which the proposed merger of TLC and Broderbund is consummated.

     TLC expects to incur merger related pre-tax charges for the transaction costs of the proposed merger, and for other related costs, principally in the quarter in which the proposed merger is consummated. Such pre-tax transaction charges are currently estimated to be $6 million and will include the direct transaction costs of the proposed merger, including primarily fees to financial advisors, legal counsel and independent accountants as well as printing costs.

                           THE LEARNING COMPANY, INC.

            PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1998
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     THE LEARNING                           PRO FORMA         COMBINED
                                       COMPANY           BRODERBUND        ADJUSTMENTS       PRO FORMA
                                    --------------    -----------------    -----------     --------------
                                    MARCH 31, 1998    FEBRUARY 28, 1998                    MARCH 31, 1998
                                    --------------    -----------------                    --------------
ASSETS

CURRENT ASSETS:
  Cash and short-term
     investments..................     $107,710           $137,058                --          $244,768
  Accounts receivable, net........       94,428             11,505                --           105,933
  Inventories.....................       38,087              7,892                --            45,979
  Other current assets............       45,289             28,219                --            73,508
                                       --------           --------           -------          --------
                                        285,514            184,674                --           470,188

Fixed assets and other, net.......       37,224             30,593                --            67,817
Goodwill and other intangible
  assets, net.....................      143,085             16,236                --           159,321
                                       --------           --------           -------          --------
                                       $465,823           $231,503                --          $697,326
                                       ========           ========           =======          ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities...............     $169,274           $ 63,868           $ 6,000(a)       $239,142
                                       --------           --------           -------          --------
LONG-TERM OBLIGATIONS:
  Long-term debt..................      287,650                 --                --           287,650
  Accrued and deferred income
     taxes........................       58,512                 --                --            58,512
  Other...........................        9,414              1,950                --            11,364
                                       --------           --------           -------          --------
                                        355,576              1,950                --           357,526
STOCKHOLDERS' EQUITY (DEFICIT)....      (59,027)           165,685            (6,000)(a)       100,658
                                       --------           --------           -------          --------
                                       $465,823           $231,503           $    --          $697,326
                                       ========           ========           =======          ========

         The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                            THE LEARNING        MINDSCAPE                             PRO FORMA       COMBINED
                              COMPANY        (PREACQUISITION)       BRODERBUND       ADJUSTMENTS     PRO FORMA
                           --------------   ------------------   -----------------   -----------   --------------
                            THREE MONTHS       PERIOD FROM         THREE MONTHS                     THREE MONTHS
                               ENDED        JANUARY 1, 1998 TO         ENDED                           ENDED
                           MARCH 31, 1998     MARCH 4, 1998      FEBRUARY 28, 1998                 MARCH 31, 1998
                           --------------   ------------------   -----------------                 --------------
REVENUES.................    $  113,602         $   9,090           $   78,623              --       $  201,315

COSTS AND EXPENSES:
  Costs of production....        33,964             9,846               34,381              --           78,191
  Sales and marketing....        28,145            15,869               19,734              --           63,748
  General and
    administrative.......         7,574             3,013                5,078              --           15,665
  Development and
    software costs.......        10,993             5,446               12,062              --           28,501
  Amortization, merger
    and other charges....       156,820            19,186                2,217         $ 1,748(b)       179,971
                             ----------         ---------           ----------         -------       ----------
    Total operating
       expenses..........       237,496            53,360               73,472           1,748          366,076
                             ----------         ---------           ----------         -------       ----------
OPERATING INCOME
  (LOSS).................      (123,894)          (44,270)               5,151          (1,748)        (164,761)

INTEREST AND OTHER INCOME
  (EXPENSE), NET.........        (5,514)                6                  965              --           (4,543)
                             ----------         ---------           ----------         -------       ----------
INCOME (LOSS) BEFORE
  TAXES..................      (129,408)          (44,264)               6,116          (1,748)        (169,304)

PROVISION FOR INCOME
  TAXES..................            --             1,066                2,232              --            3,298
                             ----------         ---------           ----------         -------       ----------
NET INCOME (LOSS)........    $ (129,408)        $ (45,330)          $    3,884         $(1,748)      $ (172,602)
                             ==========         =========           ==========         =======       ==========
NET INCOME (LOSS) PER
  SHARE:
  Basic..................    $    (2.45)        $   (4.97)          $      .23                       $    (2.20)
  Diluted................    $    (2.45)        $   (4.97)          $      .23                       $    (2.20)

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING:
  Basic..................    52,732,000         9,117,600(d)        16,697,600(d)                    78,547,200(d)
  Diluted................    52,732,000         9,117,600(d)        17,000,000(d)                    78,547,200(d)

         The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                THE LEARNING      MINDSCAPE                         PRO FORMA       COMBINED
                                  COMPANY      (PREACQUISITION)     BRODERBUND     ADJUSTMENTS     PRO FORMA
                                ------------   ----------------    ------------    -----------    ------------
                                DECEMBER 31,     DECEMBER 31,      NOVEMBER 30,                   DECEMBER 31,
                                    1997             1997              1997                           1997
                                ------------   ----------------    ------------                   ------------
REVENUES......................   $  392,438       $ 138,520         $  228,493            --       $  759,451

COSTS AND EXPENSES:
  Costs of production.........      111,703          54,515             77,516            --          243,734
  Sales and marketing.........       86,621          43,771             70,176            --          200,568
  General and
    administrative............       31,135           8,035             17,581            --           56,751
  Development and software
    costs.....................       41,018          22,853             48,969                        112,840
  Amortization, merger and
    other charges.............      515,016          15,625             37,910       $10,485(b)       570,036
                                                                                      (9,000)(c)
                                 ----------       ---------         ----------       -------       ----------
    Total operating
       expenses...............      785,493         144,799            252,152         1,485        1,183,929
                                 ----------       ---------         ----------       -------       ----------
OPERATING LOSS................     (393,055)         (6,279)           (23,659)       (1,485)        (424,478)

INTEREST AND OTHER INCOME
  (EXPENSE), NET..............      (21,378)           (531)             5,226            --          (16,683)
                                 ----------       ---------         ----------       -------       ----------
LOSS BEFORE TAXES.............     (414,433)         (6,810)           (18,433)       (1,485)        (441,161)

PROVISION (BENEFIT) FOR INCOME
  TAXES.......................       61,234              --             (6,633)           --           54,601
                                 ----------       ---------         ----------       -------       ----------
NET LOSS......................   $ (475,667)      $  (6,810)        $  (11,800)      $(1,485)      $ (495,762)
                                 ==========       =========         ==========       =======       ==========
NET LOSS PER SHARE:
  Basic and Diluted...........   $    (9.59)      $    (.75)        $     (.71)                    $    (6.58)

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING:
  Basic and Diluted...........   49,613,000       9,117,600(d)      16,569,900(d)                  75,300,500(d)

         The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                           THE LEARNING                   PRO FORMA       COMBINED
                                             COMPANY       BRODERBUND    ADJUSTMENTS     PRO FORMA
                                           ------------    ----------    -----------    ------------
                                           DECEMBER 31,    AUGUST 31,                   DECEMBER 31,
                                               1996           1996                          1996
                                           ------------    ----------                   ------------
REVENUES.................................   $  343,321     $  186,207           --       $  529,528

COSTS AND EXPENSES:
  Costs of Production....................       91,045         58,259           --          149,304
  Sales and marketing....................       67,690         34,381           --          102,071
  General and administrative.............       28,550         11,256           --           39,806
  Development and software costs.........       36,018         29,244           --           65,262
  Amortization, merger and other
     charges.............................      501,330         (6,810)     $ 9,000(c)       503,520
                                            ----------     ----------      -------       ----------
     Total operating expenses............      724,633        126,330        9,000          859,963
                                            ----------     ----------      -------       ----------

OPERATING INCOME (LOSS)..................     (381,312)        59,877       (9,000)        (330,435)

INTEREST AND OTHER INCOME (EXPENSE),
  NET....................................      (24,139)         6,716           --          (17,423)
                                            ----------     ----------      -------       ----------

INCOME (LOSS) BEFORE TAXES...............     (405,451)        66,593       (9,000)        (347,858)

PROVISION FOR INCOME TAXES...............           --         29,816           --           29,816
                                            ----------     ----------      -------       ----------
NET INCOME (LOSS)........................   $ (405,451)    $   36,777      $(9,000)      $ (377,674)
                                            ==========     ==========      =======       ==========
NET INCOME (LOSS) PER SHARE:
  Basic..................................   $    (9.94)    $     2.22                    $    (6.59)
  Diluted................................   $    (9.94)    $     2.14                    $    (6.59)

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Basic..................................   40,801,000     16,545,600(d)                 57,346,600(d)
  Diluted................................   40,801,000     17,207,200(d)                 57,346,600(d)

         The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      THE LEARNING                      COMBINED
                                                        COMPANY       BRODERBUND       PRO FORMA
                                                      ------------    ----------      ------------
                                                      DECEMBER 31,    AUGUST 31,      DECEMBER 31,
                                                          1995           1995             1995
                                                      ------------    ----------      ------------
REVENUES............................................   $  167,042     $  171,594       $  338,636

COSTS AND EXPENSES:
  Costs of production...............................       53,070         60,997          114,067
  Sales and marketing...............................       38,370         25,143           63,513
  General and administrative........................       20,813         11,085           31,898
  Development and software costs....................       12,487         22,784           35,271
  Amortization, merger and other charges............      103,172             95          103,267
                                                       ----------     ----------       ----------
     Total operating expenses.......................      227,912        120,104          348,016

OPERATING INCOME (LOSS).............................      (60,870)        51,490           (9,380)

INTEREST AND OTHER INCOME, NET......................          705         10,250           10,955
                                                       ----------     ----------       ----------
INCOME (LOSS) BEFORE TAXES..........................      (60,165)        61,740            1,575

PROVISION FOR INCOME TAXES..........................        5,795         25,553           31,348
                                                       ----------     ----------       ----------
NET INCOME (LOSS)...................................   $  (65,960)    $   36,187       $  (29,773)
                                                       ==========     ==========       ==========
NET INCOME (LOSS) PER SHARE:
  Basic.............................................   $    (2.65)    $     2.26       $     (.73)
  Diluted...........................................   $    (2.65)    $     2.15       $     (.73)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
  Basic.............................................   24,855,000     16,021,600(d)    40,876,600(d)
  Diluted...........................................   24,855,000     16,829,600(d)    40,876,600(d)

         The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

                     NOTES TO PRO FORMA COMBINED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

A.  PRO FORMA BASIS OF PRESENTATION AND ADJUSTMENTS

     The unaudited pro forma combined condensed consolidated financial statements assume a business combination between The Learning Company, Inc. ("TLC") and Broderbund Software, Inc. ("Broderbund") accounted for using the pooling-of-interests method and are based upon the respective historical consolidated financial statements and the notes thereto of TLC and Broderbund, as well as the historical combined financial statements of Mindscape Group (as defined below).

     Pursuant to the merger agreement, dated June 21, 1998, among TLC, Broderbund and TLC Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLC, TLC will issue 0.80 shares (the "Exchange Ratio") of common stock, $.01 par value per share, of TLC (the "TLC Common Stock") in exchange for each outstanding share of Broderbund common stock, upon consummation of the merger. TLC expects to account for the proposed merger using the pooling-of-interests method.

     On March 27, 1998, pursuant to a Stock Purchase Agreement, dated as of March 5, 1998 (the "Mindscape Agreement"), by and between TLC, on the one hand, and Mindscape Holding Company, Pearson Overseas Holdings Ltd. and Pearson Netherlands, BV (collectively, the "Sellers"), on the other hand, TLC completed its acquisition from the Sellers of all of the outstanding capital stock of Mindscape, Inc., Mindscape International Ltd. and Mindscape France SARL (collectively, "Mindscape" or "Mindscape Group"). Prior to any potential adjustment in accordance with the terms of the Mindscape Agreement, the total purchase price for the acquisition was $155,854, including cash, other consideration consisting of TLC Common Stock, transaction related costs and net liabilities assumed. The purchase price is subject to adjustment based upon the balance of Mindscape's working capital, as defined in the Mindscape Agreement, at the closing date of the acquisition. TLC Common Stock issued to the Sellers in connection with the acquisition of Mindscape and the special warrants of TLC's Canadian subsidiary, Softkey Software Products Inc. ("SoftKey Software"), issued in connection with the financing of the acquisition (assuming exercise of SoftKey Software's special warrants for SoftKey Software's exchangeable non-voting shares (the "TLC Exchangeable Shares") and exchange thereof for TLC Common Stock) represent, in the aggregate, approximately 9,117,600 shares of TLC Common Stock. TLC accounted for the acquisition using the purchase method.

     TLC's fiscal year is the 52 or 53 weeks ending on or after December 31. For clarity of presentation herein, with regard to TLC, all references to March 31, 1998 relate to balances as of April 4, 1998, all references to December 31, 1997 relate to balances as of January 3, 1998, the period from January 4, 1998 to April 4, 1998 is referred to as the Three Months Ended March 31, 1998, the period from January 5, 1997 to January 3, 1998 is referred to as the Year Ended December 31, 1997, the period from January 7, 1996 to January 4, 1997 is referred to as the Year Ended December 31, 1996 and the period from January 1, 1995 to January 6, 1996 is referred to as the Year Ended December 31, 1995.

     Broderbund's fiscal year ends on August 31. In preparing the pro forma combined condensed consolidated balance sheet, Broderbund's balance sheet as of February 28, 1998 has been combined with TLC's balance sheet as of March 31, 1998. The following periods have been combined for purposes of preparing these pro forma combined condensed consolidated statements of operations. Broderbund's results for the three months ended February 28, 1998 have been combined with TLC's results for the Three Months Ended March 31, 1998 and Mindscape's results for the period from January 1, 1998 to March 4, 1998; Broderbund's results for the twelve months ended November 30, 1997 have been combined with TLC's and Mindscape's results for the Year Ended December 31, 1997; Broderbund's results for the fiscal year ended August 31, 1996 have been combined with TLC's results for the Year Ended December 31, 1996; and Broderbund's results for

                           THE LEARNING COMPANY, INC.

                     NOTES TO PRO FORMA COMBINED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

the fiscal year ended August 31, 1995 have been combined with TLC's results for the Year Ended December 31, 1995.

     Broderbund's statement of operations for the twelve months ended November 30, 1997 has been compiled from Broderbund's unaudited condensed consolidated statements of operations for the quarterly periods ended November 30, 1997, August 31, 1997, May 31, 1997 and February 28, 1997. Broderbund's results of operations for the three months ended November 30, 1996 have been excluded from the pro forma combined condensed consolidated statements of operations. Broderbund's unaudited revenues, operating income and net income were $61,491, $13,518 and $8,895, respectively, in that period.

     The pro forma combined condensed consolidated balance sheet sets forth the pro forma financial position of TLC and Broderbund at March 31, 1998 as if the proposed merger of TLC and Broderbund had occurred on March 31, 1998.

     The pro forma combined condensed consolidated statements of operations for the Three Months Ended March 31, 1998 and the Year Ended December 31, 1997 set forth the pro forma results of operations of TLC, Mindscape and Broderbund as if the acquisition of Mindscape by TLC and the proposed merger of TLC and Broderbund had occurred at the beginning of that three month period and year, respectively. The pro forma combined condensed consolidated statements of operations for the Years Ended December 31, 1996 and 1995 set forth the pro forma results of operations of TLC and Broderbund, as if the proposed merger of TLC and Broderbund had occurred at the beginning of each of those years, respectively.

     The pro forma combined condensed consolidated financial statements are unaudited, are intended for informational purposes and are not necessarily indicative of the consolidated financial position or results of operations of the combined entity which would have been reported had either the acquisition of Mindscape by TLC or the proposed merger of TLC and Broderbund occurred at the beginning of the periods presented, nor are they necessarily indicative of the future consolidated financial position or results of operations of the combined entity upon consummation of the proposed merger. These pro forma combined condensed consolidated financial statements should be read in conjunction with TLC's consolidated financial statements included in TLC's Quarterly Report on Form 10-Q for the quarterly period ended April 4, 1998 and TLC's Annual Report on Form 10-K for the fiscal year ended January 3, 1998; Mindscape Group's combined financial statements included in TLC's Amendment No. 4 to Current Report on Form 8-K/A dated March 27, 1998; Broderbund's consolidated financial statements included in Broderbund's Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 1998, November 30, 1997, May 31, 1997, February 28, 1997 and November 30, 1996 and Broderbund's Annual Report on Form 10-K for the fiscal year ended August 31, 1997.

B. PRO FORMA ADJUSTMENTS TO PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     (a) The pro forma adjustment to current liabilities and stockholders' equity (deficit), in the amount of $6,000, reflects accruals in connection with the estimated transaction costs related to the proposed merger of TLC and Broderbund. These estimated transaction costs consist primarily of fees to financial advisors, legal counsel and independent accountants as well as printing costs. These costs are not considered in the pro forma combined condensed consolidated statements of operations. These estimated transaction costs will be charged against the results of operations during the quarter in which the proposed merger of TLC and Broderbund is consummated.

     (b) In connection with the acquisition of Mindscape by TLC, TLC recorded goodwill and other intangible assets, in the amount of $52,854, which reflected the allocation of the purchase price for that

                           THE LEARNING COMPANY, INC.

                     NOTES TO PRO FORMA COMBINED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

acquisition to brands and trade names, in the amount of $30,000, completed technology and products, in the amount of $13,000, and goodwill, in the amount of $9,854. The allocation of the purchase price reflected a nonrecurring charge, in the amount of $103,000, for the fair value of in-process research and development. The nonrecurring charge, in the amount of $103,000, for the fair value of in-process research and development is not considered in the pro forma combined condensed consolidated statement of operations for the Year Ended December 31, 1997.

     In connection with the acquisition of Mindscape by TLC, for the Three Months Ended March 31, 1998 and the Year Ended December 31, 1997, the pro forma adjustments to amortization, merger and other charges in the amounts of $1,748 and $10,485, respectively, reflect amortization of the identified intangible assets acquired and goodwill over the estimated useful lives of the assets on a straight-line basis. The estimated useful lives of brands and trade names, completed technology and products and goodwill are ten, two and ten years, respectively.

     (c) In December 1995, The Learning Company ("The Former Learning Company") terminated an agreement to merge with Broderbund and merged with TLC. In connection with the termination of the agreement with Broderbund, The Former Learning Company paid a termination fee, in the amount of $18,000, to Broderbund, which was included in TLC's allocation of the purchase price for The Former Learning Company and amortized over two years. The pro forma adjustment, in the amount of $9,000 for the Year Ended December 31, 1996, reflects elimination of the $18,000 termination fee, net of the corresponding reduction in amortization of goodwill in connection with TLC's purchase of The Former Learning Company. The pro forma adjustment, in the amount of $9,000 for the Year Ended December 31, 1997, reflects elimination of the remaining amortization of goodwill which resulted from the termination fee. There were no other significant intercorporate transactions which required elimination.

     (d) In connection with the acquisition of Mindscape by TLC, for the Three Months Ended March 31, 1998 and the Year Ended December 31, 1997, the pro forma adjustments to the weighted average number of shares outstanding reflect the issuance of TLC Common Stock and SoftKey Software's special warrants (assuming exercise of SoftKey Software's special warrants for TLC Exchangeable Shares and exchange thereof for TLC Common Stock), which represent in the aggregate approximately 9,117,600 shares of TLC Common Stock.

     Based upon the terms of the Mindscape Agreement, as amended, $30,000 of the purchase price was paid to the Sellers in TLC Common Stock. The number of shares of TLC Common Stock issued to the Sellers was based upon the average closing price of TLC Common Stock during the five trading days ended two days prior to the closing date of the acquisition. Accordingly, TLC issued 1,366,700 shares of TLC Common Stock to the Sellers in connection with the acquisition of Mindscape by TLC.

     On March 6, 1998, SoftKey Software agreed to sell to certain Canadian institutional investors 8,687,500 special warrants for proceeds of approximately $134,500. The pro forma adjustments for the Three Months Ended March 31, 1998 and the Year Ended December 31, 1997 reflect TLC's receipt and use of $120,000 of the proceeds in connection with the acquisition of Mindscape by TLC. Each SoftKey Software special warrant is exercisable without additional payment for one TLC Exchangeable Share. TLC has issued a special voting share (the "Voting Share") which has a number of votes equal to the number of TLC Exchangeable Shares outstanding (other than TLC Exchangeable Shares owned by TLC or any entity controlled by TLC), and which may be voted by a trustee on behalf of such holders of TLC Exchangeable Shares. The holder of the Voting Share is not entitled to dividends and, upon receiving voting instructions from holders of the TLC Exchangeable Shares, shall vote with the common stockholders as a single class. The TLC Exchangeable Shares are exchangeable on a one-for-one basis for TLC Common Stock without additional payment. The

                           THE LEARNING COMPANY, INC.

                     NOTES TO PRO FORMA COMBINED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

exercise of the special warrants for TLC Exchangeable Shares is subject to certain conditions, including receipt of certain regulatory approvals.

     In connection with the acquisition of Mindscape by TLC and for presentation in the pro forma combined condensed consolidated statements of operations for the Three Months Ended March 31, 1998 and Year Ended December 31, 1997, TLC included 1,366,700 shares of TLC Common Stock issued to the Sellers and the issuance of special warrants for $120,000, representing approximately 7,750,900 shares of TLC Common Stock, in the computation of basic and diluted earnings per share as if the special warrants had been exercised for TLC Exchangeable Shares, the TLC Exchangeable Shares had been exchanged for TLC Common Stock and the Sellers' TLC Common Stock had been issued at the beginning of that three month period and year, respectively.

     In connection with the proposed merger of TLC and Broderbund and for presentation in the pro forma combined condensed consolidated statements of operations for all periods presented, TLC included the issuance of the number of TLC's common shares that would have been issued at the Exchange Ratio based upon the weighted average number of shares of Broderbund common stock outstanding in each period in the computation of basic and diluted earnings. The computation of earnings per share in the pro forma combined condensed consolidated statements of operations for all periods presented reflects all adjustments necessary for presentation in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share.

     For clarity of presentation herein, the following table sets forth the authorized, issued and outstanding capital stock of TLC as of March 31, 1998, and on a pro forma basis as of March 31, 1998 to reflect (i) the issuance of SoftKey Software's special warrants (assuming exercise of SoftKey Software's special warrants for TLC Exchangeable Shares and exchange thereof for TLC Common Stock) which represent approximately 7,750,900 shares of TLC Common Stock in connection with the acquisition of Mindscape by TLC and (ii) the issuance of approximately 16,747,300 shares of TLC Common Stock in connection with the proposed merger of TLC and Broderbund.

                           THE LEARNING COMPANY, INC.

                     NOTES TO PRO FORMA COMBINED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                            SERIES A
                         PREFERRED STOCK           COMMON STOCK                SPECIAL VOTING STOCK
                         ---------------    --------------------------    -------------------------------
                                                                                         REPRESENTING THE
                             SHARES                                          SHARE       VOTING RIGHTS OF
                           AUTHORIZED,                       SHARES       AUTHORIZED,      OUTSTANDING
                             ISSUED                          ISSUED         ISSUED             TLC
                               AND            SHARES           AND            AND          EXCHANGEABLE
                           OUTSTANDING      AUTHORIZED     OUTSTANDING    OUTSTANDING         SHARES
                         ---------------    -----------    -----------    -----------    ----------------
TLC, March 31, 1998....      750,000        120,000,000     51,636,020*        1             5,550,929
Pro Forma Adjustments:
Mindscape..............           --                 --             --        --             7,750,900
Broderbund.............           --                 --     16,747,300        --                    --
                             -------        -----------    -----------        --            ----------
TLC, Pro Forma.........      750,000        120,000,000     68,383,320         1            13,301,829
                             =======        ===========    ===========        ==            ==========

---------------
* Balance includes approximately 1,366,700 shares of TLC Common Stock issued to the Sellers in satisfaction of the stock portion of the purchase price in connection with the acquisition of Mindscape by TLC prior to March 31, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto, and the information incorporated by reference or included elsewhere herein. All dollar amounts presented in this Management's Discussion and Analysis of Financial Condition and Results of Operations are presented in thousands, except share and per share amounts.

GENERAL

  Business Combinations

     On February 4, 1994, the Company completed a three-way business combination (the "Three-Party Combination") among Softkey Software Products Inc., WordStar International Incorporated ("WordStar") and Spinnaker Software Corporation ("Spinnaker"). The Three-Party Combination was accounted for using the pooling-of-interests method of accounting. On February 4, 1994, WordStar changed its name to SoftKey International Inc. and on October 24, 1996 changed its name to The Learning Company, Inc.

     On June 22, 1998, the Company and Broderbund announced that they had reached a definitive agreement to merge. Under the terms of the agreement, TLC will issue 0.80 shares of Common Stock for each outstanding share of Broderbund common stock. The closing of the transaction is subject to certain conditions. See "Proposed Merger with Broderbund."

     On March 27, 1998, the Company completed the acquisition of Mindscape, a publisher of educational, productivity and entertainment software. The purchase price was a total of approximately $156,000, including cash of approximately $120,000, approximately 1,366,700 shares of Common Stock valued at approximately $30,000, transaction costs and net liabilities assumed. The transaction was accounted for as a purchase.

     On October 23, 1997, the Company acquired control of Creative Wonders, an educational software company that publishes, among other titles, the Sesame Street line of products. The purchase price was a total of $37,799, including the value of employee stock options assumed by the Company and estimated transaction costs. The purchase price included cash payments totaling $33,883. The transaction was accounted for as a purchase.

     On September 19, 1997, the Company acquired Learning Services Inc. ("Learning Services"), a national school software catalog for teachers, in exchange for the issuance of 709,976 shares of Common Stock. On September 29, 1997, the Company acquired Skills Bank Corporation ("Skills Bank"), a leader in developing language, mathematics and reading software products for adult, adolescent and K to 12 students in exchange for the issuance of 1,069,286 shares of Common Stock. On October 2, 1997, the Company acquired Microsystems Software, Inc. ("Microsystems"), a leading developer of Internet filtering software, in exchange for the issuance of 955,819 shares of Common Stock. On December 30, 1997, the Company acquired TEC Direct, Inc. ("TEC Direct"), an educational consumer software catalog, in exchange for the issuance of 429,733 shares of Common Stock. Each of these transactions was accounted for using the pooling-of-interests method of accounting. The consolidated financial statements of the Company for the years prior to December 31, 1997 included elsewhere herein do not include the results and balances of these companies as they were determined to be immaterial to the consolidated financial statements for those periods. On May 14, 1998, the Company acquired PF. Magic, Inc. ("PF. Magic"), a developer and publisher of virtual life software for children, in exchange for the issuance of 496,627 shares of Common Stock. Effective July 4, 1998, the Company acquired Sofsource, Inc. ("Sofsource"), a publisher of educational and test software for high school and college students, in exchange for the issuance of 1,641,138 shares of Common Stock. Each of these transactions was accounted for as a purchase.

     On May 17, 1996, the Company acquired MECC, a publisher and developer of high quality educational software for children sold to consumers and schools, in exchange for 9,214,007 shares of Common Stock. The total purchase price was $284,631, including estimated transaction costs, the value of stock options assumed and deferred income taxes related to certain identifiable intangible assets acquired. In the transaction, approximately 1,048,000 MECC employee stock options were converted into options to purchase approximately 1,198,000 shares of Common Stock. The transaction was accounted for as a purchase.

     On August 12, 1996, the Company acquired Edusoft S.A. ("Edusoft"), an educational software company located in Paris, France, in exchange for the issuance of 752,275 shares of Common Stock. The total purchase price was $13,313, including estimated transaction costs. The transaction was accounted for as a purchase.

     On December 28, 1995, the Company purchased Compton's NewMedia, Inc. and Compton's Learning Company (collectively, "Compton's"), developers and publishers of educational and reference multimedia software titles and each a former wholly-owned subsidiary of Tribune Company. In connection with the acquisition, the Company issued a total of 5,052,697 shares of Common Stock, which included 587,036 shares to settle $14,000 of intercompany debt to Tribune Company and executed a promissory note to Tribune Company for $3,000 in cancellation of certain remaining intercompany indebtedness. The total purchase price was $104,394, including estimated transaction costs, settlement of certain intercompany debt to Tribune Company, deferred income taxes related to certain identifiable intangible assets acquired and assumption of the fair value of net liabilities of Compton's. The $3,000 promissory note was repaid in 1996 by the issuance of 158,099 shares of Common Stock. The transaction was accounted for as a purchase.

     On December 22, 1995, the Company acquired control of The Former Learning Company, a leading developer of education software products for use at home and school. Under the terms of the merger agreement, the Company acquired, in a two-step business combination, all of the outstanding common stock of The Former Learning Company for total consideration of $684,066, including estimated transaction costs, value of stock options assumed and deferred income taxes related to certain identifiable intangible assets acquired. Approximately $543,163 of the purchase price was settled in cash. Approximately 1.1 million unvested Former Learning Company stock options were assumed and converted into stock options to purchase 3,123,000 shares of Common Stock, based on the merger consideration of $67.50 per share, and were vested on or before January 26, 1996. The transaction was accounted for as a purchase.

     On August 31, 1995, the Company acquired all of the issued and outstanding capital stock of Future Vision Holding, Inc. ("Future Vision"), a multimedia software company, in exchange for 1,088,149 shares of Common Stock. The transaction was accounted for using the pooling-of-interests method of accounting.

     On July 21, 1995, the Company acquired tewi Verlag GmbH ("tewi"), a German software publisher and distributor, for a combination of cash and Common Stock. The transaction was accounted for as a purchase.

  Other

     In July 1998, SoftKey Software, the Company's Canadian subsidiary, sold its Canadian income tax software business for approximately $45 million in cash.

  Fiscal Periods

     On January 27, 1994, the Company changed its fiscal year end to the 52 or 53 weeks ending on or after December 31. For clarity of presentation herein, all references to the Year Ended December 31, 1997 relate to the period January 5, 1997 to January 3, 1998. All references to the Year Ended December 31, 1996 relate to the period January 7, 1996 to January 4, 1997; all references to the Year Ended December 31, 1995 relate to the period January 1, 1995 to January 6, 1996.

     The first quarter reporting period for 1998 ended on April 4, 1998, and the first quarter reporting period for 1997 ended on April 5, 1997. The periods from January 4, 1998 to April 4, 1998 and from January 5, 1997 to April 5, 1997 are referred to as the "First Quarter 1998" and "First Quarter 1997" or the "Three Months Ended March 31, 1998" and the "Three Months Ended March 31, 1997", respectively throughout these financial statements.

  Period-to-Period Comparisons

     A variety of factors may cause period-to-period fluctuations in the Company's operating results, including the integration of operations resulting from acquisitions of companies, revenues and expenses related to the introduction of new products or new versions of existing products, delays in customer purchases in anticipation of upgrades to existing products, new or larger competitors in the marketplace, currency fluctuations, dealer and distributor order patterns and seasonality of buying patterns of customers. Historical operating results are not indicative of future operating results and performance. This is particularly true of historical data presented herein, certain of which reflects the results of TLC prior to its acquisitions of The Former Learning Company, MECC and Compton's and the other more recent acquisitions.

  Summary of Results

     The following table summarizes the audited results of operations of the Company for the periods shown.

                                                                YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997         1996         1995
                                                           ---------    ---------    --------
Revenues.................................................  $ 392,438    $ 343,321    $167,042
Operating loss...........................................   (393,055)    (381,312)    (60,870)
Net loss.................................................   (475,667)    (405,451)    (65,960)
Net loss per share (basic and diluted)...................  $   (9.59)   $   (9.94)   $  (2.65)

     Operating loss includes amortization, merger and other charges of $515,016, $501,330 and $103,172 in the Years Ended December 31, 1997, 1996 and 1995,
respectively.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 AS COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

  Revenues

     Revenues by distribution channel and their respective percentages for the first quarter of 1998 and the first quarter of 1997 are as follows:

                                                             THREE MONTHS ENDED MARCH 31,
                                                    -----------------------------------------------
                                                                % OF TOTAL               % OF TOTAL
DISTRIBUTION CHANNEL                                  1998       REVENUES      1997       REVENUES
--------------------                                --------    ----------    -------    ----------
Retail............................................  $ 55,858        49        $36,313        42
OEM...............................................     8,544         8          6,435         7
School............................................    11,628        10         10,162        12
Direct response...................................    12,398        11         10,975        13
International.....................................    19,828        17         16,634        19
Tax software and services.........................     5,346         5          6,362         7
                                                                   ---        -------       ---
                                                    --------
                                                                   100        $86,881       100
                                                    $113,602
                                                                   ===        =======       ===
                                                    ========

     Retail sales increased in dollars and as a percentage of total revenue for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997 primarily due to growth in the demand for consumer software and the Company's increased market share. Retail revenues also were higher than the prior year due to the acquisition of Mindscape and the launch of several new products which included: Reader Rabbit's Second Grade, Success Builder: Math Library, Cyber Patrol, Compton's Reference Suite, and Compton's 3D World Atlas Deluxe. OEM sales increased in dollars for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997 primarily due to additional demand from PC manufacturers across the industry. International sales increased in dollars for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997 primarily as a result of the higher

PC sales in Europe and an extension of a distribution license in Australia. Direct response revenues increased in dollars for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997 due to growth in the Company's catalog based sales to end users. School sales increased in dollars for the three months ended March 31, 1997 as compared to the three months ended March 31, 1997 as a result of the higher growth in revenues from the acquisitions of Skills Bank and Learning Services in 1997 and due to the increasing demand for software in American schools. Revenues from tax software and services decreased in dollars and as a percentage of total revenue for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997 due to greater competition in the Canadian home tax software market and lower Canadian dollar exchange rates.

  Costs and Expenses

     The Company's costs and expenses and the respective percentages of revenues for the first quarter of 1998 as compared to the first quarter of 1997 are as follows:

                                                              THREE MONTHS ENDED MARCH 31,
                                                     ----------------------------------------------
                                                                % OF TOTAL               % OF TOTAL
DISTRIBUTION CHANNEL                                  1998       REVENUES      1997       REVENUES
--------------------                                 -------    ----------    -------    ----------
Costs of production................................  $33,964        30        $24,020        28
Sales and marketing................................   28,145        25         20,859        24
Development and software costs.....................   10,993        10         10,751        12
General and administrative.........................    7,574         6          8,577        10
                                                     -------        --        -------        --
                                                     $80,676        71        $64,207        74
                                                     =======        ==        =======        ==

     Costs of production include the cost of manuals, packaging, diskettes, duplication, assembly and fulfillment charges. In addition, costs of production include royalties paid to third-party developers and inventory obsolescence reserves. Costs of production as a percentage of revenues increased in the first quarter of 1998 as compared to the first quarter of 1997 from 28% to 30%. The increase in costs of production as a percentage of revenues in first quarter of 1998 from first quarter of 1997 was caused by the sale of products from the acquisitions of Mindscape and Creative Wonders that have higher production costs and royalties plus the higher cost of purchasing third-party product that is sold through catalog distribution.

     Sales and marketing expenses increased to 25% of revenues in the first quarter of 1998 as compared to 24% of revenues in the first quarter of 1997. The increase relates to higher spending on coupon rebate promotions, retail channel marketing and trade promotion programs.

     Development and software costs decreased to 10% of revenues in the first quarter of 1998 as compared to 12% of revenues in the first quarter of 1997 due to the timing of product introduction.

     General and administrative expenses decreased to 6% of revenues in the first quarter of 1998 as compared to 10% of revenues in the first quarter of 1997 due to continued efforts to reduce both fixed costs and employee headcount related to the combinations of the Company's acquisitions.

     The Company reported merger, amortization and other charges in the first quarter of 1998 and the first quarter of 1997 of $156,820 and $124,721, respectively, resulting primarily from acquisitions. The charges in the three months ended March 31, 1998 include $103,000 related to in-process technology write-offs, with the remainder relating to amortization of goodwill, amortization of acquired technology related assets and other expenses. The Company primarily used the income approach to determine the fair value of the identified intangible assets acquired. The debt-free cash flows, net of provision for operating expenses, were discounted to a net present value. The value of certain completed technology was based upon comparable fair values in the open market. In order to develop the acquired incomplete technology into commercially viable products the Company will be required to complete development of proprietary code, development of the artistic and graphic works and design of the remaining storyboards.

YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenues

     Revenues by distribution channel and their respective percentages for the Years Ended December 31, 1997 and 1996 are as follows:

                                           YEAR ENDED        % OF TOTAL       YEAR ENDED        % OF TOTAL
DISTRIBUTION CHANNEL                    DECEMBER 31, 1997     REVENUES     DECEMBER 31, 1996     REVENUES
--------------------                    -----------------    ----------    -----------------    ----------
Retail................................      $179,255             46            $174,812             51
OEM...................................        27,286              7              27,855              8
School................................        48,666             12              21,701              6
Direct response.......................        43,309             11              38,548             11
International.........................        74,179             19              57,684             17
Tax software and services.............        19,743              5              22,721              7
                                            --------            ---            --------            ---
                                            $392,438            100            $343,321            100
                                            ========            ===            ========            ===

     Total revenues increased 14% in the Year Ended December 31, 1997 as compared to the Year Ended December 31, 1996 primarily due to the introduction of new educational software products by the Company such as Reader Rabbit's Toddler, Reader Rabbit's Preschool, Reader Rabbit's Kindergarten and Reader Rabbit's 1st Grade, The ClueFinders' 3rd Grade Adventures, The Oregon Trail 3rd Edition and The American Girls Premiere. In the Year Ended December 31, 1997, returns and allowances as a percentage of gross revenues increased to 15% from 10% in the Year Ended December 31, 1996 as a result of shorter product shelf life, changing technology and greater competition. The Company expects returns and allowances as a percentage of revenues to remain relatively constant in the foreseeable future.

     Retail sales during the Year Ended December 31, 1997 grew due to the introduction of new and upgraded products by the Company. The Company believes that the increasing availability of PCs at lower prices has contributed to the increase in retail revenues. OEM sales declined due to lower demand from hardware manufacturers but this decline was offset by the revenues derived from the acquisition of Microsystems. School revenues increased primarily as a result of sales from the acquisitions of Skills Bank and Learning Services and the introduction of new and upgraded school software titles such as The Oregon Trail 3rd Edition. Direct response sales increased due to the continued expansion of the outbound tele-sales channel during 1997. The increase in direct response revenues was offset by a decline in solo direct mail revenues due to the effect of the Internet and a shift in the Company's product strategy from productivity and reference products to educational products, which historically have had a lower response rate in the mail. The international business continued to expand due to the introduction of 631 new localized and translated titles during the Year Ended December 31, 1997, and due to the effect of a full year's results of Edusoft in France and Domus Software B.V. in Holland, which were acquired in August and September of 1996, respectively. In addition, the Company entered into several international license and distribution transactions during the Year Ended December 31, 1997 that increased revenues. Revenues from tax software and services declined due to fluctuations in the Canadian dollar exchange rates and the timing of delivery of certain products.

     The Company expects that its future revenue growth will depend on, among other things, its ability to introduce new and upgraded products to the marketplace, the extent of competition, unit pricing trends, the rate of proliferation of PCs into the home market and the demand for its consumer software products along with the Company's respective share in the consumer software market. Unit pricing will be affected by the extent of competition in the consumer software industry, which is expected to increase. In addition, the Company's ability to develop products for new platforms and introduce titles into new distribution channels will impact future revenues and growth rates. The consumer software industry has experienced continued consolidation of formerly independent companies. To the extent that these companies gain greater market share than the Company, future results will be affected negatively. During 1997, the Company and many of its competitors began using rebate coupons as an incentive to consumers to purchase products and expand revenues. In addition, the Company uses various forms of print and television media advertising to enhance brand and product awareness. The use of these methods of channel marketing and advertising is becoming more prevalent among the larger consumer software companies. To the extent that the Company competes with companies larger than itself having more financial resources, it may not be able to adequately match future channel marketing and advertising programs, which may in turn result in loss of market share and corresponding revenues and operating profits.

  Costs and Expenses

     The Company's costs and expenses and the respective percentages of revenues for the Year Ended December 31, 1997 as compared to the Year Ended December 31, 1996 are as follows:

                                           YEAR ENDED        % OF TOTAL       YEAR ENDED        % OF TOTAL
DISTRIBUTION CHANNEL                    DECEMBER 31, 1997     REVENUES     DECEMBER 31, 1996     REVENUES
--------------------                    -----------------    ----------    -----------------    ----------
Costs of production...................      $111,703             28            $ 91,045             27
Sales and marketing...................        86,621             22              67,690             20
General and administrative............        31,135              8              28,550              8
Development and software costs........        41,018             10              36,018             10
Amortization, merger and other               515,016            131             501,330            146
  charges.............................
                                            --------            ---            --------            ---
                                            $785,493            199            $724,633            211
                                            ========            ===            ========            ===

     Total costs and expenses decreased as a percentage of revenues to 199% in the Year Ended December 31, 1997 as compared with 211% in the Year Ended December 31, 1996. The negative percentage of revenues was caused primarily by the effect of the amortization, merger and other charges.

     Costs of production include the cost of manuals, packaging, diskettes and CD-ROM discs, duplication, assembly and fulfillment charges. In addition, costs of production include royalties paid to third party developers and inventory obsolescence reserves. Costs of production, as a percentage of revenues, increased to 28% in the Year Ended December 31, 1997 as compared to 27% in the Year Ended December 31, 1996. The increase in costs of production as a percentage of revenues was caused by a reduction in the retail selling prices of certain of the Company's products during the year. The Company expects that costs of production as a percentage of revenues may continue to increase in the foreseeable future.

     Sales and marketing costs increased to 22% of revenues in the Year Ended December 31, 1997 as compared to 20% of revenues in the Year Ended December 31, 1996. The increase as a percentage of revenues was a result of increased spending on coupon rebate programs in the retail channel, higher channel marketing costs and increased spending for print and television media advertising.

     General and administrative costs as a percentage of revenues were constant between years. The increase in expenses was due to the 1997 acquisitions.

     Development and software costs were constant as a percentage of revenues. Overall dollars spent increased in the Year Ended December 31, 1997 as compared to the Year Ended December 31, 1996 as a result of the higher cost to develop titles in the Reader Rabbit multi-subject series as well as The ClueFinders' Adventures and Compton's Interactive Encyclopedia, which each have a higher proportion of animation, graphics and online content than products developed in prior years. In addition, the Company has begun to develop MMX, DVD and Internet Applet platform based technologies, which are more expensive to develop than traditional software code. The Company expects that as technologies become more complex it will spend an increasing percentage of its revenues on research and development.

     Amortization, merger and other charges decreased as a percentage of revenues to 131% in the Year Ended December 31, 1997 as compared to 146% in the Year Ended December 31, 1996. The amortization, merger and other charges includes, among other things, the amortization of goodwill and other acquired intangible assets from the acquisitions of The Former Learning Company, Compton's, Creative Wonders and MECC plus certain of the European acquisitions. In addition, the amortization, merger and other charges for the Year Ended December 31, 1997 include certain exit and restructuring costs related to centralizing certain administrative functions of the acquisitions and employee severance. The change in dollar amount in amortization of goodwill and other intangible assets of $22,520 is also due to inclusion of a full year of amortization of the goodwill and intangible assets resulting from the acquisition of MECC, whereas the prior year included amortization from May 17, 1996, the acquisition date, to the end of that year. In addition, the amortization, merger and other charges includes a charge for incomplete technology in the Year Ended December 31, 1997 of $1,050 related to the acquisition of Creative Wonders and in the Year Ended December 31, 1996 includes a charge for incomplete technology of $56,688 related to the acquisition of MECC.

     Amortization, merger and other charges are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Amortization of goodwill and other intangible assets........   $457,393      $434,866
Exit and restructuring costs................................     48,571         4,260
Charge for incomplete technology............................      1,050        56,688
Provision for earn-outs.....................................      5,497         2,917
Professional fees and other costs...........................      2,505         2,599
                                                               --------      --------
                                                               $515,016      $501,330
                                                               ========      ========

     The increase in amortization of goodwill and other intangible assets in the Year Ended December 31, 1997 as compared to the Year Ended December 31, 1996 related primarily to a full year of amortization of goodwill and other intangible assets resulting from the acquisitions of MECC in May 1996 and a full year of amortization of goodwill and other intangible assets resulting from the European acquisitions of Edusoft and Domus in August and September 1996, respectively. During 1997, the amortization of goodwill and other intangible assets related to the acquisitions of The Former Learning Company and Compton's was completed.

     Exit and restructuring costs related to charges for employee severance, discontinued products, termination of certain supplier relationships and other charges related to the acquisitions. The plan was consummated during the year. The charge increased in the Year Ended December 31, 1997 as compared to the Year Ended December 31, 1996 as a result of the 1997 acquisitions and related changes in strategy related to the school channel and discontinued product. The Company does not expect the annual cost savings or liquidity improvement resulting from these actions to be material.

     The charge for incomplete technology for the Year Ended December 31, 1997 related to products being developed by Creative Wonders and the charge for incomplete technology for the Year Ended December 31, 1996 related to products being developed by MECC, in each case which the Company believes had not yet reached technological feasibility and had no future alternative use at the date of acquisition and for which additional development was required to complete the software technology and products. In order to develop the acquired incomplete technology into commercially viable products, the Company was required to complete development of proprietary code, development of the artistic and graphic works and design of the remaining storyboards. The in-process development associated with acquisitions completed in fiscal 1996 and 1995 was generally completed approximately 16 months from the respective acquisition date in each of the transactions. In order to complete the development of the incomplete technology, the Company spent approximately $6,000 (incurred in fiscal 1996 and fiscal 1997) for the acquisition completed in fiscal 1996, and $12,000 (incurred in fiscal 1996 and fiscal 1997) for the acquisitions completed in fiscal 1995. The Company expects to spend approximately $500 in fiscal 1998 to complete the development of incomplete technology for the acquisition completed in fiscal 1997.

     The provision for earn-outs related to additional payments which were earned by the former owners of certain acquisitions completed in 1996 and 1995. The earn-out requirements are based upon meeting certain financial and other goals and are recorded when those conditions are met. The amounts due are payable in shares of the Company's Common Stock and are due prior to December 31, 1998.

     Professional fees related to the investment banking, legal and accounting costs for the acquisitions.

  Interest Expense

     Interest expense decreased to a net expense of $21,378 in the Year Ended December 31, 1997 as compared to a net expense of $24,139 in the Year Ended December 31, 1996 as a result of the repurchase of certain of the Senior Convertible Notes, offset by the interest costs associated with the sale of certain trade accounts receivable and by borrowings throughout the year under the bank line of credit.

YEAR ENDED DECEMBER 31, 1996 AS COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues

     Revenues by distribution channel and their respective percentages for the Years Ended December 31, 1996 and 1995 are as follows:

                                   YEAR ENDED        % OF TOTAL       YEAR ENDED        % OF TOTAL
DISTRIBUTION CHANNEL            DECEMBER 31, 1996     REVENUES     DECEMBER 31, 1995     REVENUES
--------------------            -----------------    ----------    -----------------    ----------
Retail........................      $174,812             51            $ 75,734             45
OEM...........................        27,855              8              20,021             12
School........................        21,701              6                  --             --

Direct response...............        38,548             11              26,203             16
International.................        57,684             17              25,631             15
Tax software and services.....        22,721              7              19,453             12
                                    --------            ---            --------            ---
                                    $343,321            100            $167,042            100
                                    ========            ===            ========            ===

     Total revenues increased 106% in the Year Ended December 31, 1996 as compared to the Year Ended December 31, 1995 due to several factors, including the effect of revenues from the acquisitions of The Former Learning Company, Compton's and MECC of approximately $130,000 and the remainder due to an increase in sales of new and upgraded products launched by the Company during the year. Retail revenues increased by approximately $80,000 as a result of the acquisitions of The Former Learning Company, Compton's and MECC plus a general increase in sales of consumer software products through retailers such as Wal-Mart, Office Depot, Kmart and OfficeMax and sales from new and upgraded products. International sales increased primarily as a result of the acquisition of Edusoft in 1996, a full year of sales from tewi which was acquired in July 1995 and an increase in the number of translated foreign language versions of the Company's products available for sale in the international markets. OEM revenues increased due to the availability of new product offerings for this channel and an increased demand for multi-language titles. Direct response revenues increased on a dollar basis but decreased as a percentage of revenues due to the overall increase in revenues resulting from product sales of the acquired companies, which did not formerly participate in the direct response channel. Direct response revenues also increased as a result of the introduction of an outbound telephone sales program during 1996. Prior to the acquisitions of The Former Learning Company and MECC, the Company did not participate in the school channel. Revenues from tax software and services increased for the Year Ended December 31, 1996 as compared to the Year Ended December 31, 1995 as a result of earlier delivery of product to the Company's customers.

  Costs and Expenses

     The Company's costs and expenses and the respective percentages of revenues for the Year Ended December 31, 1996 as compared to the Year Ended December 31, 1995 are as follows:

                                   YEAR ENDED        % OF TOTAL       YEAR ENDED        % OF TOTAL
                                DECEMBER 31, 1996     REVENUES     DECEMBER 31, 1995     REVENUES
                                -----------------    ----------    -----------------    ----------
Costs of production...........      $ 91,045             27            $ 53,070             32
Sales and marketing...........        67,690             20              38,370             23
General and administrative....        28,550              8              20,813             12
Development and software              36,018             10              12,487              7
  costs.......................
Amortization, merger and other       501,330            146             103,172             62
  charges.....................
                                    --------            ---            --------            ---
                                    $724,633            211            $227,912            136
                                    ========            ===            ========            ===

     Total costs and expenses increased as a percentage of revenues to 211% in the Year Ended December 31, 1996, as compared with 136% in the Year Ended December 31, 1995. This increase as a percentage of revenues was caused primarily by the charges for incomplete technology, the amortization of goodwill and acquired technology resulting from the acquisitions of The Former Learning Company, Compton's and MECC, offset by the reduction in general and administrative costs, sales and marketing costs and costs of production as a percentage of revenues as a result of the integration and centralization of the operations of the acquired companies.

     Costs of production include the cost of manuals, packaging, diskettes and CD-ROM discs, duplication, assembly and fulfillment charges. In addition, costs of production include royalties paid to third party developers and inventory obsolescence reserves. Costs of production, as a percentage of revenues, decreased to 27% in the Year Ended December 31, 1996 as compared to 32% in the Year Ended December 31, 1995. The decrease in costs of production as a percentage of revenues was caused by reduced prices on the cost to manufacture product due to increased unit volumes, changes in the production components, the impact from The Former Learning Company and MECC having historically higher gross margin selling products than the Company prior to the acquisitions. In addition, during 1996 the Company experienced an increase in revenues in the OEM, school and direct response channels, all of which typically experience higher gross margins than the Company's traditional retail box product sales channel. As well, the Company has seen an increase in sales of its Value line of products, which, due to the nature of the low cost packaging in a jewel case, also generate higher gross margins.

     Sales and marketing expenses decreased to 20% of revenues in the Year Ended December 31, 1996 as compared to 23% of revenues in the Year Ended December 31, 1995. The percentage decrease was a result of the Company reducing both fixed costs and employee headcount of its combined operations following the acquisitions in late 1995 and May 1996.

     General and administrative expenses decreased to 8% of revenues in the Year Ended December 31, 1996 as compared to 12% in the Year Ended December 31, 1995. This is primarily the result of a general reduction in overhead costs and employee headcount following the acquisitions in 1995 and 1996.

     Development and software costs increased to 10% of revenues for the Year Ended December 31, 1996 as compared to 7% in the Year Ended December 31, 1995. The increase is a result of a higher proportion of internally developed products from The Former Learning Company, Compton's and MECC than developed by the Company prior to these acquisitions.

     Amortization, merger and other charges increased to 146% of revenues in the Year Ended December 31, 1996 as compared to 62% in the Year Ended December 31, 1995. The increase results from the amortization of the goodwill and other intangible assets arising on the acquisitions of The Former Learning Company and Compton's for a full year in the Year Ended December 31, 1996 as compared to less than a month in the Year Ended December 31, 1995, and from the amortization of goodwill and other intangible assets and the charge for incomplete technology arising from the acquisition of MECC in May 1996.

     Amortization, merger and other charges are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Amortization of goodwill and other intangible assets........   $434,866      $ 31,968
Charge for incomplete technology............................     56,688        60,483
Employee severance costs....................................      4,260         1,304
Provision for earn-outs.....................................      2,917            --
Professional fees and other costs...........................      2,599         6,784
Provision for litigation....................................         --         2,633
                                                               --------      --------
                                                               $501,330      $103,172
                                                               ========      ========

     The increase in amortization of goodwill and other intangible assets in the Year Ended December 31, 1996 as compared to the Year Ended December 31, 1995 relates primarily to the amortization resulting from acquisitions of MECC in May 1996 and a full year of amortization of goodwill arising from The Former Learning Company and Compton's, which were acquired in December 1995. Goodwill and other intangible assets are primarily being amortized on a straight-line basis over two years.

     The charge for incomplete technology for the Year Ended December 31, 1996 relates to products being developed by MECC and in the Year Ended December 31, 1995 for products developed by The Former Learning Company and Compton's which the Company believes had not yet reached technological feasibility at the date of acquisition and for which additional development was required to complete the software technology and products.

     Employee severance costs in each year related to severance paid to employees of the Company terminated in connection with the acquisitions.

     The provision for earn-outs relates to additional payments which may be earned by the former owners of certain international acquisitions purchased in 1996 and 1995. The earn-out requirements are based upon meeting certain financial and other goals and will be recorded when those conditions are met.

     Professional fees and other costs decreased in the Year Ended December 31, 1996 as compared to the Year Ended December 31, 1995 due to decreased charges related to the investment banking, legal and accounting costs.

  Interest Income (Expense)

     Interest income (expense) increased to a net expense of $24,139 in the Year Ended December 31, 1996 as compared to interest income of $705 in 1995 as a result of increased interest expense arising from the Senior Convertible Notes issued by the Company in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased from $110,120 at December 31, 1996 to $95,137 at December 31, 1997. This decrease was attributable to the repurchase of $28,000 of Senior Convertible Notes offset by cash generated from operations of $90,074. The Company also paid $33,500 during the year to acquire control of Creative Wonders, which was offset by the net proceeds of $57,462 from the issue of the special warrants in Canada. Included as a use of cash from operating activities is $25,115 of interest related to the Senior Convertible Notes and the Tribune Notes.

     Cash and cash equivalents increased from $95,137 at December 31, 1997 to $107,710 at March 31, 1998. This increase was attributable to the Company's Canadian subsidiary, SoftKey Software, issuing 8,687,500 special warrants in a private placement for proceeds of approximately $134,000, offset by the cash paid for the acquisition of Mindscape of approximately $120,000. Other financing activities generated approximately

$4,455 and investing activities used approximately $26,480, offset by cash generated from operations of approximately $20,813.

     As of May 6, 1998 the Company has outstanding $297,650 principal amount Senior Convertible Notes ($10,000 is included as current). The Senior Convertible Notes will be redeemable by the Company on or after November 2, 1998 at declining redemption prices. Should the Senior Convertible Notes not convert under their terms into Common Stock, there can be no assurances that the Company will have sufficient cash flows from future operations to meet payment requirements under the debt or be able to refinance the notes under favorable terms or at all. On June 8, 1998, the Company repurchased $96,695 aggregate principal amount of the Senior Convertible Notes in a privately negotiated transaction. The purchase price was satisfied by the issuance of approximately 3,400,000 shares of the Company's Common Stock.

     As of July 1, 1998, the maximum availability under the Company's revolving line of credit (the "Line") was $123,000, of which $35,000 was outstanding at March 31, 1998. Borrowings under the line are due July 1, 2000 and bear interest at variable rates. The Line is subject to certain financial covenants, is secured by a general security interest in certain operating subsidiaries of the Company and by a pledge of the stock of certain of its subsidiaries.

     The Company, through its wholly owned subsidiary The Learning Company Funding, Inc. (a separate special purpose corporation), is party to a receivables purchase agreement whereby it can sell without recourse undivided interests in eligible pools of trade accounts receivable on a revolving basis during a five year period ending September 30, 2002 of up to $75,000. The Company acts as servicing agent for the sold receivables in the collection and administration of the accounts.

     Income generated by the Company's subsidiaries in certain foreign countries cannot be repatriated to the Company in the United States without payment of additional taxes since the Company does not currently receive a U.S. tax credit with respect to income taxes paid by the Company (including its subsidiaries) in those foreign countries.

     The Company conducts portions of its business in currencies other than U.S. dollar. The Company does not expect that it will incur any significant risk of currency translation loss due to fluctuations in those other currencies as the amounts are not material.

     In the Year Ended December 31, 1997, revenues derived for the school and international channels increased by $43,460, each of which has a slower customer collection cycle and also requires a higher level of inventory on-hand due to the higher number of title offerings and smaller production size requirements. In addition, in the Year Ended December 31, 1997, the Company completed a number of acquisitions, some of which involve catalog operations. Such operations, relative to the Company's operations, require a greater number of software title offerings and also have a slower accounts receivable collection pattern. Management believes these changes in channel mix have caused an increase in the accounts receivable aging and a decrease in inventory turnover as compared to the prior year. The Company expects that as revenues derived from these channels and from catalogs represent a greater proportion of its overall business, accounts receivable aging may increase and inventory turns may decrease correspondingly.

     At the present time, the Company expects that its cash and cash equivalents and cash flows from operations will be sufficient to finance the Company's operations for at least the next twelve months. Longer-term cash requirements are dictated by a number of external factors, which include the Company's ability to launch new and competitive products, the strength of competition in the consumer software industry and the growth of the home computer and software markets. In addition, the Company's Senior Convertible Notes mature in November 2000. If not converted to Common Stock, the Company may be required to secure alternative financing sources. There can be no assurance that alternative financing sources will be available on terms acceptable to the Company in the future or at all. The Company continuously evaluates products and technologies for acquisitions, however no estimation of short-term or long-term cash requirements for such acquisitions can be made at this time.

  Future Operating Results

     See "Risk Factors" in the Company Prospectus to which this Prospectus Supplement is attached for a description of important risks and uncertainties that may cause the Company's future operating results to differ materially and adversely from those described herein.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     For the Year Ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("FAS 128"), which requires the presentation of basic and diluted earnings per share, which replaces primary and fully diluted earnings per share. Earnings per share have been restated for all periods presented to reflect the adoption of FAS 128. Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding during the period, plus the diluted effect of common stock equivalents. Common stock equivalent shares consist of convertible debentures, preferred stock, stock options and warrants. The dilutive computations do not include potential common stock equivalents for the years ended December 31, 1997, 1996 and 1995 as their inclusion would be antidilutive.

     The Financial Accounting Standards Board ("FASB") recently issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, which supersedes SOP No. 91-1, the existing pronouncement on this subject, in its final form. The most significant changes to SOP No. 91-1, relate to multiple deliverables and "when and if available" products. The adoption of this new standard is not expected to have a material effect on the Company's financial statements. The SOP is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company adopted this new standard effective January 4, 1998.

     In June 1997, the FASB issued FAS No. 130 Reporting Comprehensive Income which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Effective January 4, 1998, the Company adopted FAS No. 130.

     In June 1997, the FASB issued FAS No. 131 Disclosure about Segments of an Enterprise and Related Information which changes the way public companies report information about operating segments. FAS No. 131 which is based on the management approach to segment reporting establishes requirements to report selected segment information quarterly and to report entity wide disclosures about products and services major customers and the material countries in which the entity holds assets and reports revenue. Management is currently evaluating the effects of this change on its reporting of segment information. The Company will adopt FAS No. 131 for its fiscal year 1998.

                                    BUSINESS

     The Company develops and publishes a broad range of high quality branded consumer software for PCs that educate across every age category, from young children to adults. The Company's primary emphasis is on educational and reference software, but it also offers a selection of lifestyle, productivity and, to a lesser extent, entertainment products, both in North America and internationally.

     The Company's educational products are principally sold under a number of well known brands, including The Learning Company, MECC and Creative Wonders brands. The Company develops and markets educational products for children ages 18 months to seven years in the popular "Reader Rabbit" family, which includes both single-subject and multi-subject titles such as Reader Rabbit's Reading 1, Reader Rabbit's Math 1, Reader Rabbit's Toddler, Reader Rabbit's Preschool, Reader Rabbit's Kindergarten and Reader Rabbit's 1st Grade. The Company also publishes educational products for this age group based on the popular Sesame Street and Madeline characters, among others. For children seven years and older, the Company develops and markets engaging educational products such as the long-running "Trail" series, which includes The Oregon Trail 3rd Edition, as well as products based on the popular The Baby-Sitters Club books. During 1997, the Company launched The American Girls Premiere title, which is marketed towards girls in this age group.

     The Company's reference products include the "Compton's Home Library" line which includes, among others, Compton's Interactive Encyclopedia and Compton's 3D World Atlas Deluxe. In addition, the Company offers a line of medical reference products that includes BodyWorks, Home Medical Advisor and Mosby's Medical Encyclopedia. The Company's productivity line is marketed under the SoftKey and the Creative Office brands. The Company also publishes a lower-priced line of products in box version under the Key and Classics brands and a jewel-case only version under the SoftKey brand.

     The Company develops and markets several different lines of software designed to teach children and adults such foreign languages as French, German, Italian, Spanish, Japanese and English. These lines include, among others, the Learn to Speak and Berlitz lines of products.

     The Company also offers an Internet filtering product, the Cyber Patrol, which allows parents and teachers to choose what content on the Internet is appropriate for children.

     The Company distributes its products through retail channels, including direct sales to computer electronics stores, office superstores, mass merchandisers, discount warehouse stores and software specialty stores which control over 23,000 North American storefronts. The Company also sells its products directly to consumers through the mail, telemarketing and the Internet, and also directly to schools. The Company's international sales are conducted from subsidiaries in Germany, France, Holland, Ireland, the United Kingdom, Australia and Japan. The Company also derives revenue from licensing its products to OEMs, which bundle the Company's products for sale with computer systems or components and through on-line offerings.

     The Company has a history of acquiring companies in order to broaden its product lines and sales channels. During 1997, the Company completed a number of small complementary acquisitions in the educational software segment. During the third quarter of 1997, the Company acquired Learning Services (a national school software catalog for teachers), Skills Bank (a developer of older age and remedial educational software for schools) and Microsystems (an Internet filtering publisher and creator of Cyber Patrol). During the fourth quarter of 1997, the Company acquired control of Creative Wonders (a developer of branded children's educational software) and acquired TEC Direct (the publisher of an educational consumer software catalog). On March 27, 1998, the Company completed the acquisition of Mindscape. Mindscape is a leading developer and publisher of education, productivity, reference and entertainment software. On May 14, 1998, the Company acquired PF. Magic, a developer and publisher of virtual life software for children, and effective July 4, 1998, the Company acquired Sofsource, a publisher of educational and test software for high school and college students.

     In July 1998, SoftKey Software, the Company's Canadian subsidiary, sold its Canadian income tax software business for approximately $45 million in cash.

     The Company was incorporated in California in October 1978 and re-incorporated in Delaware in October 1986. In May 1996, the Company consummated the acquisition of MECC, an educational software publisher. That acquisition, together with the acquisitions in December 1995 of The Former Learning Company and Compton's, marked the completion of the Company's strategic initiative to expand its educational software franchise. In October 1996, the Company changed its name from SoftKey International Inc. to The Learning Company, Inc. to reflect its expanded emphasis on educational software. The Company's executive offices are located at One Athenaeum Street, Cambridge, Massachusetts 02142. Its telephone number is (617) 494-1200, and its Internet web site is located at http:/www.learningco.com.

INDUSTRY BACKGROUND

     The consumer software market has grown over the past few years as a result of several major trends, including the increasing installed base of PCs in the home, the improved multimedia capabilities of PCs and the increasing demand for a greater number of high-quality, affordably priced software applications. In addition, consumers are exposed to software purchase opportunities from a wide variety of sources and with increased frequency. The Internet increased consumers' exposure to a variety of software products and technologies and therefore increased their expectations for high quality multimedia educational and reference software. In addition to traditional software offerings, today's successful software companies should also be able to offer hybrid CD-ROM/Internet titles. The Company believes the Internet has reduced barriers to enter the market and has allowed competitors with less access to capital to compete effectively.

     Improved product performance, expanded memory and enhanced multimedia capabilities have been the main drivers of growth in the consumer software market. Improvements in multimedia technology have made possible engaging, highly interactive environments filled with rich content such as enhanced graphics, animation and photographs, realistic sounds and music and clips of film and video. These capabilities are particularly relevant to the education, reference, lifestyle and entertainment categories, as specific software purchases within these categories are largely driven by their content, appearance and degree of interactivity.

     The demand for a large number and broad spectrum of value-priced software products is also having significant impact on consumer software distribution. The distribution of consumer software has expanded beyond traditional software retailers and computer stores to include mass merchandisers, price clubs and superstores. As demand for consumer software has grown with improvements in multimedia technology, consumers have also grown more sophisticated in their expectations for software, requiring increasingly easy to use, content rich products. Furthermore, competition has continued to increase among new and existing multimedia software publishers, increasing price pressure and competition for limited retail shelf space. This competition is characterized by increased emphasis on channel marketing, coupon rebate programs and advertising. As this trend continues, it will become increasingly important for companies to achieve greater sell-through unit volumes through brand name recognition, to establish strong relationships with retailers and to consistently launch new product offerings with state-of-the-art capabilities and rich content.

PRODUCTS

     The Company develops, publishes and markets software products that educate across every age, from young children to adults. The Company strives for recognition from retailers, parents, teachers and students as the leader in educational and reference software. The Company's strategy is to leverage its name brands and breadth of content by selling across a range of price points and through multiple distribution channels. By creating software titles that parents and teachers trust to teach children fundamental skills at all age levels, the Company strives to create an ongoing buying relationship with its consumers that continues as their children grow older.

  The Learning Company and Creative Wonders Educational Software

     The Company's educational brands represent a series of products tailored to support the most fundamental learning topics taught in schools. The product lines are organized by age and by subject area, covering everything from learning essentials for pre-schoolers to test preparation for college-bound students and foreign language instruction for adults. Market research and an experienced staff of educational specialists seek to ensure that the content of each program is educational, engaging, age-appropriate, non-violent and effectively delivered. Highlights from the educational product line include:

     - The Reader Rabbit series of software is designed to develop a lifelong love of learning in children ages two through nine. During 1997, the Company launched its early learning series of multi-subject titles including Reader Rabbit's Toddler, Reader Rabbit's Preschool, Reader Rabbit's Kindergarten and Reader Rabbit's 1st Grade. Other products in the Reader Rabbit series include Reader Rabbit's Reading 1, Reading 2 and Math 1. The Reader Rabbit series of products has been developed based on a wealth of research by educators, parents, children and reading specialists in order to create the most educational, engaging, easy-to-use reading and multi-subject software. In 1997, the Company expanded its line of multi-subject learning titles with the introduction of The ClueFinders' 3rd Grade Adventures, the first of a new series of products designed to meet the educational needs and interest of older children.

     - The American Girls Premiere, which is based on The American Girls Collection successful line of historical fiction books, dolls and accessories from Pleasant Company, is a new creativity program designed for girls aged seven to 12. The product allows young girls to bring American history to life by creating and producing their own plays featuring five of the American Girls Doll characters.

     - The Trail series, including The Oregon Trail 3rd Edition, are interactive education products where children learn about history and geography while taking part in exciting interactive adventures.

     - The Munchers series of products for children ages six to 12 is used widely in both schools and homes to build children's skills and confidence in math, spelling and trivia.

     - TLC is a leader in foreign language software with its four lines of products covering language instruction in Spanish, French, German, Italian, Japanese and English. Appropriate for high school age through adult users, each line combines state-of-the-art technology with advanced language learning techniques to create highly interactive and effective products, that meet the abilities, interests and price sensitivities of all consumers. Learn To Speak, is a comprehensive and complete interactive course using state of the art technology to develop all-around fluency for the entire family. The Berlitz line, designed to help the user learn a language quickly, is an effective and complete interactive language course branded with the famous Berlitz name. The For Everyone line uses a fun, easy and interactive approach to learning a foreign language and is designed for high school students and adults who want to learn real-life conversation. Berlitz Think and Talk, based on the proven Berlitz teaching method, offers a complete introductory language study at a value price.

     - The Company markets a number of additional products for older children, including Success Builder -- High School, Score Builder for the SAT and ACT, Treasure MathStorm! and Super Solvers Mission: T.H.I.N.K.

     During 1997, the Company acquired Creative Wonders, an educational software publisher. Creative Wonders focuses on creating educational software for children using well-known branded content. The Creative Wonders line of products are sold by the Company under the Creative Wonders brand and includes:

     - The Sesame Street series using the well-known characters from Children's Television Workshop in a series of early learning titles that includes among others Sesame Street: Toddlers Deluxe, Sesame Street: Reading Is Fun! (Toddler Edition), Sesame Street: Elmo's Preschool Deluxe, and Sesame Street: Get Set For Kindergarten Deluxe.

     - The Madeline Classroom Companion Series is a fun and comprehensive way to help young girls get a successful start in school. This series includes Madeline Classroom Companion: Preschool & Kindergarten, Madeline Classroom Companion: 1st & 2nd Grade as well as a number of titles for children ages five and up such as Madeline: European Adventures, Madeline Thinking Games and Madeline And The Magnificent Puppet Show.

     - The Schoolhouse Rock series reinforces essential learning skills for children to succeed in elementary school. The series includes Schoolhouse
       Rock: 1st & 2nd Grade Essentials and Schoolhouse Rock: 1st-4th Grade Math Essentials.

  Reference and Lifestyle Software

     The Compton's Home Library brand comprises a complete line of core reference, lifestyle and special interest programs. The Compton's Home Library products are designed specifically to meet consumers' home information needs. Each product in the line provides easy access to a wealth of information for researching, learning and exploring, with many providing direct links to the World-Wide-Web for up-to-date information. Products in this line include Compton's Interactive Encyclopedia 1998 Edition, Compton's 3D World Atlas Deluxe, Weight Watchers Light & Tasty Deluxe and Compton's Interactive Bible NIV.

     The Company's medical reference products are among the best-selling titles in the industry. Strong brands and rich multimedia content enables the Company to sell these products across all of its channels. The Company offers a line of medical reference products that includes the popular BodyWorks, Home Medical Advisor and Mosby's Medical Encyclopedia.

  Internet Filtering Software

     Cyber Patrol is the Company's popular Internet filtering software designed to help protect children in cyberspace. Cyber Patrol allows parents and teachers to choose what content on the Internet is appropriate for children. Adults can choose to block material organized into many different categories such as violence, nudity, explicit sexual material and hate speech. Cyber Patrol can be customized for use by up to 10 different children. Adults can add or delete specific sites based on their own beliefs and judgment, so that, for example, content blocked for a seven-year-old can remain available to a 15-year-old. The latest version, Cyber Patrol 4.0, offers a daily update of blocked sites, assuring even greater protection in a Web environment that changes daily. In addition to marketing the product to homes and schools, the Company is also marketing to corporations a version of Cyber Patrol that can block sites with content such as sports, leisure and shopping that improves productivity in the office.

  Productivity Software

     Productivity titles targeted at the home, small business and home office users are the flagship titles under the SoftKey brand. The price points and content of these programs are designed for the consumer who purchases programs to meet very specific needs. During 1997, the Company launched the "Creative Office" series. Included in this series are Calendar Creator 5.0, PhotoFinish
4.1 and Resume Pro 3.0. Each of these titles has had a long history of success in the productivity market. The "Key" line is designed to meet productivity needs of those users who appreciate good value and quality performance. This line includes a range of personal productivity tools, content such as fonts and clip art, office productivity solutions and design tools.

  Value Software

     The Value lines under the Key, SoftKey and Classic brands are recognized as top performers in the budget category of software. These lines offer consumers brand name software at affordable prices in a jewel case only and boxed format ranging in retail price from $9.99 to $14.95. The line covers all software categories including reference, education, productivity, lifestyle and games.

SALES AND MARKETING

     The Company distributes its consumer software products through retail, direct response, OEMs and school channels within North America and through international channels throughout Europe and the Pacific Rim.

     Retail Channels. The Company has relationships with over 50 national retailers and direct distributors controlling over 23,000 individual North American storefronts where most of the nation's software sales occur. The Company's retail distribution strategy is to foster strong direct relationships with large retailers through a broad product offering, actively participating in channel management and innovative merchandising. These direct relationships have been the result of an established history of developing and publishing a wide range of products and actively working with retailers to understand consumer purchasing behavior and trends. Retailers routinely share sell-through sales data with the Company, providing the Company with the ability to proactively tailor its product offerings, modify distribution tactics and optimize product marketing, merchandising, promotions and mix for specific retail channels and stores. The Company sponsors merchandising programs and provides electronic data interchange ("EDI") to most major accounts. The Company intends to continue to build its relationships with the retail channels in an effort to further strengthen these strategic relationships. The Company's dealer sales channel consists of traditional PC hardware and software retail stores, including national and regional chains and superstores. Increasingly, the Company sells its products to office superstores such as Office Depot, OfficeMax and Staples, electronic superstores such as CompUSA, Circuit City and Best Buy and mass merchants such as Wal-Mart and Kmart. In addition, the Company sells to distributors such as Ingram Micro Inc., GT Interactive and Navarre.

     Direct Response. The Company's database of over 7 million end-users provides many cross-marketing opportunities. The Company mailed over 16 million pieces of targeted direct mail in 1997. The Company typically utilizes targeted customer mailings highlighting specific products. Prior to a full mailing, the Company conducts test mailings at different price points and marketing approaches in order to maximize response rates from its customers. The Company also sells its products through direct mailings to potential end-users who are not part of the installed user base using rented mailing lists. The Company made approximately 4 million outbound telephone calls in 1997 to sell its products to its customers. The Company has electronic registration of its consumer software products that allows it to collect data from its customers that in turn provide customer leads for the direct response business. The Company maintains an Internet website which contains a catalog of the Company's products which consumers can use to browse through the Company's products and submit orders on-line or by telephone.

     Original Equipment Manufacturers. The objective of the Company's OEM sales strategy is to assist hardware manufacturers and on-line services to differentiate their product lines and to introduce the Company's brands to new computer hardware buyers. The Company licenses its software products to OEMs (including IBM, Apple, Compaq, Hewlett-Packard and America On-Line), which typically purchase the Company's products in higher volumes and at lower prices than retail stores and distributors. The manufacturing costs incurred by the Company for OEM sales are typically lower than for its boxed product because in many cases the products are duplicated by the OEMs and sold without packaging or, in some instances, documentation. In addition, the Company receives royalties from a number of OEMs that have no production costs, which results in higher gross margins for the Company.

     School Channel. The Company's efforts in the school channel focus on the unique needs of the school market through targeted and specialized marketing and services. The Company sells products directly to schools and school districts through field based direct sales representatives, telemarketing and direct mail. Sales are also made through authorized resellers and distributors including Educational Resources, Ingram Micro and Baker & Taylor. The Company markets its school products to over 795 key school districts, 85,000 school buildings and, in turn, to over 2.5 million classrooms across the United States. Through its subsidiary Learning Services, the Company publishes an educational software catalog for teachers and schools marketing products from most educational software publishers, including the Company, under the Learning Services brand. The Company intends to continue to leverage its established position in the school market to expand its sales in the home market. The Company believes that the history of acceptance of its products in schools, coupled with its broad range of award-winning products, positions it to further enhance its market share position and brand awareness in the home market.

     International. The Company believes that the international consumer software markets are rapidly growing as a result of trends similar to those driving the North American market. The Company operates subsidiaries outside of North America in Germany, France, Holland, Japan, the United Kingdom and Ireland.

In addition, the Company has distributors in major European, Latin American and Pacific Rim countries, as well as in Australia and South Africa. The Company's subsidiaries in Ireland and Germany generally coordinate manufacturing and distribution for all of the Company's sales in Europe, Latin America and the Pacific Rim. Generally, retail stores outside of North America are more reliant on distributors than retail stores in North America. As distribution environments differ from country to country, the Company tailors its distribution strategy accordingly.

PRODUCT DEVELOPMENT

     The Company develops and publishes products through internal development as well as licensing. Approximately 83% of the Company's domestic revenues in 1997 were derived from products that have been internally developed. Through this dual product strategy approach, the Company is able to introduce new products while managing its research and development costs. During 1997, the Company launched a total of 53 new and upgraded North American premium education, reference and productivity products, of which 46 were developed internally.

     Internal Product Development. The Company's internal product development efforts are designed to result in efficient and timely product introductions by focusing on "core code" development. Where possible, the Company specifies, develops and manages (or purchases) one base of source code from which many products are created. Using one base of source code permits the Company to maximize programming efficiency because the investment of time and capital in developing the base source code is shared among multiple products and additional programming time is minimized. As a result, production schedules are more predictable and development costs are lower since the underlying code for new programs has previously been tested and debugged and the software already documented. Even with these "core codes" the Company must continuously update and improve the content and the technology of its products in order to remain competitive.

     In certain instances, the Company's internally developed products contain components that have been developed by outside developers or authors and are licensed by the Company. The Company generally pays these outside developers/authors royalties based on a percentage of net sales or on a work-for-hire basis.

     The Company maintains principal research and development facilities and personnel in Framingham, MA; Fremont, CA; Novato, CA; Knoxville, TN; Baltimore, MD and Minneapolis, MN. The Company's development efforts include product development, documentation and testing as well as the translation of certain of its products into foreign languages.

     The Company believes that its premium educational products require significant investments in product marketing and research and development in order to take advantage of new technologies that benefit educational software products and to remain competitive. In addition to expenses related to engineering and quality assurance, the Company's research and development expenses include costs associated with the identification and validation of educational content and engagement features and the development and incorporation of new technologies into new products.

     The Company's premium educational products require varying degrees of development time, frequently depending on treatment of the subject matter, the number of activities and the general complexity of the product. The typical length of research and development time ranges from 6 to 24 months with the first product in a new family generally requiring the longest period of development. The development and introduction of new products that operate on, and the adaptation of existing titles to new platforms or operating systems or that incorporate emerging technologies may require greater development time and expense and may generate less revenue per product as compared with recent introductions of new products or product adaptations.

     Most of the Company's educational products have been designed and developed internally by Company employees. The Company also uses third-party designers, artists and programmers in its research and development efforts and expects to continue to do so in the future. The Company believes that a mix of internal and external third-party resources, as well as potential acquisitions of products or technologies, is a cost-effective method of facilitating the development of new educational software products. Products that are developed using external third parties are generally owned or licensed exclusively by the Company and are marketed under the Company's various brand names. During 1997, the Company launched The American Girls Premier, which combined the Company's advanced proprietary technology with the well-known American Girls brand. Similarly, through its Creative Wonders products, including the Sesame Street line, the Company seeks to capitalize on brands that are trusted by parents and teachers for their educational value.

     Licensed Products. The Company supplements its development efforts by acquiring the rights to products on either an exclusive or non-exclusive basis, both through the purchase of products and under royalty-bearing licenses. Generally, the Company's license agreements provide for the payment of royalties based on a percentage of the Company's net sales of such products.

     The licensed products typically are repackaged under the Company's proprietary labels and sold through its distribution channels. The advantage of this distribution method to the outside software developers is that the Company is generally able to provide a significantly greater volume of sales than the software developer would be able to command itself. The Company leverages its broad distribution strength and reputation for successfully publishing products to attract outside developers/authors and further enhance its relationships with the software development community. Retail and direct response marketers benefit from this arrangement by having convenient access to a wide range of products offered by the Company.

     The Company's licensing of fully developed products allows for efficiencies because the cost of development is borne by the licensor. Licensing also reduces the financial and market risk to the Company from a product that is not well accepted by customers since the Company generally pays royalties based on actual net sales.

     Both internally developed and licensed products under development are extensively tested by the Company's quality assurance department before being released for production. The department tests for defects, functionality, ease-of-use and compatibility with many of the popular PC and printer configurations that are available to consumers.

     The process of developing software products such as those offered by the Company is extremely complex and is becoming more complex and expensive over time. The Company's product development expense levels are based largely on its expectations regarding future sales, and, accordingly, operating results would be disproportionately adversely affected by a decrease in sales or failure to meet the Company's sales expectations due to delays in new product introductions, or lower than expected demand. If the Company does not accurately anticipate and successfully adapt its products to emerging platforms, environments and technologies, or new products are not introduced when planned or do not achieve anticipated revenues, the Company's operating results could be materially adversely affected. In addition, the Company believes that on-line or Internet products and services will become an increasingly important platform and distribution media; and as such the Company's failure to timely and successfully adapt to and utilize such technologies could materially and adversely affect its competitive position and its financial results.

PRODUCTION

     The Company strives to minimize production costs, driving costs down as unit volumes and the rate of new title introductions increase through process efficiencies and economies of scale. Production of the Company's products involves the duplication of diskettes or CD-ROM disks and the printing and assembly of packaging, labels, user manuals and other purchased components. The Company subcontracts all of the manufacture and fulfillment of its products to third party vendors. In 1997, the production, assembly and distribution of the Company's North American products, with certain exceptions (including duplication of CD-ROM disks, school channel products and certain OEM products), was performed by two units of Bertelsmann AG (collectively, "BMG"). The Company believes that its existing production capacity is sufficient to handle anticipated increases in volume and titles into the foreseeable future. Manufacturing and assembly of the Company's international products take place primarily at the Company's facilities in Dublin, Ireland and to a lesser extent in Munich, Germany.

TECHNICAL SUPPORT

     The Company provides a variety of technical support services to dealers, distributors, corporations and end-users. Users of the Company's products generally receive free telephone support for the life of the product (i.e. until the next version is released or manufacturing of the product is discontinued). This support is principally provided by the Company's Technical Support Center in Knoxville, TN.

COMPETITION

     The consumer software industry is intensely and increasingly competitive and is characterized by rapid changes in technology and customer requirements. The Company competes for retail shelf space and general consumer awareness with a number of companies that market consumer software. The Company encounters competition from both established companies, including the largest companies in the industry and new companies that may develop comparable or superior products. A number of the Company's competitors and potential competitors possess significantly greater capital, marketing resources and brand recognition than the Company. Rapid changes in technology, product obsolescence and advances in computer software and hardware require the Company to develop or acquire new products and to enhance its existing products on a timely basis. The Company's marketplace has recently experienced a higher emphasis on on-line and Internet related services and content tailored for this new distribution channel. To the extent that demand increases for on-line products and content, the demand for the Company's existing products may change. There can be no assurance that the Company will be able to successfully maintain market share and otherwise compete successfully in the future.

     Competitive pressures in the consumer software industry have resulted, and the Company believes are likely to continue to result, in more innovative channel marketing and advertising in the future. During 1997, the Company and many of its competitors began using rebate coupons in order to induce consumers to purchase their products. In addition, the Company uses various forms of print and television advertising to enhance brand and product awareness. The use of these methods of channel marketing and advertising is becoming more prevalent among the larger consumer software publishers. To the extent that the Company fails to match competitors' future channel marketing and advertising programs it could risk loss of market share and corresponding revenues and operating profits. Furthermore, during early 1997, the Company reduced the retail selling prices of many of its core educational products in order to remain competitive in the market place. There can be no assurance that the Company's selling prices will not decline in the future or that the Company will not respond to such declines with additional price reductions or marketing programs. Such price reductions or marketing programs may reduce the Company's revenues and operating margins in the future.

     Large companies with substantial bases of intellectual property content in the motion picture and media industries, sophisticated product marketing and technical abilities and/or financial resources that may not need to realize an immediate profit or return on investment have increasingly entered the consumer software market. These competitors include: Microsoft Corporation, The Walt Disney Company, Mattel, Inc., Hasbro, Inc., IBM and Cendant Corporation (formerly CUC International Inc.). For example, technology companies have begun to acquire greater access to branded content, and content-oriented companies have begun to acquire greater technological capabilities. To the extent that competitors achieve a performance, price or distribution advantage, the Company could be adversely affected. Furthermore, increased consolidation of the consumer software market may impact future growth potential and performance.

     In the retail distribution channel resellers typically have a limited amount of shelf space and promotional resources. There is intense competition for high quality and adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer computer platforms and products increases, competition for shelf space may also increase. Mass merchants such as Wal-Mart are increasingly representing a larger portion of the Company's revenues. As these retailers achieve greater market share from the traditional software retailers, the Company may experience higher marketing costs and increased competition for shelf space, which could impact future sales and operating margins. Additionally, as technology evolves, the type and number of distribution channels will further change and new types of competitors, such as cable or telephone companies, may emerge. There can be no assurance that the Company will compete effectively in these channels.

     The retail channels of distribution available for products are subject to rapid changes as retailers and distributors enter and exit the consumer software market or alter their product inventory preferences. Other types of retail outlets and methods of product distribution may become important in the future. These new methods may include delivery of software using on-line services or the Internet, which will necessitate certain changes in the Company's business and operations including addressing operational challenges such as improving download time for pictures, images and programs, ensuring proper regulation of content quality and developing sophisticated security for transmitting payments. Should on-line distribution channels increase, the Company will be required to modify its existing technology platforms in order for its products to be compatible and remain competitive. It is critical to the success of the Company that, as these changes occur, it maintains access to those channels of distribution offering software in its market segments.

PROPRIETARY RIGHTS AND LICENSES

     Consistent with industry practice, the Company does not have signed license agreements with the end-users of its products, and its products do not contain mechanisms to inhibit unauthorized copying. Instead, the Company relies on the copyright laws to prevent unauthorized distribution of its software. The Company also relies on a combination of trade secret, patent, trademark and other proprietary rights, laws and license agreements to protect its proprietary rights. Existing copyright laws afford only limited protection. It may be possible for unauthorized third parties to copy the Company's products or to obtain and use information the Company regards as proprietary.

     Policing unauthorized use and distribution of the Company's products is difficult, and while it is difficult to determine the extent to which such use or distribution exists, software piracy can be expected to be a persistent problem. These problems are particularly acute in certain international markets such as South America, the Middle East, the Pacific Rim and the Far East, and the laws of certain countries in which the Company's products are or may be distributed provide less protection than those of the United States.

     The Company periodically receives communications alleging or suggesting that its products may incorporate material covered by the copyrights, trademarks or other proprietary rights of third parties. With increased use of music, video and animation in CD-ROM products and the increased number of products on the market generally, the Company is likely to experience an increase in the number of infringement claims asserted against it in the future. With respect to licensed products, the Company is generally indemnified against liability on these matters. The Company's policy is to investigate the factual basis of such communications and to resolve such matters promptly by enforcing its rights, negotiating licenses (if necessary) or taking other appropriate actions.

     In certain circumstances, litigation may be necessary to enforce the Company's proprietary rights, to protect copyrights, trademarks and trade secrets and other intellectual property rights owned by the Company or its licensors, to defend the Company against claimed infringements of the rights of others and to determine the scope and validity of the proprietary rights of the Company and others. Any such litigation, whether with or without merit, could be costly and could result in a diversion of management's attention, which could have an adverse effect on the Company's business, operating results or financial condition. Adverse determinations in litigation relating to any of the Company's products could result in the loss of the Company's proprietary rights, subject the Company to liabilities, require the Company to seek licenses from third parties or prevent the Company from selling particular products.

EMPLOYEES

     At May 31, 1998, the Company had approximately 1,600 full time employees. The Company believes that its success is highly dependent on its ability to attract and retain qualified employees. As necessary, the Company supplements its regular employees with temporary and contract personnel. No employees are covered by a collective bargaining agreement, and there have been no work stoppages.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

                   NAME                                             POSITION
                   ----                                             --------
Michael J. Perik..........................  Chairman of the Board and Chief Executive Officer
Kevin O'Leary.............................  President and Director
Gregory L. Bestick........................  President, TLC Learning Division
Anthony J. Bordon.........................  President, International
John F. Moore.............................  President, Mindscape Division
R. Scott Murray...........................  Executive Vice President and Chief Financial Officer
David E. Patrick..........................  President, Worldwide Sales and Operations Division
Neal S. Winneg............................  Senior Vice President
Lamar Alexander...........................  Director
Michael A. Bell...........................  Director
Anthony J. DiNovi(1)......................  Director
Robert Gagnon.............................  Director
Mark E. Nunnelly(2).......................  Director
Carolynn N. Reid-Wallace..................  Director
Robert A. Rubinoff........................  Director
Scott M. Sperling.........................  Director
Paul J. Zepf(3)...........................  Director

---------------
(1) Designee of Thomas H. Lee Company

(2) Designee of Bain Capital, Inc.

(3) Designee of Centre Partners Management LLC

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the shares of Common Stock as of June 30, 1998 held by (i) the Company's Chief Executive Officer and the named executive officers as defined in
Item 402(a)(3) of Regulation S-K pursuant to the Securities Act (collectively, the "Named Executive Officers"), (ii) each current director of the Company,
(iii) all current directors and executive officers as a group and (iv) each person known to the Company to own beneficially more than 5% of the shares outstanding.

                                                               NUMBER OF
                                                                 SHARES       APPROXIMATE
                                                              BENEFICIALLY    PERCENTAGE
                            NAME                                OWNED(1)         OWNED
                            ----                              ------------    -----------
Lamar Alexander(2)..........................................       97,500        *
Michael A. Bell(2)..........................................      166,871        *
Anthony J. DiNovi(3)........................................    9,146,340        13.3%
Robert Gagnon(4)............................................      255,485        *
R. Scott Murray(5)..........................................      197,326        *
Mark E. Nunnelly(6).........................................    3,414,640         5.4%
Kevin O'Leary(7)............................................    1,087,857         1.8%
David E. Patrick(2).........................................      217,833        *
Michael J. Perik(8).........................................    1,278,781         2.1%
Kathryn M. Quinby-Johnson(9)................................      109,228        *
Carolynn Reid-Wallace(2)....................................       28,750        *
Robert A. Rubinoff(10)......................................      201,330        *
Scott M. Sperling(3)(11)....................................    9,346,961        13.5%
Paul J. Zepf(12)............................................    2,440,020         3.9%
All current directors and executive officers as a group
  (16 persons)(13)..........................................   18,895,684        24.2%
Affiliates of Bain Capital, Inc.(6).........................    3,414,640         5.4%
  c/o Bain Capital, Inc.
  Two Copley Place
  Boston, Massachusetts 02116
Affiliates of Thomas H. Lee Company(3)......................    9,146,340        13.3%
  c/o Thomas H. Lee Company
  75 State Street
  Boston, Massachusetts 02109
Tribune Company(14).........................................    5,210,796         8.7%
  435 North Michigan Avenue
  Chicago, Illinois 60611

---------------
   * Represents less than 1% of the outstanding shares of Common Stock.

 (1) Unless otherwise indicated, each person or entity named in the table has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. Certain of the information contained in this table is based upon information contained in the filings by certain persons or entities under Section 13 of the Securities Exchange Act of 1934, as amended.

 (2) Consists of shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998.

 (3) Certain affiliates of Thomas H. Lee Company, including Thomas H. Lee Equity Fund III, L.P., Thomas H. Lee Foreign Fund III, L.P., THL-CCI Limited Partnership, Anthony J. DiNovi and Scott M. Sperling, own 457,317 shares of Preferred Stock, which were convertible as of June 30, 1998 into 9,146,340 shares of Common Stock. Each of Messrs. DiNovi and Sperling, directors of the Company, is the direct owner of 1,628 shares of Preferred Stock, which were convertible as of June 30,

     1998 into 32,560 shares of Common Stock. Messrs. DiNovi and Sperling are also Managing Directors of Thomas H. Lee Company and therefore may be deemed to have shared voting and investment power with respect to the shares of Preferred Stock owned by the affiliates of Thomas H. Lee Company. Each of Messrs. DiNovi and Sperling disclaims beneficial ownership of all shares of Preferred Stock other than those shares he owns directly. Based upon information contained in a Schedule 13D dated December 12, 1997 filed with the Commission.

 (4) Consists of 15,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998 and 240,485 shares of Common Stock issuable upon exchange of Exchangeable Non-Voting Shares of SoftKey Software, a subsidiary of the Company (the "Exchangeable Shares"), owned by a corporation wholly-owned by Mr. Gagnon.

 (5) Consists of 196,466 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998 and 860 shares of Common Stock issuable upon exchange of Exchangeable Shares owned by Mr. Murray.

 (6) Certain affiliates of Bain Capital, Inc., including Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Associates, L.P., BCIP Trust Associates, L.P. and Brookside Capital Partners Fund, L.P., own 170,732 shares of Preferred Stock, which were convertible as of June 30, 1998 into 3,414,640 shares of Common Stock. Mr. Nunnelly, a director of the Company, is a Managing Director of Bain Capital, Inc. and therefore may be deemed to have shared voting and investment power with respect to the shares of Preferred Stock owned by the affiliates of Bain Capital, Inc. Mr. Nunnelly disclaims beneficial ownership of all shares of Preferred Stock. Based upon information contained in a Schedule 13D dated December 12, 1997 filed with the Commission.

 (7) Consists of 350,000 shares of Common Stock owned directly by Mr. O'Leary, 525,699 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998 and 212,158 shares of Common Stock issuable upon exchange of Exchangeable Shares owned by a corporation wholly-owned by Mr. O'Leary. The 350,000 shares of Common Stock owned directly by Mr. O'Leary represent shares of restricted stock which vest over a 10-year period commencing July 1998.

 (8) Consists of 407,960 shares of Common Stock owned directly by Mr. Perik, 867,700 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998 and 3,121 shares of Common Stock issuable upon exchange of Exchangeable Shares owned by Mr. Perik. 350,000 of the shares of Common Stock owned directly by Mr. Perik represent shares of restricted stock which vest over a 10-year period commencing July 1998.

 (9) Consists of 316 shares of Common Stock owned directly by Ms. Quinby-Johnson and 108,912 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998.

 (10) Consists of 146,330 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998 and 55,000 shares of Common Stock issuable upon exchange of Exchangeable Shares owned by a corporation over which Mr. Rubinoff exercises investment and voting power.

(11) Consists of 200,621 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998 and shares of Common Stock issuable pursuant to the conversion of Preferred Stock held directly and beneficially by Mr. Sperling. See note (3) above.

(12) Consists of 1,000 shares of Common Stock owned directly by Mr. Zepf and 2,439,020 shares of Common Stock issuable upon the conversion of Preferred Stock owned by certain affiliates of Centre Partners Management LLC. Certain affiliates of Centre Partners Management LLC, including Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II, L.P., Centre Capital Offshore Investors II, L.P., State Board of Administration of Florida, Centre Parallel Management Partners, L.P. and Centre Partners Coinvestment, L.P., own 121,951 shares of Preferred Stock, which were convertible as of June 30, 1998 into 2,439,020 shares of Common Stock. Mr. Zepf, a director of the Company, is a Managing Director of Centre Partners Management LLC and therefore may be deemed to have shared voting and investment power with respect to the shares of Preferred Stock owned by the affiliates of Centre Partners Management LLC. Mr. Zepf disclaims beneficial ownership of all shares of Preferred

    Stock. Based upon information contained in a Schedule 13D dated December 12, 1997 filed with the Commission.

(13) Includes (i) 2,624,784 shares of Common Stock issuable pursuant to stock options exercisable within 60 days after June 30, 1998, (ii) 511,624 shares of Common Stock issuable upon exchange of Exchangeable Shares and (iii) 15,000,000 shares of Common Stock issuable upon conversion of 750,000 shares of Preferred Stock. Does not include securities beneficially owned by Kathryn Quinby-Johnson, who is a Named Executive Officer but who was no longer an executive officer of the Company on June 30, 1998.

(14) Based upon information contained in Amendment No. 2 to a Schedule 13D dated April 16, 1996 filed with the Commission.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among Tribune, TLC and Smith Barney Inc. (the "Underwriter"), Tribune has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the number of DECS set forth below:

                                                                NUMBER
UNDERWRITER                                                     OF DECS
-----------                                                     -------
Smith Barney Inc. ..........................................    4,600,000

     Tribune has been advised by the Underwriter that it proposes to offer the DECS directly to the public initially at the public offering price set forth on the cover page of the DECS Prospectus and to certain dealers at such prices less a concession not in excess of $0.50 per DECS. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per DECS to other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     The Company and Tribune have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company) or announce the offering (or plans to make an offering) of, any shares of the Company's Common Stock or any securities convertible into or exercisable or exchangeable for shares of the Company's Common Stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Company's Common Stock; or
(iii) waive any rights the Company has against any entity which is an affiliate of the Company which prevent such entity from effecting a disposition or transfer (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of the ownership of the Company's Common Stock, or waive any such rights against any entity in respect of any underwritten offering, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of the Company's Common Stock or such other securities, in cash or otherwise, for a period of 60 days from the date of this Prospectus Supplement without the prior written consent of the Underwriter; provided, however, that (1) the Company may issue shares of the Company's Common Stock directly to shareholders of companies acquired by the Company as consideration for the acquisition, and in connection therewith announce such issuance or contemplated issuance; (2) the Company may sell warrants to purchase equity securities in offerings made pursuant to Canadian law solely to non-U.S. residents so long as such warrants (or such other securities into which such warrants are exchangeable or convertible) are not available to be resold in the United States or to U.S. residents (and the Company takes no action to permit such resale) until a date that is at least 60 days from the date of this Prospectus Supplement; (3) the Company may exchange the 5 1/2% Senior Convertible Notes due 2000 of the Company which are currently outstanding by issuing shares of the Company's Common Stock provided that the recipients of such Common Stock are subject to the foregoing restrictions for the remainder of the 60 day period; (4) the Company may issue shares of the Company's Common Stock pursuant to any stock option plan, equity incentive plan, stock purchase plan or dividend reinvestment plan of the Company in effect on the date the Underwriting Agreement is executed or pursuant to any warrant or other equity security convertible into or exercisable or exchangeable for the Company's Common Stock outstanding on the date the Underwriting Agreement is executed; and (5) in connection with an acquisition by the Company or any affiliate of the Company, the Company may announce that to finance such acquisition, the Company is reviewing a number of alternatives, including a debt or equity offering by the Company. If any such consent is given, it would not necessarily be preceded or followed by a public announcement thereof.

     Tribune has granted to the Underwriter an option, exercisable for the 30-day period after the date of this Prospectus Supplement, to purchase up to an additional 610,796 DECS from Tribune, at the same price per DECS as the initial DECS to be purchased by the Underwriter. The Underwriter may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered hereby.

     The DECS will be a new issue of securities with no established trading market. The DECS have been approved for listing on the NYSE, subject to official notice of issuance, and the Underwriter intends to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     At Tribune's option, upon maturity of the DECS, shares of the Company's Common Stock may be delivered by Tribune pursuant to the terms of the DECS. For a description of the terms of such exchange, see the DECS Prospectus.

     In connection with this offering, the Underwriter and its affiliates may engage in transactions that stabilize, maintain or otherwise affect the market prices of the DECS or the Company's Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase DECS or the Company's Common Stock for the purpose of stabilization of their market prices. The Underwriter also may create a short position for its account by selling more DECS than they are committed to purchase from Tribune, and in such case may purchase DECS in the open market following completion of the offering to cover all or a portion of such short position. The Underwriter may also cover all or a portion of such short position in the DECS, up to 610,796 DECS, by exercising the Underwriter's over-allotment option referred to above. In addition, the Underwriter may impose "penalty bids", whereby they may reclaim from dealers participating in the offering the selling concession with respect to the DECS that are distributed in the offering but subsequently purchased for the account of the Underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the prices of the DECS or the Company's Common Stock at levels above those which might otherwise prevail in the open market. These transactions may be effected on the NYSE (with respect to the Common Stock only), in the over-the-counter market or otherwise. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

     The Underwriting Agreement provides that Tribune and the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the offering of the DECS, Tribune (referred to herein as the "Lender") and Smith Barney Inc. intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Smith Barney Inc. may from time to time borrow, return and reborrow shares of the Company's Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 2,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Smith Barney Inc. Smith Barney Inc. may from time to time borrow shares of the Company's Common Stock under the Securities Loan Agreement to settle short sales of the Company's Common Stock entered into by Smith Barney Inc. to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the NYSE or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Smith Barney's market-making transactions in the DECS and the consequent need to borrow shares of the Company's Common Stock. The availability of shares of the Company's Common Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Smith Barney Inc. may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement.

     In the ordinary course of their respective businesses, the Underwriter and its affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with Tribune, the Company and their respective affiliates, for which customary compensation has been or may be received.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Neal S. Winneg, General Counsel of the Company. As of the date hereof, Mr. Winneg owns options to purchase an aggregate of 131,500 shares of Common Stock, which are to become exercisable in periodic installments through January 1999.

                           THE LEARNING COMPANY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1996 and 1995..........................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended December 31, 1997, 1996 and 1995......   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................   F-6
Notes to Consolidated Financial Statements..................   F-8
Condensed Consolidated Balance Sheets as of March 31, 1998
  (unaudited) and December 31, 1997.........................  F-25
Condensed Consolidated Statements of Operations (unaudited)
  for the Three Months Ended March 31, 1998 and 1997........  F-26
Condensed Consolidated Statements of Cash Flows (unaudited)
  for the Three Months Ended March 31, 1998 and 1997........  F-27
Notes to Condensed Consolidated Financial Statements........  F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Learning Company, Inc.:

     We have audited the accompanying consolidated balance sheets of The Learning Company, Inc. as of January 3, 1998 and January 4, 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Learning Company, Inc. as of January 3, 1998 and January 4, 1997 and the related consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.

                                          /s/ PricewaterhouseCoopers LLP
                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 9, 1998
(except as to Note 12 which is
as of March 6, 1998)

                           THE LEARNING COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    95,137       $110,120
  Accounts receivable, less allowances of $29,226 and
     $15,191, respectively..................................       99,677         79,610
  Inventories...............................................       29,600         15,894
  Other current assets......................................       32,590         20,349
                                                              -----------       --------
                                                                  257,004        225,973
                                                              -----------       --------
Fixed assets and other, net.................................       32,306         22,975
Goodwill and other intangible assets, net...................      127,481        544,570
                                                              -----------       --------
                                                              $   416,791       $793,518
                                                              ===========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Trade accounts payable and accrued expenses...............  $    41,209       $ 49,723
  Other current liabilities.................................       52,851         16,935
  Line of credit............................................       35,150         25,000
  Merger related accruals...................................       12,533         10,667
  Current portion of long-term obligations..................       10,717          8,083
  Purchase price payable....................................        7,896          3,245
                                                              -----------       --------
                                                                  160,356        113,653
                                                              -----------       --------
LONG-TERM OBLIGATIONS:
  Long-term debt............................................      294,356        332,930
  Related party debt........................................           --        150,000
  Accrued and deferred income taxes.........................       59,746         86,920
  Other.....................................................        6,119          5,078
                                                              -----------       --------
                                                                  360,221        574,928
                                                              -----------       --------
COMMITMENTS AND CONTINGENCIES (NOTE 7) STOCKHOLDERS' EQUITY
(DEFICIT):
  Series A Preferred Stock, $.01 par value -- Authorized
     750,000 shares, issued and outstanding 750,000 shares
     at December 31, 1997 (liquidation value of $150,000)...            8             --
  Common stock, $0.01 par value -- Authorized -- 120,000,000 shares; issued and outstanding 48,868,659 and
     44,379,781 shares at December 31, 1997 and 1996,
     respectively...........................................          489            444
  Special voting stock -- Authorized and issued -- one share representing the voting rights of 1,478,929 and
     1,551,428 outstanding Exchangeable Shares (for common
     stock) at December 31, 1997 and 1996, respectively.....           --             --
  Additional paid-in-capital................................    1,012,273        733,229
  Accumulated deficit.......................................   (1,099,907)      (618,047)
  Cumulative translation adjustment.........................      (16,649)       (10,689)
                                                              -----------       --------
                                                                 (103,786)       104,937
                                                              -----------       --------
                                                              $   416,791       $793,518
                                                              ===========       ========

  The accompanying notes are an integral part of these consolidated financial statements

                           THE LEARNING COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997         1996         1995
                                                           ---------    ---------    --------
REVENUES.................................................  $ 392,438    $ 343,321    $167,042
COSTS AND EXPENSES:
  Costs of production....................................    111,703       91,045      53,070
  Sales and marketing....................................     86,621       67,690      38,370
  General and administrative.............................     31,135       28,550      20,813
  Development and software costs.........................     41,018       36,018      12,487
  Amortization, merger and other charges.................    515,016      501,330     103,172
                                                           ---------    ---------    --------
          Total operating expenses.......................    785,493      724,633     227,912
                                                           ---------    ---------    --------
OPERATING LOSS...........................................   (393,055)    (381,312)    (60,870)
                                                           ---------    ---------    --------
INTEREST INCOME (EXPENSE):
  Interest income........................................      1,104        2,564       6,020
  Interest expense.......................................    (22,482)     (26,703)     (5,315)
                                                           ---------    ---------    --------
          Total interest income (expense)................    (21,378)     (24,139)        705
                                                           ---------    ---------    --------
LOSS BEFORE TAXES........................................   (414,433)    (405,451)    (60,165)
PROVISION FOR INCOME TAXES...............................     61,234           --       5,795
                                                           ---------    ---------    --------
NET LOSS.................................................  $(475,667)   $(405,451)   $(65,960)
                                                           =========    =========    ========
NET LOSS PER SHARE:
     Basic and Diluted...................................  $   (9.59)   $   (9.94)   $  (2.65)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
     Basic and Diluted...................................  49,613,000   40,801,000   24,855,000

  The accompanying notes are an integral part of these consolidated financial statements

                           THE LEARNING COMPANY, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                               SERIES A                                                                                 TOTAL
                               PREFERRED       COMMON STOCK     ADDITIONAL                 CUMULATIVE               STOCKHOLDERS'
                            ---------------   ---------------    PAID-IN     ACCUMULATED   TRANSLATION   TREASURY      EQUITY
                            SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT     ADJUSTMENT     STOCK       (DEFICIT)
                            ------   ------   ------   ------   ----------   -----------   -----------   --------   -------------
BALANCE, DECEMBER 31,
  1994....................    --      $--     16,697    $167    $  191,390   $  (142,792)   $ (9,651)    $(1,629)     $  37,485
Acquisition of Future
  Vision..................    --       --      1,135      11         8,455        (3,608)         --          --          4,858
Acquisition of tewi.......    --       --         99       1         3,639            --          --          --          3,640
Acquisition of The Former
  Learning Company........    --       --         --      --        43,369            --          --          --         43,369
Acquisition of
  Compton's...............    --       --      5,053      51        86,634            --          --          --         86,685
Other acquisitions........    --       --        262       3         2,673          (236)         --          --          2,440
Sale of common stock......    --       --      2,713      27        73,584            --          --          --         73,611
Stock issued under
  exercise of options and
  warrants................    --       --      1,898      19        28,171            --          --          --         28,190
Treasury stock
  retirement..............    --       --         --      --        (1,629)           --          --       1,629             --

Conversion of Exchangeable
  Shares to common
  stock...................    --       --      2,508      25           (25)           --          --          --             --
Translation adjustments...    --       --         --      --            --            --         201          --            201
Net loss..................    --       --         --      --            --       (65,960)         --          --        (65,960)
                             ---      ---     ------    ----    ----------   -----------    --------     -------      ---------
BALANCE, DECEMBER 31,
  1995....................    --       --     30,365     304       436,261      (212,596)     (9,450)         --        214,519
Acquisition of MECC.......    --       --      9,214      92       240,670            --          --          --        240,762
Other acquisitions........    --       --        899       9        15,247            --          --          --         15,256
Conversion of debt to
  common stock............    --       --        158       2         3,051            --          --          --          3,053
Stock issued under
  exercise of options.....    --       --      3,198      32        24,985            --          --          --         25,017
Conversion of Exchangeable
  Shares to common
  stock...................    --       --         45      --            --            --          --          --             --
Stock issued for
  settlement of
  expenses................    --       --        500       5        13,015            --          --          --         13,020
Translation adjustments...    --       --         --      --            --            --      (1,239)         --         (1,239)
Net loss..................    --       --         --      --            --      (405,451)         --          --       (405,451)
                             ---      ---     ------    ----    ----------   -----------    --------     -------      ---------
BALANCE, DECEMBER 31,
  1996....................    --       --     44,379     444       733,229      (618,047)    (10,689)         --        104,937
Issuance of Series A
  Preferred Stock.........   750        8         --      --       202,025            --          --          --        202,033
Issuance of special
  warrants................    --       --         --      --        57,462            --          --          --         57,462
Conversion of Exchangeable
  Shares to common
  stock...................    --       --         73      --            --            --          --          --             --
Stock issued under
  exercise of stock
  options.................    --       --      1,116      11         8,959            --          --          --          8,970
Stock issued to settle
  earn-outs...............    --       --        135       2         2,021            --          --          --          2,023
Other acquisitions........    --       --      3,165      32         8,577        (6,193)         --          --          2,416
Translation adjustments...    --       --         --      --            --            --      (5,960)         --         (5,960)
Net loss..................    --       --         --      --            --      (475,667)         --          --       (475,667)
                             ---      ---     ------    ----    ----------   -----------    --------     -------      ---------
BALANCE, DECEMBER 31,
  1997....................   750      $ 8     48,868    $489    $1,012,273   $(1,099,907)   $(16,649)    $    --      $(103,786)
                             ===      ===     ======    ====    ==========   ===========    ========     =======      =========

  The accompanying notes are an integral part of these consolidated financial statements

                           THE LEARNING COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1997         1996         1995
                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................................  $(475,667)   $(405,451)   $ (65,960)
  Adjustments to reconcile net loss to net cash provided
     by operating activities:
     Depreciation and amortization......................    531,206      451,133       29,802
     Charge for incomplete technology...................      1,050       56,688       60,483
     Provision for returns and doubtful accounts........     67,773       38,112       22,358
     Provision for income taxes.........................     61,234           --           --
  Change in assets and liabilities (net of acquired
     assets and liabilities):
     Accounts receivable................................    (89,396)     (91,413)     (39,811)
     Inventories........................................    (10,954)       3,332       (4,441)
     Other current assets...............................     (2,035)       4,203        8,865
     Other long-term assets.............................     (8,625)      (4,308)      11,990
     Accounts payable and accrued expenses..............     15,488       13,359        9,942
     Other long-term obligations........................         --           --       (2,294)
                                                          ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...............     90,074       65,655       30,934
                                                          ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Businesses acquired, net of cash on-hand..............    (55,592)      21,518     (547,889)
  Purchases of property and equipment, net..............     (4,685)      (4,939)      (7,811)
  Software development costs............................    (27,299)     (12,344)      (2,410)
  Merger related accruals...............................    (53,021)     (38,091)      (7,341)
  Payments to stockholders of The Former Learning
     Company............................................         --      (25,025)          --
                                                          ---------    ---------    ---------
NET CASH USED FOR INVESTING ACTIVITIES..................   (140,597)     (58,881)    (565,451)
                                                          ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of stock, options and
     warrants...........................................      8,970       27,905      106,616
  Borrowings under line of credit.......................     10,150       25,000        3,150
  Payments on term notes................................         --       (4,832)      (8,815)
  Payments on capital lease obligations.................     (2,676)      (1,874)      (1,008)
  Sale (repurchase) of senior notes.....................    (28,000)     (18,350)     500,000
  Costs incurred to issue Series A Preferred Stock......    (10,701)          --           --
  Proceeds from issue of special warrants...............     57,462           --           --
  Other.................................................      1,821       (1,092)          --
NET CASH PROVIDED BY FINANCING ACTIVITIES...............     37,026       26,757      599,943
EFFECT OF EXCHANGE RATE CHANGES ON NET CASH.............     (1,486)      (1,243)         201
                                                          ---------    ---------    ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS.................    (14,983)      32,288       65,627
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD........    110,120       77,832       12,205
                                                          ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............  $  95,137    $ 110,120    $  77,832
                                                          =========    =========    =========

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1997         1996         1995
                                                          ---------    ---------    ---------
SUPPLEMENTAL SCHEDULING OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Issuance of Series A Preferred Stock to retire debt...  $ 202,033    $      --    $      --
  Common stock issued to settle earn-out agreements.....      2,023           --           --
  Common stock issued to acquire MECC...................         --      221,319           --
  Increase in APIC due to value of in-the-money employee
     stock options acquired in connection with
     acquisitions.......................................      2,969       19,444       43,369
  Common stock issued for acquisitions..................         --       15,255       95,292
  Conversion of debt to equity..........................         --        3,053        3,471
  Common stock issued for settlement of expenses........         --       10,132          111
  Equipment acquired under capital leases...............         --        1,262          627
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid (refunded) during period for:
     Interest paid......................................  $  29,876    $  28,466    $     524
     Income taxes paid (refunded).......................      1,583       (7,886)         (12)

  The accompanying notes are an integral part of these consolidated financial statements

                           THE LEARNING COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Business

     The Learning Company, Inc. ("TLC" or the "Company") develops, publishes and markets consumer software in the education and reference category and, to a lesser extent, productivity, lifestyle and entertainment categories. The Company sells its products in the retail channel through mass merchants, consumer electronic stores, price clubs, office supply stores, software specialty stores and distributors; to original equipment manufacturers ("OEMs"); to schools and to end-users through direct response methods. The Company also develops and distributes income tax software products and offers computerized processing of income tax returns in Canada. The Company's principal market is in the United States and Canada. The Company has international operations in Germany, Ireland, France, Holland, the United Kingdom, Japan and Australia. On October 24, 1996, SoftKey International Inc. changed its name to The Learning Company, Inc.

     The Company's fiscal year is the 52 or 53 weeks ending on or after December
31. For clarity of presentation herein, all references to December 31, 1997 relate to balances as of January 3, 1998, references to December 31, 1996 relate to balances as of January 4, 1997, the period from January 5, 1997 to January 3, 1998 is referred to as the "Year Ended December 31, 1997", the period from January 7, 1996 to January 4, 1997 is referred to as the "Year Ended December 31, 1996" and the period from January 1, 1995 to January 6, 1996 is referred to as the "Year Ended December 31, 1995".

  Basis of Presentation

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions regarding items such as return reserves and allowances, net realizable value of intangible assets and valuation allowances for deferred tax assets that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include: return reserves, inventory reserves, valuation of deferred tax assets and valuation and useful lives of intangible assets. Actual results could differ from these estimates.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany amounts and transactions have been eliminated.

     Certain prior period amounts have been reclassified to conform with the current year presentation.

  Revenue Recognition

     Revenues are primarily derived from the sale of software products and from software licensing and royalty arrangements. The Company recognizes revenue in accordance with the Statement of Position ("SOP") No. 91-1, Software Revenue Recognition. The Financial Accounting Standards Board recently issued SOP No. 97-2, Software Revenue Recognition. The most significant changes to SOP No. 91-1, relate to multiple deliverables and "when and if available" products. The new SOP No. 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997 and will be adopted by the Company for the fiscal year ending December 31, 1998. The adoption of this new standard is not expected to have a material effect on the Company's financial statements.

     Revenues from the sale of software products are recognized upon shipment, provided that no significant obligations remain outstanding and collection of the receivable is probable. Costs related to insignificant post shipment obligations are accrued when revenue is recognized for the sale of the related products. Allowances for estimated returns are provided at the time of sale and allowances for price protection are provided at the time of commitment and charged against revenues. The Company evaluates the adequacy of allowances for

                           THE LEARNING COMPANY, INC.

returns and doubtful accounts primarily based upon its evaluation of historical and expected sales experience and by channel of distribution. The estimates determined for reserves for returns and allowances are based upon information available at the reporting date. To the extent the future market, sell-through experience, customer mix, channels of distribution, product pricing and general economic conditions change, the estimated reserves required for returns and allowances may also change. Revenues from royalty and license arrangements are recognized as earned based upon performance or product shipments.

  Advertising and Marketing Costs

     The Company charges direct response advertising costs to sales and marketing expense as incurred. Direct response costs eligible for capitalization are not material at December 31, 1997 or 1996. Co-operative advertising and other channel marketing programs are expensed in the period the programs are run or over the period of specific contract for services and are included in sales and marketing expense. The Company offers various coupon rebate programs to its end-user customers. The Company provides for the expected cost of the coupon redemption at the time of sale under sales and marketing expense. The cost is estimated based upon the expected coupon redemption rate on a product-by-product basis and is adjusted at each reporting period for actual results. Fees for preferred shelf space are expensed as incurred as sales and marketing expense.

  Cash Equivalents

     Cash equivalents are valued at cost, which approximates market value, and consist principally of commercial paper, bankers' acceptances, short-term government securities and money market accounts. The Company considers all such investments having maturities at purchase of less than 90 days to be cash equivalents. At year end the Company has approximately $20,000 of cash on deposit under compensating balances that are not legally restricted with the Company's bank to provide for credit enhancement under the receivables purchase agreement. The amount of the compensating balances varies based upon the amount of eligible accounts receivable under the agreement and the credit rating of each account receivable.

  Accounting for Transfers and Servicing Financial Assets

     The Company follows Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 125"). FAS 125 applies a control-oriented, financial-components approach to financial asset transfer transactions whereby the Company (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred, (2) derecognizes financial assets when control has been surrendered, and (3) derecognizes liabilities once they are extinguished. The Company, through its wholly owned subsidiary The Learning Company Funding, Inc. (a separate special purpose corporation), is party to a receivables purchase agreement whereby it can sell without recourse undivided interests in eligible pools of trade accounts receivable of up to $75,000 on a revolving basis during a five year period ending September 30, 2002. The Company acts as servicing agent for the sold receivables in the collection and administration of the accounts.

  Inventories

     Inventories are stated at the lower of weighted average cost or net realizable value and include third-party assembly costs, CD-ROM discs, manuals and an allocation of fixed overhead.

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1996
                                                           -------    -------
Components...............................................  $ 4,243    $ 1,213
Finished goods...........................................   25,357     14,681
                                                           -------    -------
                                                           $29,600    $15,894
                                                           =======    =======

                           THE LEARNING COMPANY, INC.

  Property and Equipment

     Property and equipment are stated at the lower of cost, net of accumulated depreciation or net realizable value. Depreciation is calculated using accelerated and straight-line methods over the following useful lives:

Building......................................    40 years
Computer equipment............................    3-5 years
Furniture and fixtures........................    3-5 years
Leasehold improvements........................    Shorter of the life of the lease
                                                  or the estimated useful life

     Betterments and major renewals are capitalized and included in property, plant, and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

  Goodwill and Intangible Assets

     The excess cost over the fair value of net assets acquired, goodwill, is amortized on a straight-line basis over 2 years, except for the goodwill associated with the Company's Canadian income tax software business, which is being amortized on a straight-line basis over its estimated useful life of 40 years (balance of $22,341 at the end of fiscal 1997 and $23,352 at the end of fiscal 1996). The cost of identified intangible assets is generally amortized on a straight-line basis over their estimated useful lives of 2 to 10 years. Deferred financing costs are being amortized on a straight-line basis over the term of the related debt financing.

     The carrying value of goodwill and intangible assets is reviewed on a quarterly and annual basis for the existence of facts or circumstances both internally and externally that may suggest impairment. To date no such impairment has occurred. The Company determines whether an impairment has occurred based on gross expected future cash flows and measures the amount of the impairment based on the related future estimated discounted cash flows. The cash flow estimates that are used to determine the amount of an impairment, if any, contain management's best estimates, using appropriate and customary assumptions and projections at the time. Goodwill and other intangible assets have been presented net of accumulated amortization of $905,425 at the end of fiscal 1997 and $444,967 at the end of fiscal 1996.

                                                                                 NET BALANCE
                                                                               AT DECEMBER 31,
                                                    ESTIMATED USEFUL       -----------------------
                  DESCRIPTION                         LIFE IN YEARS           1997          1996
                  -----------                     ---------------------    -----------    --------
Goodwill........................................         2 to 40            $ 55,199      $397,459
Acquired technology.............................            2                 16,662       126,763
Brands and related content rights...............         7 to 10              51,453        10,061
Deferred financing costs........................            5                  3,828         9,423
Other intangible assets.........................            3                    339           864
                                                                            --------      --------
                                                                            $127,481      $544,570
                                                                            ========      ========

  Development and Software Costs

     Development and software costs are expensed as incurred. Development costs for new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. Capitalized software development costs on a product-by-product basis are being amortized using the straight-line method over the remaining estimated economic life of the product, which is generally twelve months beginning when launched, which approximates the ratio that current gross revenues for a

                           THE LEARNING COMPANY, INC.

product bear to the total of current and anticipated future gross revenues for that product. At December 31, 1997 and 1996, the Company had capitalized software development costs of $13,665 and $6,140, respectively, which are included in other current assets. Amortization of software development costs was $12,052, $9,904 and $2,368 in each of the Years Ended December 31, 1997, 1996 and 1995, respectively.

  Income Taxes

     Deferred tax liabilities and assets are determined based on the differences between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. FAS 109 also requires a valuation allowance against net deferred tax assets if based upon the available evidence it is more likely than not that some or all of the deferred tax assets will not be realized.

  Foreign Currency

     The functional currency of each foreign subsidiary is the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated to U.S. dollars at period end exchange rates. Revenues and expenses are translated using the average rates during the period. The effects of foreign currency translation adjustments have been accumulated and are included as a separate component of stockholders' equity (deficit).

  Computation of Earnings Per Share

     For the year ended December 31, 1997, the Company adopted Statement of Accounting Standards No. 128 ("FAS 128"), which requires the presentation of Basic and Dilutive earnings per share, which replaces primary and fully diluted earnings per share. Earnings per share have been restated for all periods presented to reflect the adoption of FAS 128. Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Dilutive net loss per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Common stock equivalent shares consist of convertible debentures, preferred stock, stock options and warrants. The dilutive computations do not include common stock equivalents for the years ended December 31, 1997, 1996 and 1995 as their inclusion would be antidilutive.

(2) BUSINESS COMBINATIONS

  Creative Wonders

     On October 23, 1997, the Company acquired control of Creative Wonders, L.L.C. ("Creative Wonders"), an educational software company that publishes, among other titles, the Sesame Street line of products. The purchase price was a total of $37,799 including the value of employee stock options assumed and estimated transaction costs. The purchase price included cash payments of $33,883.

  Other 1997 Combinations

     On September 19, 1997, the Company acquired Learning Services Inc. ("Learning Services"), a national school software catalog for teachers, in exchange for the issuance of 709,976 shares of common stock. On September 29, 1997, the Company acquired Skills Bank Corporation ("Skills Bank"), a developer of educational and remedial software products for adult, adolescent and K to 12 students, in exchange for the issuance of 1,069,286 shares of common stock. On October 2, 1997, the Company acquired Microsystems Software, Inc. ("Microsystems"), a developer of Internet filtering software, in exchange for the issuance of 955,819 shares of common stock. On December 30, 1997, the Company acquired TEC Direct, Inc. ("TEC Direct"), an educational consumer software catalog, in exchange for the issuance of 429,733 shares of common stock. Each of these transactions was accounted for using the pooling-of-interests method of

                           THE LEARNING COMPANY, INC.

accounting. The consolidated financial statements of the Company for the years prior to December 31, 1997 do not include the results and balances of these companies as they were deemed to be immaterial to the consolidated financial statements for those periods.

  MECC

     On May 17, 1996, the Company acquired Minnesota Educational Computing Corporation (MECC) ("MECC"), a publisher and developer of high quality children's educational software sold to consumers and schools, in exchange for 9,214,007 shares of the Company's common stock. The total purchase price was $284,631, including estimated transaction costs, value of stock options assumed and deferred income taxes related to certain identifiable intangible assets acquired. Approximately 1,048,000 MECC employee stock options were converted into stock options to purchase approximately 1,198,000 shares of TLC common stock. This transaction was accounted for as a purchase.

  Compton's

     On December 28, 1995, the Company acquired Compton's New Media, Inc. and Compton's Learning Company (collectively, "Compton's"), developers and publishers of multimedia software titles. In and in connection with the acquisition, the Company issued a total of 5,052,697 shares of the Company's common stock, which included 587,036 shares of common stock to settle $14,000 of intercompany debt due to Tribune Company and executed a promissory note for $3,000 in cancellation of the remaining intercompany debt. The total purchase price was $104,394, including estimated transaction costs, deferred income taxes related to certain identifiable intangible assets acquired, settlement of certain intercompany debt to Tribune Company and the fair value of net liabilities assumed. The promissory note was repaid in 1996. This transaction was accounted for as a purchase.

  The Learning Company

     On December 22, 1995, the Company acquired control of The Learning Company (the "The Former Learning Company"), a leading developer of educational software products for use at home and school. Under the terms of the merger agreement, the Company acquired, in a two-step business combination, all of the outstanding shares of The Former Learning Company for total consideration of approximately $684,066, including the value of stock options assumed, estimated transaction related costs and deferred income taxes related to certain identifiable intangible assets acquired. Approximately 1.1 million unvested employee stock options of The Former Learning Company were converted into options to purchase 3,123,000 shares of the Company's common stock, based on the merger consideration of $67.50 per share and were vested on or before January 26, 1996. Approximately $543,163 of the purchase price was settled in cash. This transaction was accounted for as a purchase.

  tewi Verlag GmbH

     On July 21, 1995, the Company acquired tewi Verlag GmbH ("tewi"), a publisher and distributor of CD-ROM software and computer-related books, located in Munich, Germany. The purchase price was settled by a combination of cash and issuance of common stock. The Company issued 99,045 shares of common stock valued at $3,640 and may issue additional shares of common stock to a former shareholder of tewi pursuant to an earn-out agreement. The Company paid cash consideration of $12,688 for tewi. The additional shares issuable under the earn-out agreement have been treated as contingent consideration and will be recorded if and when certain future conditions are met. During 1997 and 1996, $498 and $540, respectively, of consideration related to the contingent consideration was earned and recorded as expense by the Company. This transaction was accounted for as a purchase.

                           THE LEARNING COMPANY, INC.

     The purchase price for the 1997 acquisition of Creative Wonders has been allocated based on fair values as follows:

  Purchase price............................................  $37,799
  Less: fair value of net liabilities assumed...............   (7,257)
                                                              -------
  Excess to allocate........................................   45,056
  Less: excess allocated to
     Incomplete technology..................................    1,050
     Brands and related content rights......................   44,006
                                                              -------
  Goodwill..................................................  $    --
                                                              =======

     The purchase price for the 1996 acquisitions has been allocated based on fair values as follows:

                                                                MECC      OTHERS      TOTAL
                                                              --------    -------    --------
  Purchase price............................................  $284,631    $15,681    $300,312
  Less: fair value of net tangible assets (liabilities).....    13,990    (15,424)     (1,434)
                                                              --------    -------    --------
                                                               270,641     31,105     301,746
  Excess to allocate to:
  Less: excess to allocate
     Incomplete technology..................................    56,688         --      56,688
     Completed technology...................................    88,501        285      88,786
     Brands and related content rights......................       894         --         894
                                                              --------    -------    --------
                                                               146,083        285     146,368
                                                              --------    -------    --------
  Goodwill..................................................  $124,558    $30,820    $155,378
                                                              ========    =======    ========

     The Company primarily used the income approach to determine the fair value of the identified intangible assets acquired. The debt-free cash flows, net of provision for operating expenses, were discounted to a net present value. The value of certain completed technology was based upon comparable fair values in the open market. The value of software technology and products under development not considered to have reached technological feasibility and having no future alternative use was expensed on acquisition.

     Unaudited pro forma results of operations for the transactions accounted for using the purchase method of accounting as though the acquisitions had occurred at the beginning of the Years Ended December 31, 1996 and 1995 are below. The pro forma adjustments detailed below include the effect of amortization of intangible assets and goodwill related to the acquisitions over their estimated useful lives of two years and the interest expense related to the issue of the $500,000 of debt for the period prior to 1995 and 1996 acquisitions or issuance, net of any related income tax effects. Pro forma results for the 1997 acquisitions were immaterial.

                           THE LEARNING COMPANY, INC.

                                                                      THE FORMER
                                                                       LEARNING               PRO FORMA    PRO FORMA
                                       TLC       TEWI     COMPTON'S    COMPANY      MECC     ADJUSTMENTS   COMBINED
                                    ---------   -------   ---------   ----------   -------   -----------   ---------
YEAR ENDED DECEMBER 31, 1996
Revenues..........................  $ 343,321   $    --   $     --     $    --     $ 7,800    $      --    $ 351,121
Operating loss....................   (381,312)       --         --          --      (9,212)     (41,128)    (431,652)
Net loss..........................   (405,451)       --         --          --      (7,021)     (34,009)    (446,481)
Net loss per share................      (9.94)       --         --          --          --           --       (10.12)

YEAR ENDED DECEMBER 31, 1995
Revenues..........................  $ 167,042   $ 3,720   $ 23,204     $60,698     $33,815    $      --    $ 288,479
Operating loss....................    (60,870)   (3,589)   (13,904)     10,874       6,079     (428,239)    (489,649)
Net loss..........................    (65,960)   (3,643)    (9,626)      7,398       5,070     (398,195)    (464,956)
Net loss per share................      (2.65)       --         --          --          --           --       (12.01)

  Future Vision Holding, Inc.

     On August 31, 1995, the Company acquired all of the issued and outstanding capital stock of Future Vision Holding, Inc. ("Future Vision"), a multimedia software company, in exchange for the issuance of 1,088,149 shares of common stock of the Company. This acquisition has been accounted for using the pooling-of-interests method of accounting. The financial statements for periods prior to the Year Ended December 31, 1995 do not include amounts for this acquisition as they were deemed to be immaterial to the consolidated financial statements for those periods.

(3) FIXED ASSETS AND OTHER

                                                             DECEMBER 31,
                                                         --------------------
                                                           1997        1996
                                                         --------    --------
Building, land and leasehold improvements..............  $  6,127    $  4,516
Computer equipment.....................................    30,707      26,362
Furniture and fixtures.................................     7,820       9,062
                                                         --------    --------
                                                           44,654      39,940
Less: accumulated depreciation and amortization........   (24,065)    (22,273)
                                                         ========    ========
                                                           20,589      17,667
Other..................................................    11,717       5,308
                                                         --------    --------
                                                         $ 32,306    $ 22,975
                                                         ========    ========

     Included in computer equipment is equipment under capital lease of $1,952 and $2,207 at December 31, 1997 and 1996, respectively. Depreciation expense was $4,966, $6,491 and $6,767 in each of the Years Ended December 31, 1997, 1996 and 1995, respectively.

(4) LINE OF CREDIT

     TLC Multimedia, Inc., a wholly-owned subsidiary of the Company, has a revolving line of credit (the "Line"), to provide for a maximum availability of $50,000, of which $35,150 was utilized at December 31, 1997. Borrowings under the Line become due on July 1, 1999 and bear interest at the prime rate (8 1/2% at December 31, 1997). The Line is subject to certain financial covenants, is secured by a general security interest in the assets of The Learning Company, Inc. and certain other subsidiaries of the Company and by a pledge of the stock of certain of its subsidiaries. The Line is guaranteed by the Company.

                           THE LEARNING COMPANY, INC.

(5) LONG-TERM DEBT

                                                             DECEMBER 31,
                                                         --------------------
                                                           1997        1996
                                                         --------    --------
Senior Convertible Notes...............................  $303,650    $331,650
Obligations under capital leases.......................     1,423       2,099
                                                          305,073     333,749
Less: current portion..................................   (10,717)       (819)
                                                         --------    --------
                                                         $294,356    $332,930
                                                         ========    ========

     The Company has outstanding $303,650 principal amount 5 1/2% Senior Convertible Notes due 2000 (the "Notes"), which are unsecured. The Notes will be redeemable by the Company on or after November 2, 1998 at redemption prices of 102.2% on November 2, 1998, 101.1% on November 1, 1999 and 100% on or after November 1, 2000 and are convertible into common stock at a price of $53 per share. Interest is payable on the Notes semi-annually on May 1 and November 1 each year. The long-term principal portion of the Notes declined by a total of $38,000 and $18,350 during the years Ended December 31, 1997 and 1996, respectively. Current portion of long-term debt includes $10,000 of the Notes as the Company intends to repurchase the amount before December 31, 1998.

RELATED PARTY TRANSACTIONS

     On December 28, 1995, Tribune Company made an investment in the Company in the form of $150,000 principal amount 5 1/2% Senior Convertible/Exchangeable Notes due 2000 (the "Private Notes"). The Private Notes were redeemable by the Company on or after November 2, 1998 at redemption prices of 102.2% on November 2, 1998, 101.1% on November 1, 1999 and 100% on November 1, 2000 and were convertible into common stock at a price of $53 per share. The Private Notes were sold during 1997 in a private transaction to an investor group prior to issuance by the Company of 750,000 shares of Series A Convertible Participating Preferred Stock (the "Preferred Stock") and were surrendered by the investor group for issue of the Preferred Stock. In connection with the issuance of the Preferred Stock, the Company paid a transaction fee to the investor group totaling $1,845, of which $1,125 was paid to one of the investors where a director of the Company is an officer. The loss resulting from the exchange of the Private Notes for the Preferred Stock, net of tax benefit, was immaterial.

                           THE LEARNING COMPANY, INC.

(7) COMMITMENTS AND CONTINGENCIES

  Lease Obligations

     The Company leases office facilities and equipment under operating and capital leases. Rental expense for operating leases was approximately $4,523, $3,234 and $2,308 and for the Years Ended December 31, 1997, 1996 and 1995, respectively. Future annual payments under capital and operating leases are as follows:

                                                  CAPITAL LEASES    OPERATING LEASES
                                                  --------------    ----------------
  1998..........................................      $  788            $ 7,424
  1999..........................................         601              6,280
  2000..........................................         142              5,467
  2001..........................................           2              4,643
  2002..........................................           2                909
  Thereafter....................................          --              8,070
                                                      ------            -------
                                                       1,535            $32,793
                                                                        =======
  Less: interest................................        (112)
  Less: current portion.........................        (717)
                                                      ------
                                                      $  706
                                                      ------

(8) COMMON AND PREFERRED STOCK

  Common Stock

     The Company has reserved 19,279,847 shares of its common stock for issuance related to the Exchangeable Shares, employee stock options and warrants at year end. The Exchangeable Shares are represented by the one share of Special Voting Stock. In addition, the Company has reserved a total of 20,729,245 shares of its common stock for issuance related to the Notes and the Preferred Stock at year end.

  Exchangeable Shares

     On February 4, 1994, the Company completed a three-way business combination (the "Three-Party Combination") among SoftKey Software Products Inc. ("Former SoftKey"), WordStar International Incorporated ("WordStar") and Spinnaker Software Corporation ("Spinnaker"). In connection with the Three-Party Combination, Former SoftKey stockholders were entitled to elect to receive shares of the Company's common stock or Exchangeable Non-Voting Shares (the "Exchangeable Shares") of SoftKey Software Products Inc. ("SoftKey Software"), the successor by amalgamation to Former SoftKey. The Company also issued a special voting share (the "Voting Share") which has a number of votes equal to the number of Exchangeable Shares outstanding. The holder of the Voting Share is not entitled to dividends and shall vote with the common stockholders as a single class. The Exchangeable Shares may be exchanged for the Company's common stock on a one-for-one basis until February 4, 2005, at which time any outstanding Exchangeable Shares automatically convert to shares of the Company's common stock. At year end there were 1,478,929 Exchangeable Shares outstanding and not held by the Company and its subsidiaries.

     On November 6, 1997, SoftKey Software issued in a private placement 4,072,000 special warrants for net proceeds of $57,462, each of which is exercisable without additional payment for one Exchangeable Share.

  Preferred Stock

     On December 4, 1997, the Company issued an aggregate of 750,000 shares of Series A Convertible Participating Preferred Stock (the "Preferred Stock") to an investor group in exchange for the Private Notes.

                           THE LEARNING COMPANY, INC.

Each share of the Preferred Stock has an initial liquidation preference of $200 and is initially convertible into 20 shares of common stock, or 15,000,000 shares of common stock in the aggregate on an as-converted basis, subject to adjustment for certain minimum returns on investment. The Preferred Stock is non-redeemable, bears no dividend, is subject to restrictions on resale for a period of at least eighteen months and is manditorily convertible into common stock upon satisfaction of certain conditions.

     The Company estimated the extraordinary loss for financial reporting purposes to be approximately $61,000 as at the date the Company entered into and announced the agreement on August 25, 1997. The Company also estimated that the resulting benefit for income tax purposes was approximately $61,000 as at the date if issuance of the Preferred Stock on December 5, 1997. As a result, the extraordinary loss, net of tax, was determined to be immaterial.

(9) STOCK OPTIONS AND WARRANTS

  Stock Option Plans

     1990 Long-Term Equity Incentive Plan

     The Company has a Long-Term Equity Incentive Plan (the "LTIP"). The LTIP allows for incentive stock options, non-qualified stock options and various other stock awards. Administration of the LTIP is conducted by the Company's Compensation Committee of the Board of Directors. The Compensation Committee determines the amount and type of option or award and terms and conditions and vesting schedules (generally 3 years) of the award or option. The maximum term of an option is 10 years. Upon a change of control, as defined, awards and options then outstanding become fully vested, subject to certain limitations.

     On December 4, 1997, the stockholders of the Company approved an amendment to increase the maximum number of shares of common stock issuable under the LTIP to 9,000,000 from 7,000,000. The total number of shares of common stock reserved for issuance under the LTIP at year end was 6,538,716 shares, 2,039,645 of which remained available for grant.

     1996 Non-Qualified Stock Option Plan

     The Company initiated a non-qualified stock option plan (the "1996 Plan") that was approved by the Company's Board of Directors on February 5, 1996. The 1996 Plan allows for non-qualified stock options and various other stock awards. Administration of the 1996 Plan is conducted by the Company's Compensation Committee of the Board of Directors. The administrator determines the amount and type of option or award and terms and conditions and vesting schedules (generally 3 years) of the award or option. The maximum term of an option is 10 years. Upon a change of control, as defined, awards and options then outstanding become fully vested, subject to certain limitations. The maximum number of shares issuable under the 1996 Plan is 5,000,000. The total number of shares of common stock reserved under the 1996 Plan at year end was 4,612,949 shares, 585,183 of which remained available for grant.

     1994 Non-Employee Director Stock Option Plans

     On April 26, 1994, the Board of Directors approved a non-employee director stock option plan (the "1994 Non-Employee Director Plan"). The 1994 Non-Employee Director Plan provides for an initial grant of 20,000 options at fair market value to be issued to each non-employee director who first became a director of the Company after February 1, 1994 ("Initial Grants"). During the Year Ended December 31, 1995, a further 100,000 options were granted to each of the non-employee directors. During the Year Ended December 31, 1996, a further 26,667 options were granted to each of the non-employee directors. The maximum number of common shares issuable under the 1994 Non-Employee Director Plan is 500,000, all of which were granted at year end. Options granted to non-employee directors as Initial Grants were 100% exercisable at the time of

                           THE LEARNING COMPANY, INC.

grant and options issued as subsequent grants become exercisable over a three-year period. All such options are exercisable for a period of 10 years from date of grant.

     1996 Non-Employee Director Stock Option Plan

     On July 31, 1996, Board of Directors approved the Company's 1996 Non-Employee Director Option Plan (the "1996 Non-Employee Director Plan"), which was approved by stockholders on December 4, 1997. Under the 1996 Non-Employee Director Plan, certain directors who are not officers or employees of the Company or any affiliate of the Company (the "Non-Employee Directors") are eligible to receive stock options. The 1996 Non-Employee Director Plan provides that each Non-Employee Director who became a director after May 16, 1996, but prior to August 16, 1996 ( the "Effective Date") was entitled to receive a non-statutory stock option (the "Initial Option") to purchase 50,000 shares of common stock on the Effective Date. The 1996 Non-Employee Director Plan further provides that each Non-Employee Director who becomes a director after the Effective Date is entitled to receive the Initial option to purchase 50,000 shares of common stock on the date that he or she first becomes a member of the Board of Directors. In addition, the 1996 Non-Employee Director Plan provides that each Non-Employee Director is entitled to receive a non-statutory option to purchase 25,000 shares of common stock upon initial appointment to a committee of the Board of Directors (the "Committee Option"). The Board of Directors may also grant additional non-statutory options (the "Discretionary Options") to Non-Employee Directors in its or the Committee's sole discretion. Initial options, Committee Options and Discretionary Options are exercisable in eight quarterly installments, with the first of such installments becoming exercisable three months after the date grant (provided that, for each such installment, the optionee continues to serve as a director). The total number of shares of common stock reserved for issuance under the 1996 Non-Employee Director Plan as of year end was 500,000, 100,000 of which remain available for grant.

     The following table summarizes the stock option activity under the LTIP, the 1996 Plan, the 1996 Non-Employee Director Plan and the 1994 Non-Employee Director Plan:

                                     DECEMBER 31, 1997       DECEMBER 31, 1996       DECEMBER 31, 1995
                                   ---------------------   ---------------------   ---------------------
                                                WEIGHTED                WEIGHTED                WEIGHTED
                                                AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
                                     SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                   ----------   --------   ----------   --------   ----------   --------
Beginning........................  10,077,951    $17.22     6,663,769    $14.30     2,599,980    $11.62
Assumed in acquisitions..........     716,856      4.78     1,197,852      8.39     3,123,938      8.10
Granted..........................   6,617,773     10.57     7,202,103     17.79     2,446,996     25.72
Exercised........................  (1,116,050)     8.03    (3,198,476)     7.73    (1,394,035)    28.76
Canceled.........................  (5,621,075)    17.61    (1,787,297)    19.77      (113,110)    19.81
                                   ----------    ------    ----------    ------    ----------    ------
Ending...........................  10,675,455    $12.96    10,077,951    $17.22     6,663,769    $14.30
                                   ==========    ======    ==========    ======    ==========    ======

                           THE LEARNING COMPANY, INC.

     The following table summarizes information about stock options outstanding at year end:

                                              OPTIONS OUTSTANDING
                                   ------------------------------------------
                                                  WEIGHTED                          OPTIONS EXERCISABLE
                                                   AVERAGE                      ----------------------------
                                     NUMBER       REMAINING       WEIGHTED        NUMBER         WEIGHTED
       RANGE OF EXERCISE           OUTSTANDING   CONTRACTUAL      AVERAGE       EXERCISABLE      AVERAGE
            PRICES                 AT 12/31/97      LIFE       EXERCISE PRICE   AT 12/31/97   EXERCISE PRICE
-------------------------------    -----------   -----------   --------------   -----------   --------------
$ 0.05                 $ 9.8750     2,496,383       8.66           $ 7.17           769,409       $ 6.63
 10.21                  15.8750     4,156,021       7.86            10.58         2,865,111        10.62
 16.0625                 28.750     4,023,051       7.45            19.00         1,344,569        23.09
---------------------  --------    ----------       ----           ------       -----------       ------
$ 0.05                 $ 28.750    10,675,455       7.89           $12.96         4,979,089       $13.37
=====================  ========    ==========       ====           ======       ===========       ======

     Options to purchase 4,979,089, 4,035,729 and 1,697,054 shares of common stock were exercisable at December 31, 1997, 1996 and 1995, respectively.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its plans. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, no compensation expense has been recognized for the stock option plans as calculated under SFAS 123. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS 123, the Company's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                             1997         1996         1995
                                           ---------    ---------    --------
Net loss -- as reported..................  $(475,667)   $(405,451)   $(65,960)
Net loss -- pro forma....................   (511,575)    (430,765)    (80,670)
Net loss per share -- as reported........      (9.59)       (9.94)      (2.65)
Net loss per share -- pro forma..........     (10.07)      (10.56)      (3.25)

     The above compensation cost does not include the fair value of the stock options assumed in connection with the acquisitions, as the fair value of such options have been included in the purchase price of the acquired companies.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                                    1997      1996      1995
                                                   ------    ------    ------
Dividend yield...................................      --        --        --
Expected volatility..............................   .7500     .7857     .6827
Risk free interest rate..........................   6.00%     5.47%     5.31%
Expected lives...................................   4 yrs     4 yrs     4 yrs
Weighted average grant-date fair value of options
  granted........................................  $10.57    $10.79    $15.61

     The effects of applying SFAS 123 in this disclosure are not indicative of future amounts. Additional grants in future years are anticipated.

     On March 13, 1997, in order to continue to provide a competitive employment environment for staff retention and hiring, the Company instituted an Option Exchange Program under which certain employees (other than employees who are directors) with options exercisable at $10.40 per share or higher were given the

                           THE LEARNING COMPANY, INC.

opportunity to exchange such options for options with an exercise price of $10.40 per share. A total of 3,627,020 employee stock options were exchanged and are included in the cancelled and re-granted employee stock options in the above table.

     1997 Employee Stock Purchase Plan

     On December 4, 1997, the Company's stockholders approved the 1997 Employee Stock Purchase Plan, which provides for six offerings, one beginning every six months commencing December 1, 1997 until and including November 30, 2000, that provides certain eligible employees with the opportunity to purchase shares of the Company's common stock at a price of 85% of the price listed on the New York Stock Exchange at various specified purchase dates. A maximum of 1,000,000 shares of common stock has been authorized for issuance under the 1997 Employee Stock Purchase Plan.

  Warrants

     On November 6, 1997, the Company's Canadian subsidiary, SoftKey Software issued in a private placement in Canada 4,072,000 special warrants for net proceeds of approximately $57,462. Each special warrant is exercisable without additional payment for one Exchangeable Share and automatically was exercised in accordance with their provisions subsequent to year end. The Exchangeable Shares are exchangeable at the option of the holder on a one-for-one basis for common stock of the Company without additional payment.

     On July 31, 1995, the Company announced that it would redeem all of its 2,925,000 publicly traded warrants for $0.10 per warrant on August 31, 1995 in accordance with the terms and conditions of the warrants. Holders of such warrants received in exchange for the warrants an aggregate of 289,959 shares of common stock. The remaining 25,410 warrants were redeemed by the Company.

(10) AMORTIZATION, MERGER AND OTHER CHARGES

     During the Year Ended December 31, 1997, the Company completed the acquisition of Creative Wonders using the purchase method of accounting and the acquisitions of Learning Services, Skills Bank, TEC Direct and Microsystems using the pooling-of-interests method of accounting. During the year ended December 31, 1996 the Company completed the acquisitions of MECC and Edusoft S.A. using the purchase method. During the Year Ended December 31, 1995, the Company completed the acquisitions of The Former Learning Company, Compton's and tewi using the purchase method of accounting and Future Vision using the pooling-of-interest method of accounting. Amortization, merger and other charges were expensed as incurred or were recorded when it became probable that the transaction would occur and the expense could be reasonably estimated. Amortization, merger and other related charges are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1997        1996        1995
                                                     --------    --------    --------
  Amortization of goodwill and other intangible
     assets........................................  $457,393    $434,866    $ 31,968
  Exit and restructuring costs.....................    48,571       4,260       1,304
  Charge for incomplete technology.................     1,050      56,688      60,483
  Provision for earn-outs..........................     5,497       2,917          --
  Professional fees and other costs................     2,505       2,599       9,417
                                                     --------    --------    --------
                                                     $515,016    $501,330    $103,172
                                                     ========    ========    ========

     The amortization of goodwill and other intangible assets in 1997, 1996 and 1995 represents primarily the amortization of the goodwill and acquired intangible assets in connection with the acquisitions of Creative Wonders, MECC, The Former Learning Company and Compton's.

                           THE LEARNING COMPANY, INC.

     Exit and restructuring costs related to charges during the year for employee severance of $10,936, discontinued products of $19,242 termination of certain supplier relations of $10,229 and other charges related to the Company's acquisition strategy and integration of the acquired Companies of $8,164. The charge has increased in the Year Ended December 31, 1997 as compared to the Year Ended December 31, 1996 due to the change in strategy related to the school channel and product discontinuation due primarily to the 1997 acquisitions. A total of 59 employees were terminated in the areas of development, marketing, operations, sales and administration as part of the integration process. The plan was consummated during the year. There were no separately identifiable operations that will not be continued. Employee severance costs in the Year Ended December 31, 1996 related to termination of employees of the Company in connection with the acquisitions of The Former Learning Company and MECC and the related changes in strategy. A total of 108 employees were terminated in the areas of operations, marketing, sales, technical support and product development. Employee severance costs in the Year Ended December 31, 1995 related to termination of employees in connection with the acquisitions of Future Vision and certain severances related to changes in the Company's operations related to the acquisitions and changes in strategy. A total of 63 employees were terminated in the areas of operations, product development and administration. Accrued exit and restructuring costs at December 31, 1997 are not material.

     The charge for incomplete technology in the Year Ended December 31, 1997 related to products being developed by Creative Wonders, in the Year Ended December 31, 1996 related to products being developed by MECC and in the Year Ended December 31, 1995 related to products being developed by The Former Learning Company and Compton's. In each case the Company believes the products in development had not reached technological feasibility at the date of acquisition, had no alternative future use and additional development would be required to complete the software technology.

     The provision for earn-outs related to the amounts earned by the former owners of certain acquisitions based upon the achievement of certain revenue and operating goals achieved. These amounts are expected to be paid in common stock of the Company prior to December 31, 1998.

     Professional fees and other costs in the Year Ended December 31, 1997 related to investment banking, legal, accounting fees and other transaction related costs incurred in connection with the acquisitions of Skills \Bank, Learning Services, TEC Direct and Microsystems. Professional fees and other transaction related costs in the Year Ended December 31, 1996 relate to additional legal and accounting costs incurred in connection with the acquisition of MECC. Professional fees and other transaction related costs in the Year Ended December 31, 1995 relate to the investment banking, legal and accounting costs incurred to such date for the proposed merger with MECC and the professional fees associated with the acquisition of Future Vision on August 31, 1995.

     At December 31, 1997, the Company had merger related accruals of $12,533. The accruals consisted of amounts due for legal and accounting fees, employee severance and lease termination costs related to the acquisitions. The Company expects to substantially pay the remaining amounts prior to December 31, 1998.

                           THE LEARNING COMPANY, INC.

(11) INCOME TAXES

     The Company's net loss for the years ended December 31, 1997, 1996 and 1995 includes amortization, merger and other charges of $515,016, $501,330, and $103,172, respectively, certain of which are not deductible for income tax purposes. The Company's loss before income taxes consisted of the following:

                                                        YEARS ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1997         1996         1995
                                                   ---------    ---------    --------
United States....................................  $(433,842)   $(420,905)   $(64,987)
Foreign..........................................     19,409       15,454       4,822
                                                   ---------    ---------    --------
                                                   $(414,433)   $(405,451)   $(60,165)
                                                   =========    =========    ========

     The provision for income taxes consists of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1997        1996       1995
                                                       -------    --------    -------
Current income taxes:
  Federal............................................  $37,498    $ 16,777    $ 6,000
  State..............................................    6,687       2,868      1,500
  Foreign............................................    1,512       4,000        250
                                                       -------    --------    -------
                                                        45,697      23,645      7,750
                                                       -------    --------    -------
Deferred income taxes (benefit):
  Federal............................................   15,537     (23,645)    (1,955)
  State..............................................       --          --         --
     Foreign.........................................       --          --         --
                                                       -------    --------    -------
                                                        15,537     (23,645)    (1,955)
                                                       -------    --------    -------
                                                       $61,234    $     --    $ 5,795
                                                       =======    ========    =======

     The significant components of deferred income tax expense are primarily from changes in deferred tax liabilities related to the acquired technology, depreciation, certain allowances and reserves not currently deductible, and changes in the deferred tax asset valuation reserve.

     The Company's actual tax as compared to the 1997, 1996 and 1995 statutory tax rate reported on income is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                             1997         1996         1995
                                                          ----------    ---------    --------
Tax provision (benefit) at statutory federal income tax
  rate (35%)............................................  $ (145,052)   $(141,908)   $(21,058)
State income tax, net of federal benefit................       5,834        5,571       2,500
Net foreign earnings taxed at rates different than
  federal tax rate......................................       1,700        2,319         700
Non deductible amortization, merger and other charges...     121,461      175,465      36,110
Effect of change in valuation allowance.................      61,234           --          --
Utilization of prior year tax benefits..................          --      (41,447)    (12,457)
Other...................................................      16,057           --          --
                                                          ----------    ---------    --------
                                                          $   61,234    $      --    $  5,795
                                                          ==========    =========    ========

                           THE LEARNING COMPANY, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Deferred tax assets:
     Net operating losses and credits.......................   $112,196      $ 49,582
     Other reserves and accruals............................     25,918         8,104
                                                               --------      --------
                                                                138,114        57,686
Less: valuation allowance...................................   (131,269)      (53,350)
                                                               --------      --------
                                                                  6,845         4,336
                                                               --------      --------
Tax liabilities:
     Deferred intangible assets.............................     (8,732)      (54,429)
     Deferred foreign taxes.................................         --        (3,941)
     Other deferred taxes...................................     (7,008)           --
                                                               --------      --------
                                                                (15,740)      (58,370)
                                                               --------      --------
Net deferred tax liability..................................     (8,895)      (54,034)
                                                               --------      --------
Accrued tax liabilities.....................................    (50,581)      (32,886)
                                                               --------      --------
                                                               $(59,746)     $(86,920)
                                                               ========      ========

     The valuation allowance relates to uncertainties surrounding the recoverability of deferred tax assets. In assessing the realizability of deferred assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which benefits from net operating loss carryforwards are available and temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and other matters in making this assessment. As a result of its evaluation of these factors at December 31, 1997 the Company recorded a valuation reserve for deferred tax assets of $131,269 (including $16,600 for items related to additional paid-in-capital in the Year Ended December 31,
1997). At December 31, 1997, the Company had worldwide net operating loss carryforwards and other tax benefits of approximately $280,400 for income tax purposes, expiring from the year 2000 through 2012. The Company expects to reduce its deferred tax liability in proportion to the amortization taken on certain intangible assets established in the acquisitions. The reduction of the intangible assets and the deferred tax liability will not impact future cash flows of the Company. The utilization of tax loss carryforwards is subject to limitations under Section 382 of the U.S. Internal Revenue Code, the U.S. consolidated tax return provisions, and foreign country tax regulations. Accrued income tax liabilities relates to identified federal, state and foreign accrued income tax liabilities that are not currently due.

(12) SUBSEQUENT EVENTS

     On March 6, 1998, the Company announced that it had entered into an agreement to acquire Mindscape, Inc. and its subsidiaries for a total purchase price of $150,000,000, payable in cash and the remainder through the issuance of shares of common stock. The transaction will be accounted for using the purchase method of accounting. The Company has not yet completed its allocation of the purchase price related to the transaction. The closing of the transaction is subject to certain conditions, including expiration of applicable waiting periods under pre-merger notification.

                           THE LEARNING COMPANY, INC.

     On March 6, 1998, the Company also announced that its Canadian subsidiary, SoftKey Software Products Inc., agreed to sell to certain Canadian institutional investors approximately 6.25 million special warrants for aggregate proceeds of approximately U.S. $104 million. Each special warrant is exercisable without additional payment for one SoftKey Exchangeable Share. SoftKey's Exchangeable Shares are exchangeable on a one-for-one basis for common stock of the Company without additional payment. The private placement is ultimately subject to certain conditions, including receipt of certain regulatory approvals.

(13) GEOGRAPHIC INFORMATION

     The Company operates primarily in one business segment -- software for use with microcomputers. The following table presents information concerning the Company's United States, and International (including Canada) operations during the Years Ended December 31, 1997, 1996 and 1995.

                                               UNITED
                                               STATES        INTERNATIONAL    ELIMINATIONS    CONSOLIDATED
                                            -------------    -------------    ------------    ------------
DECEMBER 31, 1997
Revenues:
  Customers...............................    $ 295,513        $ 96,925         $     --       $ 392,438
  Inter-company...........................           59          11,325          (11,384)             --
          Total...........................    $ 295,572        $108,250         $(11,384)      $ 392,438
Loss from operations......................    $(422,432)       $ 29,377         $     --       $(393,055)
Identifiable assets.......................    $ 246,800        $169,991         $     --       $ 416,791

DECEMBER 31, 1996
Revenues:
  Customers...............................    $ 261,816        $ 81,505         $     --       $ 343,321
  Inter-company...........................          383           6,698           (7,081)             --
          Total...........................    $ 262,199        $ 88,203         $ (7,081)      $ 343,321
Loss from operations......................    $(396,697)       $ 15,385         $     --       $(381,312)
Identifiable assets.......................    $ 708,320        $ 85,198         $     --       $ 793,518

DECEMBER 31, 1995
Revenues:
  Customers...............................    $ 121,357        $ 48,061         $ (2,376)      $ 167,042
  Inter-company...........................          696          (3,072)           2,376              --
          Total...........................    $ 122,053        $ 44,989         $     --       $ 167,042
Loss from operations......................    $ (69,195)       $  8,295         $     --       $ (60,870)
Identifiable assets.......................    $ 835,760        $ 64,653         $     --       $ 900,413

     The Company conducts a portion of its operations outside the United States. At December 31, 1997, $20,209 of cash and cash equivalents were subject to foreign currency fluctuations. Sales and transfers between geographic areas are generally priced at market less an allowance for marketing costs. No single customer accounted for greater than 10% of revenues for any of the periods presented.

                           THE LEARNING COMPANY, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
                                         ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................    $107,710      $  95,137
Accounts receivable (less allowances for returns of $26,732
  and $29,226, respectively)................................      94,428         99,677
Inventories.................................................      38,087         29,600
Other current assets........................................      45,289         32,590
                                                                --------      ---------
                                                                 285,514        257,004
Intangible assets, net......................................     143,085        127,481
Other long-term assets......................................      37,224         32,306
                                                                --------      ---------
                                                                $465,823      $ 416,791
                                                                ========      =========

                           LIABILITIES & STOCKHOLDERS' DEFICIT
Current liabilities.........................................    $169,274      $ 160,356
                                                                --------      ---------
LONG-TERM OBLIGATIONS:
Long-term debt..............................................     287,650        294,356
Accrued and deferred income taxes...........................      58,512         59,746
Other long-term obligations.................................       9,414          6,119
                                                                --------      ---------
                                                                 355,576        360,221
                                                                --------      ---------
STOCKHOLDERS' DEFICIT.......................................     (59,027)      (103,786)
                                                                --------      ---------
                                                                $465,823      $ 416,791
                                                                ========      =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
REVENUES....................................................  $   113,602    $    86,881
COSTS AND EXPENSES:
  Costs of production.......................................       33,964         24,020
  Sales and marketing.......................................       28,145         20,859
  General and administrative................................        7,574          8,577
  Development and software costs............................       10,993         10,751
  Amortization, merger and other charges....................      156,820        124,721
                                                              -----------    -----------
                                                                  237,496        188,928
                                                              -----------    -----------
OPERATING LOSS..............................................     (123,894)      (102,047)
INTEREST EXPENSE, net.......................................        5,514          5,521
                                                              -----------    -----------
LOSS BEFORE INCOME TAXES....................................     (129,408)      (107,568)
PROVISION FOR INCOME TAXES..................................           --           (250)
                                                              -----------    -----------
NET LOSS....................................................  $  (129,408)   $  (107,318)
                                                              ===========    ===========
NET LOSS PER SHARE -- basic and diluted.....................  $     (2.45)   $     (2.20)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- basic and
  diluted...................................................   52,732,000     48,742,000

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                ----------------------
                                                                  1998         1997
                                                                ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................    $(129,408)   $(107,318)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation, amortization and other...................       55,269      126,101
     Provisions for returns and doubtful accounts...........       12,874        8,449
     Charge for incomplete technology.......................      103,000           --
  Changes in operating assets and liabilities:
     Accounts receivable....................................         (146)       2,335
     Accounts payable and accruals..........................      (18,395)     (14,078)
     Other..................................................       (2,381)      (5,598)
                                                                ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................       20,813        9,891
                                                                ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets and other.......................      (11,489)      (3,882)
  Businesses acquired, net of cash acquired.................     (116,972)          --
  Acquisition related items.................................      (18,019)      (7,898)
                                                                ---------    ---------
NET CASH USED FOR INVESTING ACTIVITIES......................     (146,480)     (11,780)
                                                                ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under capital leases and other
     long-term debt.........................................         (266)        (207)
  Repurchase of Senior Convertible Notes....................       (6,000)      (7,000)
  Proceeds from issuance of common stock related to exercise
     of stock options, net..................................       12,582          516
  Proceeds from the issuance of special warrants, net.......      134,346           --
                                                                ---------    ---------
  Other.....................................................       (2,207)         (67)
                                                                ---------    ---------
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES........      138,455       (6,758)
                                                                ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................         (215)      (1,444)
                                                                ---------    ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................       12,573      (10,091)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       95,137      110,120
                                                                ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................    $ 107,710    $ 100,029
                                                                =========    =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Common stock issued to acquire Mindscape....................    $  30,000    $      --
Common stock issued to settle note payable to related
  party.....................................................           --        3,053

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           THE LEARNING COMPANY, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The condensed consolidated financial statements of The Learning Company, Inc. ("TLC" or the "Company") for the three months ended March 31, 1998 and 1997 are unaudited and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 3, 1998. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results for the entire year ending December 31, 1998. The results for the three months ended March 31, 1997 have been restated to reflect the acquisitions of Skills Bank Corporation, Learning Services, Inc. and Microsystems Software, Inc. which were accounted for using the pooling-of-interest method of accounting.

     The first quarter reporting period for 1998 ended on April 4, 1998, and the first quarter reporting period for 1997 ended on April 5, 1997. The periods from January 4, 1998 to April 4, 1998 and from January 7, 1997 to April 5, 1997 are referred to as the "First Quarter 1998" and the "First Quarter 1997" or the "Three Months Ended March 31, 1998" and the "Three Months Ended March 31, 1997", respectively throughout these financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions regarding items such as return reserves and allowances, net realizable value of intangible assets and valuation allowances for deferred tax assets that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include: return reserves, inventory reserves, valuation of deferred tax assets and valuation and useful lives of intangible assets. Actual results could differ from these estimates.

2.  ACQUISITIONS

     On March 5, 1998, the Company acquired control of Mindscape, Inc. and certain affiliated companies ("Mindscape") for a total purchase price of $152,557 payable in cash of $122,557 and the remainder through the issuance of 1,366,743 shares of common stock. This acquisition was accounted for using the purchase method of accounting.

     The purchase price for Mindscape was allocated as follows:

Purchase price..............................................  $152,557
Plus: fair value of net liabilities assumed.................     3,297
                                                              --------
Excess to allocate..........................................   155,854
Less: excess allocated to
  Incomplete technology.....................................   103,000
  Completed technology and products.........................    13,000
  Brands and trade names....................................    30,000
                                                              --------
                                                               146,000
                                                              --------
Goodwill....................................................  $  9,854
                                                              ========

     The Company primarily used the income approach to determine the fair value of the identified intangible assets acquired. The debt-free cash flows, net of provision for operating expenses, were discounted to a net present value. The Company believes that the in-complete products under development had not reached

                           THE LEARNING COMPANY, INC.

technical feasibility at the date of the acquisition, had no alternative future use and additional development is required to ensure their commercial viability. In order to develop the acquired incomplete technology into commercially viable products the Company will be required to complete development of proprietary code, development of the artistic and graphic works and design of the remaining storyboards. Complete technology is being amortized using the straight-line method over its estimated useful life of two years and goodwill and brands and trade names are being amortized using the straight-line method over its estimated useful life of ten years.

     Summarized pro forma combined results of operations for the Three Months Ended March 31, 1998 and 1997 are shown as if the transaction had occurred at the beginning of the period presented. Pro forma adjustments relate primarily to amortization of goodwill and complete technology. These pro forma combined results of operations include the historical results from Mindscape and do not reflect any reductions in operating costs derived from consolidation of functional departments. In addition, the pro forma combined operating loss includes pro forma amortization of acquired intangible assets resulting from the acquisition of Mindscape for the Three Months Ended March 31, 1998 and 1997 of $2,621.

                                                                           MINDSCAPE
                                                                           INCLUDING
                                                         THE LEARNING      PRO FORMA     PRO FORMA
                                                         COMPANY, INC.    ADJUSTMENTS    COMBINED
                                                         -------------    -----------    ---------
THREE MONTHS ENDED MARCH 31, 1998
Revenues...............................................    $ 113,602       $  9,090      $ 122,692
  Operating loss.......................................     (123,894)       (44,270)      (168,164)
  Net loss.............................................     (129,408)       (45,330)      (174,738)
  Net loss per share...................................    $   (2.45)                    $   (2.83)

                                                                           MINDSCAPE
                                                                           INCLUDING
                                                         THE LEARNING      PRO FORMA     PRO FORMA
                                                         COMPANY, INC.    ADJUSTMENTS    COMBINED
                                                         -------------    -----------    ---------
THREE MONTHS ENDED MARCH 31, 1997
Revenues...............................................    $  86,881       $ 14,143      $ 101,024
  Operating loss.......................................     (102,047)       (18,847)      (120,894)
  Net loss.............................................     (107,318)       (18,841)      (126,159)
  Net loss per share...................................    $   (2.20)                    $   (2.18)

3.  ISSUANCE OF SPECIAL WARRANTS

     On March 12, 1998, the Company's Canadian subsidiary, Softkey Software Products Inc. ("SoftKey"), issued in a private placement in Canada 8,687,500 special warrants for net proceeds of approximately $134,000. Each special warrant will be exercisable without additional payment for one (or, in certain circumstances, 1.07) exchangeable non-voting share of SoftKey (an "Exchangeable Share") following clearance from the various regulatory bodies in Canada. The Exchangeable Shares are exchangeable at the option of the holder on a one-for-one basis for common stock of the Company without additional payment.

4.  BORROWINGS

     On May 6, 1998, the Company amended its revolving line of credit (the "Line") to provide a maximum availability of $148,500, of which $35,000 is outstanding at March 31, 1998. Borrowings under the line are due July 1, 2000 and bear interest at variable rates. The Line is subject to certain financial covenants, is secured by a general security interest in certain operating subsidiaries of the Company and by a pledge of the stock of certain of its subsidiaries.

                           THE LEARNING COMPANY, INC.

5.  COMPREHENSIVE LOSS

     Effective January 4, 1998, the Company adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income." The Company's comprehensive loss was as follows:

                                                     THREE MONTHS ENDED MARCH 31,
                                                     ----------------------------
                                                        1998             1997
                                                     -----------      -----------
Net loss...........................................   $(129,408)       $(107,318)
Other comprehensive loss...........................      (2,760)          (1,448)
                                                      ---------        ---------
          Total comprehensive loss.................   $(132,168)       $(108,766)
                                                      =========        =========

     Other comprehensive loss represents losses on foreign currency translation.

6.  INVENTORIES

     Inventories are stated at the lower of weighted average cost or net realizable value and include third-party assembly costs, CD-ROM discs, manuals and an allocation of fixed overhead.

                                               MARCH 31,    DECEMBER 31,
                                                 1998           1997
                                               ---------    ------------
Components...................................   $ 1,930       $ 4,243
Finished goods...............................    36,157        25,357
                                                -------       -------
                                                $38,087       $29,600
                                                =======       =======

7.  COMPUTATION OF EARNINGS PER SHARE

     For the year ended December 31, 1997, the Company adopted Statement of Accounting Standard No. 128 ("FAS 128"), which requires the presentation of Basic and Dilutive earnings per share, which replaces primary and fully diluted earnings per share. Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Dilutive net loss per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Common stock equivalents consist of convertible debentures, preferred stock, stock options and warrants. The dilutive computations do not included common stock equivalents for the Three Months Ended March 31, 1998 and 1997 as their inclusion would be antidilutive. Dilutive elements would include the 750,000 shares of Series A Preferred Stock (which is ultimately convertible into 15,000,000 shares of common stock) issued on December 5, 1997, 8,687,500 special warrants to acquire Exchangeable Shares and employee stock options totaling 13,048,000 and 9,790,000 at March 31, 1998 and 1997, respectively.

8.  EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 131 Disclosure about Segments of an Enterprise and Related Information which changes the way public companies report information about operating segments. SFAS No. 131 which is based on the management approach to segment reporting establishes requirements to report selected segment information quarterly and to report entity wide disclosures about products and services major customers and the material countries in which the entity holds assets and reports revenue. Management is currently evaluating the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 for its fiscal year ending December 31, 1998.

PROSPECTUS

                                5,210,796 SHARES

                       [THE LEARNING COMPANY, INC. LOGO]

                                  COMMON STOCK

                               ------------------

     This Prospectus relates to up to 5,210,796 shares (the "Shares") of common stock, $.01 par value per share ("Common Stock") of The Learning Company, Inc., a Delaware corporation ("TLC" or the "Company"), that may be offered hereby for sale from time to time for the account of Tribune Company, a Delaware corporation and the holder of such shares ("Tribune" or the "Selling Holder"). The Selling Holder may from time to time sell the Shares offered hereby in the manner set forth under "Plan of Distribution."

     The Common Stock is quoted on the New York Stock Exchange under the symbol "TLC." On July 28, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $28.8125 per share.

     The Shares were originally issued by the Company on December 28, 1995 in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Company will not receive any of the proceeds from the sale of any of the Shares offered hereby.

     SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

July 28, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy and information statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to such Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998, filed with the Commission on March 13, 1998;

          (ii) The Company's Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended January 3, 1998, filed with the Commission on May 28, 1998;

          (iii) The Company's Amendment No. 2 to Annual Report on Form 10-K for the fiscal year ended January 3, 1998, filed with the Commission on June 17, 1998;

          (iv) The Company's Current Report on Form 8-K, dated March 12, 1998, and filed with the Commission on March 17, 1998;

          (v) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 1998, filed with the Commission on April 2, 1998;

          (vi) The Company's Current Report on Form 8-K, dated March 27, 1998, and filed with the Commission on April 13, 1998;

          (vii) The Company's Amendment No. 1 to Current Report on Form 8-K/A, dated March 27, 1998, and filed with the Commission on April 29, 1998;

          (viii) The Company's Amendment No. 2 to Current Report on Form 8-K/A, dated March 27, 1998, and filed with the Commission on May 8, 1998;

          (ix) The Company's Amendment No. 3 to Current Report on Form 8-K/A, dated March 27, 1998, and filed with the Commission on May 20, 1998;

          (x) The Company's Amendment No. 4 to Current Report on Form 8-K/A, dated March 27, 1998, and filed with the Commission on May 29, 1998;

          (xi) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 1998, filed with the Commission on May 13, 1998;

          (xii) The Company's Current Report on Form 8-K, dated June 21, 1998, filed with the Commission on June 24, 1998;

          (xiii) The Joint Proxy Statement/Prospectus filed with the Commission as part of the Company's Registration Statement on Form S-4 (File No. 333-59089) on July 14, 1998; and

          (xiv) The Company's Registration Statement on Form 8-A, filed with the Commission on October 29, 1996.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Shares registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: The Learning Company, Inc., One Athenaeum Street, Cambridge, Massachusetts 02142, Attention: Secretary, Telephone: (617) 494-1200.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this Prospectus, any Prospectus Supplement and the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein or therein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                  RISK FACTORS

     Prospective purchasers of the Shares offered hereby should carefully consider the following risk factors, in addition to other information contained or incorporated by reference in this Prospectus.

INTENSE COMPETITIVE ENVIRONMENT

     The consumer software industry is intensely and increasingly competitive and is characterized by rapid changes in technology and customer requirements. The Company competes for retail shelf space and general consumer awareness with a number of companies that market consumer software. The Company encounters competition from both established companies, including the largest companies in the industry, and new companies that may develop comparable or superior products. A number of the Company's competitors and potential competitors possess significantly greater capital, marketing resources and brand recognition than the Company. Rapid changes in technology, product obsolescence and advances in computer software and hardware require the Company to develop or acquire new products and to enhance its existing products on a timely basis. The Company's marketplace has recently experienced a higher emphasis on online and Internet related services and content tailored for this new delivery vehicle. To the extent that demand increases for online products and content, the demand for the Company's existing products may change. There can be no assurance that the Company will be able to successfully maintain market share and otherwise compete successfully in the future.

     Competitive pressures in the software industry have resulted, and the Company believes may continue to result, in pressure to reduce the prices of its products or risk loss of market share. In response to such competitive pressures during early 1997 the Company reduced the retail selling price of certain of its educational products. There can be no assurance that the Company's product selling prices will not continue to decline in the future or that the Company will not respond to such declines with additional price reductions. Such price reductions may reduce the Company's revenues and operating margins in the future. During 1997, the Company and many of its competitors began using rebate coupons in order to induce consumers to purchase their products. In addition, the Company uses various forms of print and television advertising to enhance brand and product awareness. The use of these methods of channel marketing and advertising is becoming more prevalent among the larger consumer software publishers. To the extent that the Company fails to match its competitors' future channel marketing and advertising programs, it could risk loss of market share and corresponding revenues and operating profits.

     Large companies with substantial bases of intellectual property content in the motion picture and media industries, sophisticated product marketing and technical abilities and/or financial resources that may not need to realize an immediate profit or return on investment have increasingly entered or announced their intention to enter the consumer software market. These competitors include Microsoft Corporation, The Walt Disney Company, Mattel, Inc., Hasbro, Inc., IBM and Cendant Corporation (formerly CUC International Inc.). For example, technology companies have begun to acquire greater access to content, and content-oriented companies have begun to acquire greater technological capabilities. To the extent that competitors achieve a performance, price or distribution advantage, the Company could be adversely affected. Furthermore, increased consolidation of the consumer software market may impact future growth potential and performance.

INTENSE COMPETITION FOR DISTRIBUTION CHANNELS

     In the retail distribution channel, resellers typically have available a limited amount of shelf space and promotional resources. There is intense competition for high quality and adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer computer platforms and products increases, this competition for shelf space may also increase. The Company also competes for shelf space against non-educational and reference category publishers such as games. To the extent that these vendors acquire greater shelf space, the Company's position may be reduced. Mass merchants such as Wal-Mart and Kmart are increasingly accounting for a larger portion of the Company's sales. As these retailers achieve greater market share from the traditional software retailers, the Company may experience higher marketing costs and increased competition for shelf space, which could impact future sales and operating margins. Additionally, as technology changes, the type and number of distribution channels will further change and new types of competitors, such as cable or telephone companies, are likely to emerge. There can be no assurance that the Company will compete effectively in these channels in the future.

     The retail channels of distribution available for products are subject to rapid changes as retailers and distributors enter and exit the consumer software market or alter their product inventory preferences. Other types of retail outlets and methods of product distribution may become important in the future. These new methods may include delivery of software using online services or the Internet, which will necessitate certain changes in the Company's business and operations including addressing operational challenges such as improving download time for pictures, images and programs, ensuring proper regulation of content quality and developing sophisticated security for transmitting payments. Should on-line distribution channels increase, the Company will be required to modify its existing technology platforms in order for its products to be compatible and remain competitive. It is critical to the success of the Company that, as these changes occur, it maintain access to those channels of distribution offering software in its market segments.

ACQUISITIONS, BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES

     The Company has historically expanded its business through, among other strategies, acquisitions, business combinations and strategic alliances. Moreover, the consumer software industry as a whole has recently experienced consolidation. The Company believes that its customers will in the future demand that the Company offer increasing numbers of titles throughout the range of product categories. The Company believes that in many cases the most efficient means to acquire such titles or the ability to develop or license such titles is to enter into acquisitions, business combinations or strategic alliances with consumer software companies and others.

     The Company continuously evaluates and considers other businesses of varying sizes as potential strategic partners and candidates for acquisition (whether negotiated or non-negotiated) and continuously engages in discussions with certain businesses in pursuit of possible transactions. Certain of these businesses may be substantial in size as compared to the Company. There can be no assurance that the Company will enter into any such transaction or, if the Company does identify and consummate such a transaction, that the transaction will enable the Company to achieve its goals.

     Acquisitions or business combination transactions that would result in further expansion of the Company's business in the entertainment and educational product areas may result in a higher degree of product acceptance risk and longer development cycles for the Company's products. In addition, companies that develop entertainment software (for personal computer ("PC"), Sega, Nintendo and 3DO platforms) typically experience lower gross margins than the Company has experienced from its current operations. Further, should purchase accounting be used by the Company for future acquisitions or business combination transactions, such accounting treatment may result in large, one-time expense charges for in-process research and development costs and short amortization periods for acquired technology and other intangible assets acquired in the transaction.

     Competition for suitable acquisitions, business combinations and strategic alliances and the cost of these transactions have recently been increasing. The future availability of desirable prospects for these transactions in the computer software industry is uncertain. In addition, assuming that the Company is able to identify appropriate transaction prospects, the execution and implementation of acquisitions, business combinations and strategic alliances involves a significant time commitment from senior management and can result in large restructuring costs. There can be no assurance that suitable opportunities will be identified, that transactions can be consummated or that assets, businesses or relationships acquired in such transactions can be integrated successfully into the Company's operations.

RISKS RELATING TO THE PROPOSED MERGER WITH BRODERBUND

     Completion of Acquisition. On June 22, 1998, the Company and Broderbund Software, Inc. ("Broderbund") announced that they had reached a definitive agreement to merge. The closing of the transaction is subject to certain conditions, including expiration of applicable waiting periods under pre-merger notification regulations and the approval of stockholders of each company. The transaction is expected to close before the end of September 1998. There can be no assurance that the transaction will be completed on a timely basis or at all.

     Integration of Operations. The Company and Broderbund each have similar operations involving the development and sale of consumer software. Integrating the operations (including among other things, product development, sales and marketing activities, information and software systems, customer and direct response services, products manufacturing and fulfillment, employee hiring and training, and expansion strategy) and management of the two companies will be a time-consuming process, and there can be no assurance that this integration will result in the achievement of any of the anticipated synergies and other benefits that may be realized from the merger with Broderbund. Moreover, the integration of these organizations will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the Company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and operating results of the Company.

     The Company expects to incur restructuring and integration costs in connection with the integration of the operations of the Company and Broderbund. These costs include costs for employee severance and other compensation charges, facilities closures, relocation, discontinuance of overlapping products and other merger-related costs. The amount of these costs has not yet been determined and the Company expects to charge such costs to operations in the quarter in which the merger is consummated.

LEVERAGE

     As of July 4, 1998, the Company had outstanding long-term debt of approximately $190.9 million comprised of 5 1/2% Senior Convertible Notes due 2000 (the "Notes"). The Notes are convertible into Common Stock at a price of $53 per share. If the holders of the Notes do not convert the Notes held by them into Common Stock, there can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements, or that the Company will be able to repay the Notes at maturity or in accordance with their respective terms or to refinance the Notes on favorable terms or at all.

MANAGEMENT OF GROWTH; INTEGRATION OF ACQUIRED BUSINESSES; KEY EMPLOYEES

     The Company is currently experiencing a period of rapid growth that is placing and will likely continue to place a strain on the Company's financial, management and other resources in the future. The Company's ability to continue to manage its growth effectively will require it, among other things, to continue to improve its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If the Company's management becomes unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected. For example, over the past two years, the Company has acquired The Learning Company ("The Former Learning Company"), Compton's NewMedia, Inc. and Compton's Learning Company (collectively, "Compton's"), Minnesota Educational Computing Corporation (MECC) ("MECC"), Learning Services Inc. ("Learning Services"), Skills Bank Corporation ("Skills Bank"), Microsystems Software, Inc. ("Microsystems"), Creative Wonders, L.L.C. ("Creative Wonders"), TEC Direct, Inc. ("TEC Direct") Mindscape, Inc. and certain related entities (collectively, "Mindscape"), PF. Magic, Inc. ("PF. Magic") and Sofsource, Inc. ("Sofsource"), among other companies. Should certain key employees not be retained, future operating results may be adversely affected.

     Additionally, as a result of such acquisitions, the Company faces challenges relating to integration of operations such as coordinating geographically separate organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. The process of combining organizations may cause an interruption of, or a loss of momentum in, the activities of the Company's business, which could have an adverse effect on the revenues and operating results of the Company, at least in the near term.

     The ability of software companies with significant internal development and marketing capabilities to continue to manage growth, develop competitive new products and respond to rapid technological change depends on an ability to attract, motivate, manage and retain talented developers, product marketers and other employees with valuable technological and marketing expertise. The Company's educational software products require a substantially larger internal development and marketing staff than its operations had previously required. If the Company is unable to attract, motivate, manage and retain such employees, the Company's results of operations will likely be adversely affected.

NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

     The Company operates in a highly competitive and technology driven environment. The consumer software industry is undergoing substantial change and is subject to a high level of uncertainty. Software companies must continue to develop or acquire new products or upgrade existing products on a timely basis to sustain revenues and profitable operations. Factors contributing to the short life span of PC software have included rapid technological change and an expanded demand for content-rich products. Software companies must continue to create or acquire innovative new products reflecting technological changes in hardware and software and translate current products into newly accepted hardware and software formats, in order to gain and maintain a viable market for their products. PC hardware, in particular, is steadily advancing in power and function, expanding the market for increasingly complex and flexible software products. This has also resulted in longer periods necessary for research and development of new products and a greater degree of unpredictability in the time necessary to develop products. Furthermore, the rapid changes in the market and the increasing number of new products available to consumers have increased the degree of consumer acceptance risk with respect to any specific title that the Company may publish. It is expected that this trend will continue and may become more pronounced in the future.

     The Company's rights to license many of its software products are non-exclusive and, generally, of limited duration, and there is no assurance the Company will be able to continue to obtain new products from developers or to maintain or expand its market share in the event that a competitor offers the same or similar software products. If the Company is unable to develop or acquire new products in a timely manner as revenues decrease from products reaching the end of their natural life cycle, the Company's results of operations will be adversely affected.

     Certain of the Company's products, such as The American Girls Premiere, The Princeton Review, National Geographic and the Sesame Street line of products, among others, include branded content licensed from third parties. This content is licensed pursuant to agreements with terms of finite duration and which may contain restrictions on the Company's ability to develop future products without the consent of the applicable licensor. If the Company is not able to develop future products under these agreements or enter into alternative arrangements with the same or additional licensors, the Company's operating results could be adversely affected.

COMPETITION FOR SHELF SPACE AND PROMOTIONAL SUPPORT

     Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among high-quality educational software products for adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, this competition for shelf space may intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies, as well as cooperative market development funds. Retailers often require software publishers to pay fees in exchange for preferred shelf space. The amounts paid to retailers by software publishers for preferred shelf space are customarily determined by arms-length negotiations on a case-by-case basis, and there is no general formula or industry standard for determining such fees. There can be no assurance that such retailers will continue to purchase the Company's products, provide the Company's products with adequate levels and quality of shelf space or continue to participate with the Company in cooperative advertising, promotional or market development arrangements. In addition, the Company has implemented new promotional programs, including coupon rebates and other various programs through print media. These programs may increase the Company's future cost of marketing and reduce future operating margins.

SIGNIFICANT PRICE REDUCTIONS IN PERSONAL COMPUTER SOFTWARE

     Recently, several major publishers of PC software, including the Company, have significantly reduced the prices of their products with the goal of gaining greater market share. The retail and wholesale prices of many of the Company's products have declined and the Company has introduced new lines of lower-priced software products. There can be no assurance that such price reductions or new product lines will result in an increase in unit sales volume or that prices will not continue to decline in the future. Such a decline would lead to a decrease in the revenues from, and gross margin on, sales of such products in the future and could result in lower cash flow or operating margins.

RISK OF INTERNATIONAL OPERATIONS

     The Company derived approximately 19% of its revenues in the year ended January 3, 1998 from sales occurring outside North America. These revenues are subject to the risks normally associated with international operations, including currency conversion risks, limitations (including taxes) on the repatriation of earnings, slower and more difficult accounts receivable collection, greater difficulty and expense in administering business abroad, complications in complying with foreign laws and the necessity of obtaining requisite export licenses, which on occasion may be delayed or difficult to obtain. In addition, the laws of foreign jurisdictions may not protect the Company's proprietary rights to the same extent as the laws of the United States. Software piracy has been, and can be expected to be, a persistent problem for participants in the "shrink-wrap" software industry, including the Company. These problems are particularly acute in certain international markets such as South America, the Middle East, the Pacific Rim and the Far East.

PROTECTION OF PROPRIETARY RIGHTS; RISK OF INFRINGEMENT CLAIMS

     The Company relies on a combination of trade secret, copyright, trademark and other proprietary rights laws and license agreements to protect its rights to its software products and related documentation. The Company does not have any patents. United States copyright law, international conventions and international treaties, however, may not provide meaningful protection against unauthorized duplication of the Company's software. The Company generally licenses its externally developed products rather than transferring title and has relied on contractual arrangements with recipients and users of its products to establish certain proprietary rights and to maintain confidentiality of those products protected by trade secret law. Consistent with standard industry practice, the Company's products generally are licensed pursuant to "shrink-wrap" licenses that are not signed by the licensee. The enforceability of such licenses has not been conclusively determined. The Company's products do not contain any mechanisms to prevent or inhibit unauthorized copying.

     The Company has registered numerous trademarks in the United States and Canada, and a smaller number in other countries, for titles or components of its products and has trademark registrations pending in the United States and other countries for various new products.

     Policing unauthorized use of a broadly disseminated product such as PC software is very difficult. Software piracy can be expected to be a persistent problem for the "shrink-wrap" software industry. These problems are particularly acute in certain international markets such as South America, the Middle East, the Pacific Rim and the Far East.

     The Company periodically receives communications alleging or suggesting that its products may incorporate material covered by the copyrights, trademarks or other proprietary rights of third parties. With the increased use of music and animation in CD-ROM products and the increased number of software products on the market generally, the Company is likely to experience an increase in the number of infringement claims asserted against it in the future. With respect to licensed products, the Company is generally indemnified against liability on these matters. The Company's policy is to investigate the factual basis of such communications and to resolve such matters promptly by enforcing its rights, negotiating licenses (if necessary) or taking other appropriate actions.

     In certain circumstances, litigation may be necessary to enforce the Company's proprietary rights, to protect copyrights, trademarks and trade secrets and other intellectual property rights owned by the Company or its licensors, to defend the Company against claimed infringements of the rights of others and to determine the scope and validity of the proprietary rights of the Company and others. Any such litigation, whether with or without merit, could be costly and a diversion of management's attention, which could have an adverse effect on the Company's business, operating results or financial condition. Adverse determinations in litigation relating to any of the Company's products could result in the loss of the Company's proprietary rights, subject the Company to liabilities, require the Company to seek licenses from third parties or prevent the Company from selling that product.

DEPENDENCE ON MAJOR SUPPLIER

     In 1997, the production, assembly and distribution of the Company's North American line of products was performed by two units of Bertelsmann AG (collectively, "BMG"), (with the exception of school channel products and certain original equipment manufacturer ("OEM") products). The Company believes that its existing production capacity is sufficient to handle anticipated increases in volume and titles into the foreseeable future. Although the Company believes that suitable alternative suppliers exist, there can be no assurance that any termination or modification of the agreement with BMG would not result in a short-term business interruption for the Company.

YEAR 2000 COMPLIANCE

     The Company has initiated an internal study to determine whether its computer systems and related applications are Year 2000 compliant. The Company has been taking, and will continue to take, actions intended to resolve Year 2000 issues through planned replacement or upgrades of its software systems. During the execution of this project the Company has incurred, and may continue to incur, internal staff costs as well as consulting and other expenses related to enhancements necessary to prepare systems for the year 2000. Based on information currently available to it, the Company believes it will be able to modify or replace any affected systems in time to minimize any detrimental effects on operations, and that any additional associated costs will not be material to the financial condition or results of operations of the Company. The Company is in the process of determining the effect of this issue on its vendors' and customers' systems. There can be no assurance that the systems of such third parties will be Year 2000 compliant on a timely basis, or that the Company's results of operations will not be adversely affected by the failure of systems operated by third parties to properly operate in the year 2000.

HISTORY OF LOSSES

     A variety of factors may cause period-to-period fluctuations in the Company's operating results, including integration of operations resulting from acquisitions of companies, products or technologies, revenues and expenses related to the introduction of new products or new versions of existing products, changes in selling prices, customer delays in purchases in anticipation of upgrades to existing products, currency fluctuations, dealer and distributor order patterns, general economic trends or a slowdown of PC sales and seasonality of customer buying patterns. Historical operating results of the Company and its predecessors cannot be relied upon as indicative of the future performance of the Company. On an historical basis, the Company incurred net losses of $65,960,000 for the year ended January 6, 1996 (after amortization, merger and other costs of $103,172,000), $405,451,000 for the year ended January 4, 1997 (after amortization, merger and other costs of $501,330,000) and $475,667,000 for the year ended January 3, 1998 (after amortization, merger and other costs of $515,016,000) and $129,408,000 for the three months ended April 4, 1998 (after amortization, merger and other costs of $156,820,000). There can be no assurance that the Company will be profitable in the future.

CAPITAL RESOURCES

     The expansion of the Company's current business involves significant financial risk and capital investment. There is no assurance that financing will be available in the future to meet the needs of the Company for additional investment.

DEPENDENCE ON CONTINUED PERSONAL COMPUTER SALES

     The success of the Company is dependent upon the continuing use of PCs, and especially multimedia PCs, in the consumer and school market. A general decrease in unit sales of PCs or shift to an alternative means of delivery could adversely affect the Company's future results of operations.

VOLATILITY OF STOCK PRICE; EFFECTS OF FUTURE ISSUANCES

     The common stock, $.01 par value per share, of the Company (the "Common Stock") is quoted on the New York Stock Exchange ("NYSE"). The market price of the Common Stock, like that for the shares of many other high technology companies, has been and may continue to be volatile. Recently, the stock market in general and the shares of personal computer software companies in particular have experienced significant price fluctuations. These broad market fluctuations, as well as general economic and political conditions and factors such as quarterly fluctuations in results of operations, the announcement of technological innovations, the introduction of new products by the Company or its competitors and general conditions in the computer hardware and software industries may have a significant impact on the market price of the Common Stock.

     The Company has recently issued or plans to issue an aggregate of 3,528,902 shares of Common Stock in connection with its acquisition of Mindscape, PF. Magic and Sofsource. On June 22, 1998, the Company and Broderbund announced that they reached a definitive agreement to merge. Under the terms of the agreement, TLC will issue 0.80 shares of Common Stock for each outstanding share of Broderbund common stock. Based on the number of shares of Broderbund common stock issued and outstanding on May 31, 1998 (excluding stock options, warrants or other rights to acquire Broderbund common stock), the Company expects to issue approximately 16,800,000 shares of Common Stock in the transaction. The sale in the public market of all or part of these shares, or any shares that might be issued in connection with future acquisitions, could have a material adverse effect upon the market price of the Common Stock.

                                  THE COMPANY

     The Learning Company, Inc. develops and publishes a broad range of high quality branded consumer software for PCs that educate across every age category, from young children to adults. The Company's primary emphasis is on education and reference software, but it also offers a selection of lifestyle, productivity and, to a lesser extent, entertainment products, both in North America and internationally.

     The Company's educational products are principally sold under a number of well-known brands, including The Learning Company, MECC and Creative Wonders brands. The Company develops and markets educational products for children ages 18 months to seven years in the popular "Reader Rabbit" family, which includes both single-subject and multi-subject titles such as Reader Rabbit's Reading 1, Reader Rabbit's Math 1, Reader Rabbit's Toddler, Reader Rabbit's Preschool, Reader Rabbit's Kindergarten and Reader Rabbit's 1st Grade. The Company also publishes educational products for this age group based on the popular Sesame Street and Madeline characters, among others. For children seven years and older, the Company develops and markets engaging educational products such as the long-running "Trail" series, which includes The Oregon Trail 3rd Edition, as well as products based on the popular The Baby-Sitters Club books. During 1997, the Company launched The American Girls Premiere title, which is marketed towards girls in this age group.

     The Company's reference products include the "Compton's Home Library" line which includes, among others, Compton's Interactive Encyclopedia and Compton's 3D World Atlas Deluxe. In addition, the Company offers a line of medical reference products that includes BodyWorks, Home Medical Advisor and Mosby's Medical Encyclopedia. The Company's productivity line is marketed under the SoftKey and the Creative Office brands. The Company also publishes a lower-priced "Value" line of products in box version under the Key and Classics brands and a jewel-case only version under the SoftKey brand.

     The Company develops and markets several different lines of software designed to teach children and adults such foreign languages as French, German, Spanish and Japanese. These lines include, among others, the Learn to Speak and Berlitz lines of products. The Company also offers an Internet filtering product, Cyber Patrol, which allows parents and teachers to choose what content on the Internet is appropriate for children. As a result of the Company's recent acquisition of Mindscape in 1998, the Company also sells the popular Mavis Beacon Teaches Typing, Chessmaster 5500, Print Master Platinum\ and The Complete National Geographic.

     The Company distributes its products through retail channels, including direct sales to computer electronics stores, office superstores, mass merchandisers, discount warehouse stores and software specialty stores, which control over 23,000 North American storefronts. The Company also sells its products directly to consumers through the mail, telemarketing and the Internet, and directly to schools. The Company's international sales are conducted from subsidiaries in Germany, France, Holland, Ireland, the United Kingdom, Australia and Japan. The Company also derives revenue from licensing its products to OEMs which bundle the Company's products for sale with computer systems or components and through on-line offerings.

     The Company has a history of acquiring companies in order to broaden its product lines and sales channels. On July 4, 1998, the Company completed the acquisition of Sofsource, a publisher of educational and test software for high school and college students. In May 1998, the Company completed the acquisition of PF. Magic, a developer and publisher of virtual life software for children. In March 1998, the Company completed the acquisition of Mindscape, a publisher of educational, productivity and entertainment software. During 1997, the Company completed a number of small complementary acquisitions in the educational software segment. During the third quarter of 1997, the Company acquired Learning Services (a national school software catalog for teachers), Skills Bank (a developer of older age and remedial educational software for schools) and Microsystems (an Internet filtering publisher and creator of Cyber Patrol). During the fourth quarter of 1997, the Company acquired control of Creative Wonders (a developer of branded children's educational software) and acquired TEC Direct (the publisher of an educational consumer software catalog).

     In May 1996, the Company consummated the acquisition of MECC, an educational software publisher. That acquisition, together with the acquisitions in December 1995 of The Former Learning Company and Compton's, marked the completion of the Company's strategic initiative to expand its educational software franchise.

     In July 1998, Softkey Software Products Inc. ("SoftKey Software"), the Company's Canadian subsidiary, sold its Canadian income tax software business for approximately $45 million in cash.

     The Company was incorporated in California in October 1978 and reincorporated in Delaware in October 1986. In February 1994, the Company, which was then known as WordStar International Incorporated, completed a three-way business combination with Softkey Software Products Inc. and Spinnaker Software Corporation in which the Company changed its name to SoftKey International Inc. In October 1996, the Company changed its name from SoftKey International Inc. to The Learning Company, Inc. to reflect its expanded emphasis on educational software. The Company's executive offices are located at One Athenaeum Street, Cambridge, Massachusetts 02142. Its telephone number is (617) 494-1200, and its internet web site is located at http:/www.learningco.com. "The Learning Company, Inc." and all of the Company's logos and product names are trademarks of the Company.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Holder.

                               THE SELLING HOLDER

     The Selling Holder owns 5,210,796 shares of Common Stock of the Company (the "Shares"). It is unknown if, when or in what amounts the Selling Holder may offer the shares for sale and there can be no assurance that the Selling Holder will sell any or all of the Shares offered hereby. The Shares were initially issued and sold pursuant to the Agreement and Plan of Merger dated November 30, 1995 (the "Merger Agreement") by and among the Company, Compton's NewMedia, Inc., Compton's Learning Company and others. The Selling Holder acquired the Shares in a transaction exempt from registration under the Securities Act. The Company has agreed to indemnify and hold the Selling Holder harmless against certain liabilities under the Securities Act that would arise in connection with sales of Shares by the Selling Holder.

     In view of the fact that the Selling Holder may offer for sale all or a portion of the Shares held by it from time to time, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Holder after completion of the offering made hereby.

     Information concerning the Selling Holder may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary.

     In connection with the execution and delivery of the Merger Agreement, the Company and Tribune entered into (i) the Standstill Agreement dated as of December 22, 1995 pursuant to which, among other agreements, Tribune agreed under certain circumstances to restrict its ownership in and voting of securities of the Company and the Company agreed (x) to take all necessary actions to increase the size of its Board of Directors (the "Board of Directors") by one and to fill the vacancy created thereby with an individual designated by Tribune and (y) if the Board of Directors shall at any time consist of 11 or more members, to take all necessary actions to increase further the size of the Board of Directors by one and to fill the additional vacancy created thereby with a second individual designated by Tribune and (ii) the Tax Sharing Agreement dated as of December 28, 1995 pursuant to which the Company and Tribune agreed to an allocation of certain tax liabilities and related matters. The director of the Company designated by the Selling Holder, James C. Dowdle, resigned as a director effective May 22, 1998, and the Selling Holder waived its right to designate a second director in connection with the election of three new directors of the Company in 1998.

     In December 1997, the Selling Holder sold $150,000,000 principal amount of the Company's 5 1/2% Senior Convertible/Exchangeable Notes due 2000 to Thomas H. Lee Company, Bain Capital, Inc. and Centre Partners Management LLC, which surrendered such Notes to the Company in exchange for 750,000 shares of Series A Convertible Participating Preferred Stock of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Company's Restated Certificate of Incorporation (the "Restated Certificate"), the Company is authorized to issue 200,000,000 shares of Common Stock, 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), and one share of Special Voting Stock.

COMMON STOCK

     Shares of Common Stock have a par value of $0.01 per share. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by the Restated Certificate. The holders of Common Stock are entitled to receive such dividends as may be declared by the Company's board of directors out of funds legally available therefor and will be entitled upon any liquidation, dissolution or winding-up of the Company to receive rateably the net assets of the Company available for distribution.

     The Common Stock does not provide for pre-emptive rights, conversion rights, redemption rights or sinking fund provisions.

SPECIAL VOTING SHARE

     A single share of Special Voting Stock (the "Voting Share") is authorized and is outstanding. The Voting Share is held of record by CIBC Mellon Trust Company, formerly The R-M Trust Company, as Trustee (the "Voting Share Trustee"), under a Voting and Exchange Trust Agreement pursuant to which each holder of Exchangeable Non-Voting Shares (the "Exchangeable Shares") of SoftKey Software, an Ontario corporation and a subsidiary of the Company, other than the Company or any entity controlled by the Company (a "Controlled Entity"), is entitled to instruct the Voting Share Trustee to exercise one of the votes attached to the Voting Share for each Exchangeable Share held by such holder. Except as otherwise required by law or the Company's Restated Certificate, the holder of record of the Voting Share will have a number of votes equal to the number of Exchangeable Shares outstanding from time to time not owned by the Company or any Controlled Entity. The holders of shares of the Common Stock and the Voting Share vote together as a single class on all matters, except as may be required by applicable law. The holder of the Voting Share will not be entitled to receive any assets of the Company available for distribution to its stockholders. The holder of the Voting Share will not be entitled to receive dividends. Pursuant to the Combination Agreement dated as of August 17, 1993, by and among WordStar International Incorporated ("WordStar"; now known as The Learning Company, Inc.), Softkey Software Products Inc., Spinnaker Software Corporation and SSC Acquisition Corporation (the "Combination Agreement"), the Voting Share was first issued to the trustee appointed under the Voting and Exchange Trust Agreement dated as of February 4, 1994, among SoftKey International Inc. (formerly WordStar; now known as The Learning Company, Inc.), SoftKey Software and The R-M Trust Company (the "Voting and Exchange Trust Agreement"). At such time as the Voting Share has no votes attached to it because there are no exchangeable non-voting shares of SoftKey Software outstanding not owned by the Company or a Controlled Entity, and there are no shares of stock, debt, options or other agreements of SoftKey Software that could give rise to the issuance of any exchangeable non-voting shares to any person (other than the Company or a Controlled Entity), the Voting Share will be cancelled.

     All Exchangeable Shares not exchanged for an equivalent number of shares of Common Stock by February 4, 2005 (the "Redemption Date") will be redeemed by SoftKey Software, for a price per share equal to the current market price of a share of Common Stock (which shall be paid in Common Stock) plus a cash amount equivalent to the full amount of all unpaid dividends thereon, and the Voting Share will thereupon be cancelled. The Board of Directors of SoftKey Software may extend the Redemption Date or, if at any time there are less than 50,000 outstanding Exchangeable Shares (other than Exchangeable Shares held by the Company or any Controlled Entity, subject to adjustment to reflect permitted changes to the Exchangeable Shares), accelerate the Redemption Date.

PREFERRED STOCK

     Shares of Preferred Stock have a par value of $.01 per share. An aggregate of 5,000,000 shares of Preferred Stock are presently authorized, of which 750,000 shares have been designated Series A Convertible Participating Preferred Stock ("Series A Preferred Stock") and are outstanding.

     The Company's board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The Company's board of directors could issue a series of Preferred Stock that could, depending on the terms of such series, provide for a liquidation preference over the Common Stock or impede the completion of a merger, tender offer or other takeover attempt. The Company's board of directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might otherwise believe to be in their best interests.

     SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK. The following is a summary of the terms of the Series A Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Designation of the Series A Preferred Stock (the "Designation"), setting forth the rights, preferences and limitations of the Series A Preferred Stock.

     Dividends and Distributions. Holders of shares of Series A Preferred Stock are entitled to receive from the Company, subject to certain exceptions, with respect to each share of Series A Preferred Stock held, the same dividend or other distribution received by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible on the record date for such dividend or other distribution.

     Voting Rights. Each share of Series A Preferred Stock entitles the holder thereof to vote on all matters voted on by holders of Common Stock voting together as a single class with other shares entitled to vote at all meetings of the stockholders of the Company. The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock shall be necessary to (i) authorize, increase the authorized number of shares of or issue any shares of any class or series of capital stock of the Company (other than Common Stock) ranking prior to or on parity with (either as to dividends or the distribution of assets upon liquidation, dissolution or winding up) the Series A Preferred Stock; (ii) increase the authorized number of shares of, or issue any shares of Series A Preferred Stock; (iii) authorize, adopt or approve an amendment to the Restated Certificate of the Company which would decrease the aggregate number of authorized shares of Series A Preferred Stock, increase or decrease the par value of such shares or change the powers, or alter the preferences or special rights of such shares so as to affect such shares of Series A Preferred Stock adversely; or (iv) reclassify any shares of Common Stock or any other shares into shares ranking prior to or on parity with the Series A Preferred Stock.

     Purchase of Series A Preferred Stock Upon a Purchase Event. If a Purchase Event (as defined below) shall occur, then each holder of Series A Preferred Stock shall have the right to require that the Company purchase, to the extent that the Company shall have funds legally available therefor, such holder's shares of Series A Preferred Stock, in whole or in part, at a purchase price in cash in an amount equal to the Purchase Event Purchase Price (as defined below). A "Purchase Event" shall be deemed to have occurred if any person (other than any of the initial purchasers of the Series A Preferred Stock) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, other than in an Acquisition Event (as defined below). The "Purchase Event Purchase Price" shall mean an amount per share equal to $200 (the "Base Purchase Event Amount") plus, if such Purchase Event occurs after the second anniversary of the date of issuance of the shares of Series A Preferred Stock, a 9% annual cumulative return on the Base Purchase Event Amount, compounded quarterly, from such second anniversary date through the date of such Purchase Event.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company (including the commencement of proceedings under applicable bankruptcy laws), no distribution shall be made (i) to the holders of Common Stock or other capital stock junior to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received the Liquidation Amount (as defined below) with respect to each such share or (ii) to the holders of shares of capital stock on a parity with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock. If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock shall be insufficient to pay in full the Liquidation Amount and the liquidation preference on all parity stock, then such assets, or the proceeds thereof, shall be distributed ratably among the holders of shares of Series A Preferred Stock and any such parity stock in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Upon receipt of the Liquidation Amount, holders of shares of Series A Preferred Stock shall not be entitled to any further payments following a liquidation, dissolution or winding up of the Company. The "Liquidation Amount" for a share of Series A Preferred Stock shall mean the greater of (a) an amount per share equal to $200 (the "Base Liquidation Preference"), plus, if such liquidation, dissolution or winding up occurs after the second anniversary of the issuance of such shares of Series A Preferred Stock, an amount equal to a 9% annual cumulative return on the Base Liquidation Preference, compounded quarterly, from such second anniversary date through the date of such liquidation, dissolution or winding up, and (b) the amount that would be distributed with respect to the shares of Common Stock issuable upon conversion of such share of Series A Preferred Stock if all outstanding shares of Series A Preferred Stock were converted into Common Stock immediately prior to such liquidation, dissolution or winding up.

     Conversion Rights. The holders of shares of Series A Preferred Stock shall have the right at any time (and from time to time) to convert each such share of Series A Preferred Stock into a number of shares of Common Stock to be determined by dividing $200 by the Conversion Price (as defined below) in effect at the time of such conversion. The initial Conversion Price is $10.00. The initial Conversion Price is subject to adjustment in certain events, including subdivisions and combinations of the Common Stock; a tender offer by the Company for all or any portion of the Common Stock, that shall require the payment to stockholders of aggregate consideration having a fair market value that combined with certain previous payments made by the Company for Common Stock shall exceed 20% of the product of the then current market price of Common Stock times the number of shares of Common Stock then outstanding; and certain reclassifications of Common Stock.

     Acquisition Event. Upon the occurrence of any Acquisition Event (as defined below), each share of Series A Preferred Stock then outstanding shall thereafter be convertible into the kind and amount of shares of stock and other securities or property or assets (including cash) paid in such Acquisition Event (the "Acquisition Event Consideration") for a number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock immediately prior to such Acquisition Event; provided, however, that if such Acquisition Event occurs after the date which is two years from the date of issuance of such share of Series A Preferred Stock and the fair market value of the Acquisition Event Consideration paid for the number of shares of Common Stock issuable upon conversion of such share of Series A Preferred Stock is less than an amount equal to the sum of the Base Liquidation Preference and an amount equal to a 9% annual cumulative return on the Base Liquidation Preference, compounded quarterly, from such second anniversary date through the date of such Acquisition Event (the amount, if any, by which such fair market value is less than such sum being hereinafter referred to as the "Difference"), then each share of the Series A Preferred Stock shall thereafter be convertible into the Acquisition Event Consideration into which it becomes convertible pursuant to the foregoing provisions, plus additional Acquisition Event Consideration having a fair market value equal to the Difference (or, at the option of the Company, cash equal to the Difference). An "Acquisition Event" shall be deemed to have occurred if (i) a merger, consolidation or other corporate combination of the Company with any other person is consummated, other than (a) a merger, consolidation or other corporate combination which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 51% of the combined voting power of the voting securities of the Company or the surviving corporation outstanding immediately after such merger, consolidation or other corporate consolidation or (b) a merger, consolidation or other corporate combination effected to implement certain recapitalizations, or (ii) the sale or disposition by the Company of all or substantially all of the property and assets of the Company is consummated.

     Mandatory Conversion. The Company shall have the right, at its option, at a time after the initial period, if any, of 130 consecutive trading days for which the weighted average closing price for the Common Stock for such period is greater than 200% of the Conversion Price, to cause the conversion of each share of Series A Preferred Stock (but not less than all of such shares) into shares of Common Stock at the then effective Conversion Price.

TRANSFER AGENT AND REGISTRAR

     The Company has appointed The First National Bank of Boston as transfer agent and registrar of the Common Stock.

                              PLAN OF DISTRIBUTION

     The Shares covered hereby may be offered and sold from time to time by the Selling Holder. The Selling Holder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales of the Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. Such sales may be made directly by the Selling Holder or in the over-the-counter market or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to the then prevailing market prices or in negotiated transactions, including without limitation pursuant to an underwritten public offering or pursuant to one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) crosses and block trades in which a broker-dealer so engaged will attempt to sell the Shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. The Shares may also be delivered upon the maturity, exchange or other settlement of other equity or debt securities of the Company or another issuer.

     Underwriters, brokers, dealers or agents may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Holder or purchasers of such securities. Such underwriters, brokers, dealers or agents may also purchase the Shares and resell such securities for their own account. The Selling Holder and such underwriters, brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Holder disclaims such status. Any commissions, discounts or profits received by such underwriters, brokers, dealers or agents in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act.

     To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from such registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, the Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Holder. All of the foregoing may affect the marketability of the Shares.

     The Company may suspend the use of this Prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the commission or similar events. The Company is obligated in the event of such suspension to use its reasonable efforts to ensure that the use of the Prospectus (as amended or supplemented as necessary) may be resumed as soon as practicable.

     The Company has agreed to pay all of the expenses incident to the registration, offering and sale to the public of the Shares other than commissions and discounts of agents, dealers or underwriters. The Company has also agreed to indemnify the Selling Holder against certain liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Neal S. Winneg, General Counsel of the Company. As of the date hereof, Mr. Winneg owns options to purchase an aggregate of 131,500 shares of Common Stock, which are to become exercisable in periodic installments through January 1999.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 3, 1998 and January 4, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended January 3, 1998, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The combined balance sheet of Mindscape as of December 31, 1997, and the related combined statements of operations, shareholder's equity and cash flows for the year then ended, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Broderbund at August 31, 1997 and 1996, and for each of the three years in the period ended August 31, 1997, incorporated by reference in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing in Broderbund's Annual Report (Form 10-K) for the year ended August 31, 1997, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================


  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING HOLDER. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS, THE ACCOMPANYING PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Supplement Summary.........   S-3
Price Range of Common Stock and
  Related Matters.....................   S-9
Selected Consolidated Financial
  Data................................  S-10
Proposed Merger with Broderbund.......  S-11
Unaudited Pro Forma Combined Condensed
  Consolidated Financial Statements...  S-12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-23
Business..............................  S-35
Management............................  S-44
Principal Stockholders................  S-45
Supplemental Plan of Distribution.....  S-48
Legal Matters.........................  S-50
Index to Consolidated Financial
  Statements..........................   F-1

PROSPECTUS                              PAGE
                                        ----

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Special Note Regarding
  Forward-Looking Information.........     3
Risk Factors..........................     4
The Company...........................    11
Use of Proceeds.......................    12
The Selling Holder....................    12
Description of Capital Stock..........    13
Plan of Distribution..................    16
Legal Matters.........................    17
Experts...............................    17

===============================================================================


===============================================================================

                                4,600,000 SHARES

                                  THE LEARNING
                                 COMPANY, INC.

                                  COMMON STOCK

                                 LEARNCOM LOGO
                                  ------------
                             PROSPECTUS SUPPLEMENT
                                 JULY 30, 1998

                                  ------------

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